122

07026438

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Massmart Holdings Limited

*CURRENT ADDRESS Massmart House
16 Peltier Drive
Sunninghill Ext. 5
Sandton, 2196 South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35710 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE: 9/11/07

6-30-05
AR/S

MASSMART

5 years as a listed company

1 2 3 4 5 6 7 8 9 10 11 12 **13 14 15 16 17**

annual report **2005**

contents

MASSMART

Massmart
HOLDINGS LIMITED

ANNUAL REPORT

eleven wholesale and retail chains

two hundred and eleven outlets

two buying associations serving

one thousand seven hundred and fifteen independent retailers and wholesalers

ten southern african countries

Massmart is a managed portfolio of 11 wholesale and retail chains, each focused on high volume, low margin, low cost distribution of mainly branded consumer goods for cash, through 211 outlets, and two buying associations serving 1 715 independent retailers and wholesalers, in ten countries in southern Africa.

The Group is the third largest distributor of consumer goods in Africa, the leading retailer of general merchandise, liquor and home improvement equipment and supplies, and the leading wholesaler of basic foods.

Massmart Holdings Limited

R26,6 billion (Sales)
R1 009 million (Trading profit)
R679 million (Headline earnings)

Massdiscounters
(Retail discount stores)

Sales **R7 397 million**
EBITA **R488,2 million**

Game

61 stores
General merchandise
RSA, Botswana, Namibia, Mauritius, Mozambique, Uganda, Zambia

DION HOME | WORK | PLAY

11 stores
General merchandise
RSA

Masswarehouse
(Wholesale and retail warehouse outlets)

Sales **R8 576 million**
EBITA **R321,3 million**

makro

12 outlets
General merchandise/Food/Liquor – RSA, Zimbabwe

Builders Warehouse
Servistar
Federated Timbers Feds DIY
DeLaRey*

62 outlets
DIY/Building Materials/Tiles
RSA

Masscash
(Wholesale cash & carry outlets and buying groups)

Sales **R10 589 million**
EBITA **R199,9 million**

CBW
JUMBO

65 outlets
Food/Cosmetics/Liquor
RSA, Lesotho, Namibia, Botswana

Shield
Furnex

1 404 members/1 715 outlets
Food/Furniture/Appliances
RSA, Botswana, Namibia, Swaziland

** 51% effective holding*

Strategic intent

To be considered a **leader by all stakeholders in our chosen markets**

Massmart is a **South African-based international, management group, invested** in a portfolio of **differentiated, complementary, focused wholesale and retail formats,** each reliant on **high volumes** and **operational excellence** as the foundation of **price leadership,** in the distribution of mainly **branded consumer goods for cash.**

Massmart's **mission** describes the assets and competencies necessary for strategic success

The Group actively seeks the continual improvement of performance in the portfolio and its parts, through **strategic and structural clarity, high market shares, excellent management, principle-driven ethical leadership, cost-effective technology** and the **sharing or agglomeration of capabilities, knowledge, resources, influence and information.**

To this end, thought leadership, individual and collective performance, and collaboration throughout the Group are **appropriately rewarded,** with executive management **incentivised predominantly on Group performance.**

MASSMART

Massmart's **vision** describes the response we strive for from stakeholders

Customers will regard Massmart's wholesale and retail formats as their **first choice** when buying those categories of merchandise offered by the formats.

Suppliers will regard Massmart as a valued **partner** in accessing and understanding their end-consumers.

Career retailers will regard Massmart as the **preferred employer** in the distribution industry.

Investors will regard Massmart as a portfolio **rendering superior growth and total returns at relatively lower risk** than alternative wholesale and retail investments.

The community will regard Massmart as a **sensitive, caring, trustworthy, South African** corporation.

Values

We value diversity, dignity and respect, integrity and trust, stewardship and accountability and entrepreneurship

Within southern African retail and wholesale distribution, **Massmart is a unique investment** offering:

Strategic and structural clarity

- Strict adherence to organic and acquisitive growth criteria
- Focused divisions, each a leader in its target market and business type
- Additional value created through inter-divisional collaboration
- Behaviour aligned by short- and long-term incentives

Management quality and depth

- The top 55 executives, average age 43, hold 84 degrees and have an average 21 years' retail or wholesale experience

Diversification

- Customers – All mass market socio-economic strata
- Geography – Ten southern African countries
- Merchandise – Leadership in five general merchandise categories and liquor, with a dominant defensive food profile
- Formats – Optimum deployment of appropriate formats in different markets

Revenue growth

- Proven record of successful organic (209 148 m^2) and acquisitive (53 store acquisitions) growth
- Proven record of comparable store sales growth
- Consistent merchandise innovation
- New stores in South Africa planned for Game, Makro, Builders Warehouse, De La Rey, Servistar, CBW and Jumbo
- New stores in Africa planned for Game
- Acquisition opportunities constantly under consideration

Profit growth

- Growing productivity of capital, space and labour
- Improving operating practices and cost reduction
- Inter-divisional collaboration
- Higher growth in higher net margin Chains

Relatively low risk

- Diversified portfolio of low cost business models with complementary margin and cash characteristics
- High cash generation and high cash earnings
- Retail credit only 2% of total sales

Good governance

- Record of good disclosure
- Compliant with the King II Report on Corporate Governance
- Compliant with the JSE SRI Index criteria
- Member of the Ethics Institute of Southern Africa

Group summary*	**2005** **Rm**	2004 Rm	*Change* %
Sales	**26 561,4**	23 787,7	*11,7*
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	**1 166,3**	984,3	*18,5*
Trading profit	**1 009,4**	850,8	*18,6*
Headline earnings	**678,6**	583,1	*16,4*
Cash generated from operations	**1 246,6**	1 270,5	*(1,9)*
Shareholders' equity	**1 616,2**	1 429,8	*13,0*
Total assets	**8 089,2**	7 109,3	*13,8*
Ordinary share performance	**Cents/share**	Cents/share	%
Headline earnings	**341,0**	293,1	*16,3*
Diluted headline earnings	**329,3**	282,7	*16,5*
Dividends	**183,0**	159,0	*15,1*
Net asset value	**809,6**	717,8	*12,8*
Financial statistics	**%**	%	
Trading margin	**3,8**	3,6	
Return on capital employed	**51,0**	52,7	
Return on shareholders' equity	**44,6**	42,8	
Debt: equity	**8,6**	14,1	

** See explanatory notes forming part of the seven-year review on pages 8 to 12.*

Trading performance

Sales (Rm)


8 766
10 358
11 568
16 709
20 370
23 788
26 561
99
00
01
02
03
04
05

EBITA (Rm)


135
202
277
539
748
851
1 009
99
00
01
02
03
04
05

Trading margin (%)


1,5
1,9
2,4
3,2
3,7
3,6
3,8
99
00
01
02
03
04
05

Operating highlights

for the year ended 30 June 2005

The highlights of the year were:

- Sales exceeded R26 billion, 5,8% of which was from 17 foreign stores
- In real terms, comparable store and comparable member sales grew 7,5% and sales before acquisitions grew 11,5%, with estimated average deflation of 2,2%
- 44% of the year's growth was organic
- Trading profit exceeded R1 billion for the first time
- Pre- and post-interest trading profit margins increased to 3,80% and 3,72% respectively
- Full year cash flow from operations exceeded R1,2 billion
- Return on equity increased from 42,8% to 44,6%
- The store network was increased to 211 (867 624 m^2) with the acquisition and opening of 62 new stores with estimated annual sales of R2,6 billion
- Federated Timbers, De La Rey and Servistar were acquired with effect from 1 June 2005
- The executive management team was strengthened through a number of new internal and external appointments

Prospects

for the year ended 30 June 2006

For five years South African retail has enjoyed the buoyancy of middle to upper income consumer markets. Driven by structural factors (including education, employability, employment equity, black economic empowerment, the re-rating of domestic property prices and government spending) and cyclical factors (including the strong Rand, low inflation and low interest rates), consumer confidence peaked during 2004 at the highest levels since these statistics have been recorded.

While there has been a gradual downward trend in retail sales growth as reported by Stats SA since October 2004, Massmart's strategies and budgets have been founded on the belief that the South African economy is being irrevocably transformed and that good retail growth will persist for some time, in the absence of a marked deterioration in exogenous factors – the oil price being of particular concern at present.

Our confidence in our country and our company is evident in a record R495 million capital expenditure programme planned for the current year, to add at least 147 388 m^2, in support of budgeted sales exceeding R30 billion.

The efforts devoted to developing and restructuring Massmart's portfolio and management during 2005 have positioned the Group for increased profit and returns from each of its focused divisions.

As predicted and announced, the decision to move away from higher risk, low margin sales in Shield and Furnex has significantly slowed sales growths in those businesses. To avoid distorting the interpretation of the Group's sales growths, the trading updates now exclude the sales for those Chains. On this basis, the eight-week sales report to 21 August 2005 excluding Shield and Furnex would have been: total sales growth 21,4%, sales before acquisitions grew 13,0% and comparable store sales grew 6,6%.

For the 15 weeks to 9 October 2005, total sales grew by 20,1%, sales before acquisitions grew 11,3% and comparable store sales grew 4,7%, with profit growth ahead of sales and prior year. Total sales growth, including Shield and Furnex, for this 15-week period was 15,5%.

Equity performance

Shareholders' equity (Rm)


448
577
1 205
1 414
1 297
1 430
1 616
99
00
01
02
03
04
05

Return on shareholders' equity (%)


23,7
24,9
19,1
27,6
35,4
42,8
44,6
99
00
01
02
03
04
05

Headline EPS (cents)


76,5
109,9
183,2
242,4
293,1
341,0
99
00
01
02
03
04
05

	Notes	*Six-year compound growth % per annum*	**2005[10]**	2004[10]	2003	2002	2001	2000	1999
Income statement (Rm)									
Sales		*20,3*	**26 561,4**	23 787,7	20 369,5	16 709,2	11 568,4	10 357,7	8 765,5
Cost of sales			**(22 912,4)**	(20 647,6)	(17 750,0)	(14 462,0)	(9 966,9)	(8 916,2)	(7 896,8)
Gross profit		*27,0*	**3 649,0**	3 140,1	2 619,5	2 247,2	1 601,5	1 441,5	868,7
Depreciation costs			**(156,9)**	(133,5)	(107,8)	(106,2)	(83,0)	(63,9)	(55,0)
Amortisation costs			**(72,4)**	(74,6)	(49,5)	(39,7)	(9,1)	–	–
Employment costs			**(1 649,4)**	(1 416,6)	(1 168,5)	(1 017,2)	(778,8)	(694,5)	(432,6)
Occupancy costs			**(644,2)**	(563,7)	(408,8)	(366,0)	(277,5)	(291,0)	(175,5)
Net operating costs			**(189,1)**	(175,5)	(186,7)	(219,0)	(185,2)	(190,6)	(70,3)
Total expenses			**(2 712,0)**	(2 363,9)	(1 921,3)	(1 748,1)	(1 333,6)	(1 240,0)	(733,4)
Operating profit		*38,1*	**937,0**	776,2	698,2	499,1	267,9	201,5	135,3
Finance costs			**(21,0)**	(7,2)	(50,4)	(14,1)	9,4	(56,6)	(67,9)
Exceptional items			**-**	5,0	6,7	5,2	(30,6)	(9,8)	115,6
Profit before tax		*30,8*	**916,0**	774,0	654,5	490,2	246,7	135,1	183,0
Taxation			**(307,0)**	(253,9)	(215,2)	(164,4)	(63,0)	(33,4)	37,8
Profit after tax		*18,4*	**609,0**	520,1	439,3	325,8	183,7	101,7	220,8
Minority interest and associate loss			**(2,2)**	(8,9)	(10,0)	(4,1)	(4,0)	(2,1)	(2,1)
Net profit attributable to shareholders		*18,5*	**606,8**	511,2	429,3	321,7	179,7	99,6	218,7
EBITDA	1	*35,3*	**1 166,3**	984,3	855,5	645,0	360,0	265,4	190,3
EBITA	2	*39,8*	**1 009,4**	850,8	747,7	538,8	277,0	201,5	135,3
Headline earnings		*61,3*	**678,6**	583,1	480,0	361,6	216,0	106,2	38,5
Operating statistics									
Depreciation costs as a % of sales			**(0,6)**	(0,6)	(0,5)	(0,6)	(0,7)	(0,6)	(0,6)
Employments costs as a % of sales			**(6,2)**	(6,0)	(5,7)	(6,1)	(6,7)	(6,7)	(4,9)
Occupancy costs as a % of sales			**(2,4)**	(2,4)	(2,0)	(2,2)	(2,4)	(2,8)	(2,0)
Total expenses as a % of sales			**(10,2)**	(9,9)	(9,4)	(10,5)	(11,5)	(12,0)	(8,4)

Acquisition timeline

2005

Acquisition of 50 independent home improvement outlets into Massbuild

Acquisition of a cash and carry store into Jumbo

2004

Acquisition of six-store independent cash and carry business into CBW

2003

Acquisition of five-store Builders Warehouse

	Notes	**2005[10]**	2004[10]	2003	2002	2001	2000	1999
Productivity ratios								
FTEs (full-time equivalents)		**21 859**	17 565	16 763	14 882	13 600	11 595	9 758
Trading space (sqm)		**864 018**	648 923	586 030	533 334	445 219	403 326	371 990
Number of stores	3	**211**	150	137	126	106	95	91
Sales per FTE (R000)	4	**1 366**	1 354	1 216	1 123	851	893	898
Sales per trading sqm (R000)	5	**32**	32	30	27	23	21	20
Sales per store (R000)	6	**144 236**	136 662	129 007	114 881	95 640	90 884	80 049
Net asset turn	7	**12**	14	13	10	9	18	19
Gross margin (%)		**13,7**	13,2	12,9	13,4	13,8	13,9	9,9
Operating margin (%)		**3,5**	3,3	3,4	3,0	2,3	1,9	1,5
Trading margin (%)	8	**3,8**	3,6	3,7	3,2	2,4	1,9	1,5
EBITDA margin (%)		**4,4**	4,1	4,2	3,9	3,1	2,6	2,2
Effective tax rate (%)	9	**33,5**	32,8	32,9	33,6	25,5	24,7	19,7
Annual growth (%)								
Sales		**11,7**	16,8	21,9	44,4	11,7	18,2	–
Trading profit		**18,6**	13,8	38,8	94,5	37,5	48,9	–
Profit before finance costs and tax		**19,9**	10,8	39,8	112,5	23,8	(23,6)	–
Profit before tax		**18,3**	18,3	33,5	98,7	82,6	(26,2)	–

Notes:

1. *EBITDA is earnings before interest, taxation, depreciation and goodwill impairment.*
2. *EBITA is earnings before interest, taxation and impairment. We prefer using EBITA rather than operating profit as a measure of trading performance as the latter includes the charge for goodwill impairment which can distort traditional trading ratios and returns.*
3. *Masswarehouse excludes the two Makro Zimbabwe stores which are not consolidated.*
4. *Sales per FTE excludes Federated Timbers, De La Rey and Servistar for the one month of trading.*
5. *Sales per trading sqm excludes Federated Timbers, De La Rey and Servistar for the one month of trading, as well as Shield and Furnex.*
6. *Sales per store excludes Federated Timbers, De La Rey and Servistar for the one month of trading, as well as Shield and Furnex.*
7. *Net asset turn is sales divided by net assets.*
8. *Trading margin is the percentage of EBITA to sales.*
9. *Refer to note 6: Taxation (page 96) for the effective tax rate workings.*
10. *These amounts have been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.*

2002

Acquisition of 22 food wholesale Browns and Weirs stores

2001

Acquisition of six-store Jumbo, a wholesale business

Prior to 1999

	Notes	Six-year compound growth % per annum	**2005[13]**	2004[13]	2003[13]	2002	2001	2000	1999
Balance sheet (Rm)									
Assets									
Non-current assets		*26,3*	**2 741,7**	1 789,5	1 483,3	1 230,1	1 233,6	770,2	675,8
Total current assets		*18,3*	**5 347,5**	5 319,8	4 559,8	3 714,8	2 909,8	2 297,4	1 951,8
Inventory (included above)		*15,7*	**2 658,0**	2 356,5	2 236,7	1 981,9	1 555,7	1 318,5	1 107,7
Total assets		*20,6*	**8 089,2**	7 109,3	6 043,1	4 944,9	4 143,4	3 067,6	2 627,6
Equity and liabilities									
Total shareholders' equity	1	*23,8*	**1 652,7**	1 461,5	1 319,1	1 426,7	1 215,7	588,8	458,7
Total current liabilities		*18,7*	**5 694,8**	4 873,1	3 885,2	3 236,3	2 856,4	2 383,0	2 039,6
Accounts payable (included above)		*18,1*	**4 872,5**	4 437,8	3 684,2	3 042,7	2 247,1	2 034,1	1 796,9
Total equity and liabilities		*20,6*	**8 089,2**	7 109,3	6 043,1	4 944,9	4 143,4	3 067,6	2 627,6
Profitability and gearing ratios									
Return on shareholders' equity (%)	2		**44,6**	42,8	35,4	27,6	19,1	24,9	23,7
Return on capital employed (%)	3		**51,0**	52,7	46,3	37,3	30,6	38,5	36,8
Long-term debt: Equity(%)	4		**8,6**	14,1	19,1	16,7	42,4	0,5	93,9
Cash earnings cover	5		**1,4**	2,0	1,4	1,6	1,4	(0,2)	2,4
Solvency and liquidity ratios									
Net cash to total shareholders' equity (%)	6		**24,7**	70,1	42,7	38,6	41,0	(14,2)	41,8
Current ratio	7		**0,9**	1,1	1,2	1,1	1,0	1,0	1,0
Quick ratio	8		**0,5**	0,6	0,6	0,5	0,5	0,4	0,4
Inventory days (days)	9		**42**	42	46	50	57	54	51
Inventory turn	10		**8,6**	8,8	7,9	7,3	6,4	6,8	7,1
Payable days (days)	11		**78**	78	76	77	82	83	83
Asset turn	12		**3,3**	3,3	3,4	3,4	2,8	3,4	3,3
Total liabilities to total shareholders' equity			**3,9**	3,9	3,6	2,5	2,4	4,2	4,7

Notes:

1. *In 1999 the convertible debentures of R410 million have been included in shareholders' equity. These debentures were converted to ordinary shares on 1 January 2000.*
2. *The return on shareholders' equity is the percentage of headline earnings to the average of the opening and closing balances of shareholders' equity.*
3. *The return on capital employed is the percentage of EBITA to the average of the opening and closing balances of capital employed.*
4. *Long-term debt comprises non-current interest-bearing liabilities (and amounts due to vendor in 2001).*
5. *Cash earnings cover represents the ratio of operating cash flow per share to headline earnings per share.*
6. *Net cash to total shareholders' equity is the cash and cash equivalents, net of borrowings, divided by the total shareholders' equity at the end of the period.*

Sales contribution (%)


28%
40%
32%
Massdiscounters
Masswarehouse
Masscash

Profit (EBITA) contribution (%)


20%
48%
32%
Massdiscounters
Masswarehouse
Masscash

Profit after tax contribution (%)


8%
39%
53%
Massdiscounters
Masswarehouse
Masscash

	Six-year compound growth % per annum	2005[13]	2004[13]	2003[13]	2002	2001	2000	1999
Cash flow (Rm)								
Cash flow from trading	*41,6*	**1 148,7**	1 015,2	848,9	629,8	335,6	252,5	143,1
Working capital movements		**97,9**	255,3	(63,6)	38,9	8,8	(187,8)	23,9
Cash generated from operations	*39,8*	**1 246,6**	1 270,5	785,3	668,7	344,4	64,7	167,0
Net interest (paid)/received		**(21,0)**	(5,5)	(50,4)	(14,1)	9,4	(56,6)	(69,0)
Investment income		**35,2**	19,0	11,0	1,1	2,7	2,2	1,1
Tax paid		**(334,4)**	(124,2)	(77,5)	(90,9)	(46,4)	(29,1)	(7,7)
Dividends paid		**(416,4)**	(218,7)	(166,6)	(90,7)	(48,0)	–	–
Exceptional items		**–**	–	–	–	–	–	305,9
Net cash flow from operating activities	*4,2*	**510,0**	941,1	501,8	474,1	262,1	(18,8)	397,3
Investment to maintain operations		**(255,8)**	(136,3)	(83,6)	(76,3)	(94,6)	(20,9)	(75,7)
Investment to expand operations		**(156,4)**	(263,3)	(216,6)	(73,1)	(32,3)	(136,6)	(103,4)
Other		**(696,8)**	(35,7)	(208,8)	(47,2)	(518,9)	1,9	(778,9)
Net cash flow from investing activities	2,8	**(1 109,0)**	(435,3)	(509,0)	(196,6)	(645,8)	(155,6)	(958,0)
Net cash flow from financing activities		**(22,6)**	(39,8)	30,8	(233,9)	965,9	(100,6)	621,9
Net (decrease)/increase in cash and cash equivalents		**(621,6)**	466,0	23,6	43,6	582,2	(275,0)	61,2
Foreign exchange losses taken to FCTR		**5,4**	(4,2)	(10,5)	7,9	–	–	–
Cash and cash equivalents for the period		**(616,2)**	461,8	13,1	51,5	582,2	(275,0)	61,2
Cash and cash equivalents at the beginning of the period		**1 025,2**	563,4	550,3	498,8	(83,4)	191,6	130,4
Cash and cash equivalents at the end of the period		**409,0**	1 025,2	563,4	550,3	498,8	(83,4)	191,6

Notes (continued):

7. *Current ratio is current assets to current liabilities.*
8. *Quick ratio is current assets excluding inventory to current liabilities.*
9. *Inventory days is calculated using total cost of sales.*
10. *Inventory turn is calculated using total cost of sales.*
11. *Payable days is calculated using total cost of sales.*
12. *Asset turn is calculated using total assets and sales.*
13. *These amounts have been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.*

Operating cash flow contribution (%)


15%
45%
40%
Massdiscounters
Masswarehouse
Masscash

Profit after tax (%)


4,50%
2,83%
0,45%
Massdiscounters
Masswarehouse
Masscash

	Notes	Six-year compound growth % per annum	2005	2004	2003	2002	2001	2000	1999
Per share performance (South African cents)									
Headline earnings		47	**341,0**	293,1	242,4	183,2	109,9	76,5	33,9
Diluted headline earnings		35	**329,3**	282,7	235,6	181,9	109,8	76,3	55,3
Attributable earnings		8	**304,9**	256,9	216,8	163,0	91,4	71,8	192,7
Dividends/distribution		81	**183,0**	159,0	97,0	61,0	36,0	9,4	–
Cash flow from trading	1	29	**577,2**	510,3	428,6	319,1	170,8	182,0	126,1
Operating cash flow	2	34	**465,5**	583,0	337,5	286,2	157,8	(13,5)	80,5
Net asset value		14	**809,6**	717,8	653,0	714,8	611,2	367,1	368,6
Dividend cover			**2,0**	2,0	2,5	3,0	3,0	3,0	–
Per share performance (US cents) [4]									
Headline earnings		46	**54,9**	42,9	26,8	18,0	14,4	12,0	5,6
Diluted headline earnings		34	**53,0**	41,3	26,0	17,9	14,4	12,0	9,1
Attributable earnings		8	**49,1**	37,6	23,9	16,0	12,0	11,3	31,7
Dividends/distribution		82	**29,5**	23,2	10,7	6,0	4,7	1,5	–
Cash flow from trading	1	28	**92,9**	74,6	47,3	31,4	22,4	28,7	20,8
Operating cash flow	2	33	**75,0**	85,2	37,3	28,1	20,7	(2,1)	13,3
Net asset value		12	**120,3**	113,2	82,3	70,3	75,8	53,0	60,4
Dividend cover			**2,0**	2,0	2,5	3,0	3,0	3,0	–
Stock exchange information									
Shares in issue (millions)			**199,6**	199,2	198,6	197,8	197,1	–	–
Shares traded (millions)			**188,1**	256,6	86,1	40,2	27,1	–	–
Percentage of shares traded (%)			**94,2**	128,8	43,4	20,3	13,8	–	–
Earnings yield (%)			**6,8**	7,9	10,3	12,1	9,8	–	–
Dividend yield (%)			**4,1**	4,9	4,6	4,5	3,9		
Market capitalisation (Rm)	3		**8 937,9**	6 489,6	4 170,3	2 670,6	1 832,8	–	–
Share price South African (cents):									
High			**5 370**	3 359	2 222	1 550	1 455	–	–
Low			**3 145**	2 080	1 275	930	760	–	–
Closing			**4 477**	3 258	2 100	1 350	930	–	–

Notes:

1. *Cash flow from trading per share is calculated using the cash flow from trading, before working capital movements.*
2. *Operating cash flow per share is calculated using the net cash flow from operations, after working capital movements, excluding exceptional items and after adding back the dividend paid.*
3. *As at 30 June.*
4. *Dollar exchange rate can be found on page 13.*

Massmart share price versus JSE General Retailers index (rebased to 100)



Retail Index
Massmart
400
350
300
250
200
150
100
50
0
Jul 00
Sep 00
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
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	Notes	Six-year Compound growth % per annum	**2005[13]**	2004[13]	2003[13]	2002	2001	2000	1999
Income statement ($m)									
Sales		19,8	**4 277,2**	3 477,7	2 248,3	1 643,0	1 518,2	1 631,1	1 444,1
Cost of sales			**(3 689,6)**	(3 018,7)	(1 959,2)	(1 422,0)	(1 308,0)	(1 404,1)	(1 301,0)
Gross profit		26,5	**587,6**	459,1	289,1	221,0	210,2	227,0	143,1
Expenses			**(436,7)**	(345,6)	(212,1)	(171,9)	(175,0)	(195,3)	(120,8)
Operating profit		37,5	**150,9**	113,5	77,1	49,1	35,2	31,7	22,3
Finance costs			**(3,4)**	(1,1)	(5,6)	(1,4)	1,2	(8,9)	(11,2)
Exceptional items			**–**	0,7	0,7	0,5	(4,0)	(1,5)	19,0
Profit before tax		30,3	**147,5**	113,2	72,2	48,2	32,4	21,3	30,1
Taxation			**(49,4)**	(37,1)	(23,8)	(16,2)	(8,3)	(5,3)	6,2
Profit after tax		18,0	**98,1**	76,0	48,5	32,0	24,1	16,0	36,4
Minority interest and associate loss			**(0,4)**	(1,3)	(1,1)	(0,4)	(0,5)	(0,3)	(0,3)
Net profit attributable to shareholders		18,1	**97,7**	74,7	47,4	31,6	23,6	15,7	36,0
Headline earnings		60,7	**109,3**	85,2	53,0	35,6	28,3	16,7	6,3
Balance sheet ($m)									
Shareholders' equity	1	21,8	**240,1**	225,5	163,5	139,1	149,5	83,2	73,5
Net cash/(borrowings)		11,6	**60,8**	161,7	71,1	54,1	61,9	(12,0)	31,5
Total assets		18,6	**1 202,0**	1 121,3	762,1	486,3	514,1	442,5	431,1
Inventory		13,8	**394,9**	371,7	282,1	194,9	193,0	190,2	181,7
Accounts payable		16,2	**724,0**	700,0	464,6	299,2	278,8	293,4	294,8
Cash flow ($m)									
Cash generated from operations		39,3	**200,7**	185,7	86,7	65,8	45,2	10,2	27,5
Net cash flow from operating activities		3,8	**82,1**	137,6	55,4	46,6	34,4	(3,0)	65,5
Net cash flow from investing activities		2,9	**(178,6)**	(63,6)	(56,2)	(19,3)	(84,8)	(24,5)	(157,8)
Profitability and gearing ratios (%)									
Return on shareholders' equity	2		**46,9**	43,8	35,0	24,6	19,4	25,7	22,9
Return on capital employed	3		**53,9**	54,1	45,7	33,6	30,7	39,6	35,2
Long-term debt: Equity	4		**8,6**	14,1	19,1	16,7	42,4	0,5	93,9
Liquidity ratios									
Current ratio	7		**0,9**	1,1	1,2	1,1	1,0	1,0	1,0
Inventory days	9		**39**	45	53	50	54	49	52
Exchange rates (Rand/US$)									
At year-end			**6,73**	6,34	7,93	10,17	8,06	6,93	6,10
Average for the year			**6,21**	6,84	9,06	10,17	7,62	6,35	6,07

Notes:

All notes refer to the seven-year review in SA Rand on pages 8 to 11.

The operating environment

The economic environment in South Africa remained robust during the period under review. Continued low inflation and low interest rates together with growth in real GDP of over 4%, higher disposable incomes, improved social stability, increasingly affluent black consumers and a more stable exchange rate have stimulated an unprecedented expansion in consumer spending.

Performance

In this context Massmart's management delivered an excellent set of results. Revenue increased to R26,6 billion. Headline earnings per share increased by 16,3% to 341 cents per share. Massdiscounters and Masswarehouse achieved exceptional growth, with profits increasing by 49% and 39% respectively. Masscash recorded reduced profits mainly due to deflation in CBW and difficulties in the Masstrade division which has now been merged with Masscash. However, considerable progress has been made in refining our wholesale trading business model and sound and more predictable results are expected from this division in the future.

Strategic imperatives

The Group continues to focus on building its portfolio of differentiated but complementary wholesale and retail formats distributing mainly branded consumer goods for cash in Africa. The Group's three-year vision for growth plan was reassessed for the period to 2008 and continues to be based on aggressive organic and acquisitive growth, value-adding collaboration between focused trading entities and the incentivisation of management aligned with Group goals.

During the past financial year the Servistar, De La Rey and Federated Timbers chains were acquired to augment the national presence and growth strategy of the Builders Warehouse chain of Masswarehouse. From 1 July this year this grouping has been constituted as a separate division, Massbuild. Exciting growth is expected from Massbuild in the years ahead.

In accordance with the Group's conservative approach to its capital and funding structures, the Massbuild acquisitions have been financed by R500 million of medium-term bank loans.

Changes in directorate

During the year Grant Pattison was appointed Deputy Chief Executive Officer and Fanus Nothnagel was appointed Chief Operating Officer and both executives were appointed to the Board. It is my great pleasure to congratulate them on their appointments and welcome these high-achieving executives to the Board.

Dan Barrett retired during the year. Dan was previously CEO of Game and thereafter of Massdiscounters, and subsequently COO and then Deputy CEO of the Massmart Group. He became a non-executive director in 2003. I should like to acknowledge Dan's considerable contribution to the Group over the years, and express the Board's appreciation to him and wish him well in the next phase of his career and semi-retirement.

The Board

The Board of Massmart comprises four executive directors and nine independent non-executive directors. The non-executive directors have an appropriate mix of retail, financial, governance and human capital skills. The Board and its three committees functioned well during the year. The Board regards its key functions as:

- The keepers of strategy.
- The monitors of risk.
- The custodians of management excellence.
- The overseers of performance of the Company.

Fulfilling these functions has been facilitated enormously by the continuing exceptional personal performance of our CEO, Mark Lamberti, and that of each member of his Executive Committee.

Sound corporate governance has been maintained at all levels and I am pleased to refer stakeholders to the detailed corporate governance review contained in this report.

Succession planning

One of the most important functions of any board is to ensure effective succession planning. The Group's succession planning matrices are originated by the CEO and tested and refined through the Executive Committee, the Remuneration and Nominations Committee and the Board itself. These plans are comprehensive, updated regularly and dynamically

Revenue increased to **R26,6 billion.**

Headline earnings per share increased by **16,3%** to **341** cents per share.

implemented. The strength and depth of Massmart's Executive Committee are evidence of the success of this policy.

The transition to a new Chief Executive Officer of a group the size of Massmart is a formidable task, the success of which is vital to all stakeholders. The Board is acutely aware of its responsibility in this regard. Our CEO, Mark Lamberti, has indicated that he wishes to retire on or about 30 June 2007. A comprehensive process designed by him and approved and guided by the Board has been ongoing for the past 24 months. I am pleased to report that our plans for a smooth transition are moving forward soundly and we anticipate making the appropriate announcements in the second half of 2006. At the same time we are engaging in discussions with the CEO to facilitate his continued availability to the Group in a non-executive capacity thereafter.

Sustainable development

The Group is committed to the principles of sustainability and the belief that its disciplines will lead to considerable stakeholder benefits. Massmart has successfully implemented sustainability programmes in all relevant areas and Massmart's sustainability review contained in this annual report is one of the most comprehensive by any South African group. I commend management on behalf of all stakeholders for their approach to conducting business in this manner.

With regard to BBBEE initiatives, Massmart is fully committed to the principles and objectives of the process and to improving its outcomes in each of the seven elements of its BBBEE scorecard. With regard to equity ownership, the delay in the release of the final Codes of good practice by the Department of Trade and Industry has in turn delayed the finalisation of Massmart's equity ownership plan. However, alternatives have been considered by the Board and proposals will be made to shareholders once the Codes have been released and assessed.

Shareholders

I am pleased to welcome all new shareholders that have invested in the company during the year. Massmart now has 6 856 registered shareholders including 4 973 individuals and numerous retirement, endowment and investment funds. The Group's largest shareholder is Old Mutual with 15%. The Public Investment Commissioner holds 7,4%. An interesting feature of the profile of shareholders is that international shareholders now own in excess of 35% of the Group and the level of this investment has grown steadily over the past two years. It is also worth noting that if all share options were exercised, the executive management and staff would own nearly 11% of the Group's shares – good evidence of the alignment of management's interests with those of shareholders.

Liquidity in the shares has improved considerably since the disinvestment of the SHV group in January 2004. Shares traded in the past 12 months amounted to 94% of the issued share capital making Massmart one of the more liquid shares on the JSE.

It is interesting to note that headline earnings per share have grown at a compound rate of 47% per annum in Rands over the six years to the reporting date and by 46% per annum in US Dollars over the same period. The share price has increased by 29% per annum in the five years since listing.

Prospects

The Group is well positioned to achieve growth in earnings and dividends in the period ahead in line with industry expectations.

Appreciation

On behalf of the Board and all stakeholders, I express my sincere appreciation to Mark Lamberti and his executive team for their ongoing achievements and for the development of a portfolio of excellent businesses which should deliver sound value for years to come.

I should also like to make specific mention of Guy Hayward and Aubrey Cimring and their Financial department. The Award for Excellence received by them at the Group's Citation Banquet is well deserved recognition of very superior performance in a period of considerable growth, complexity and change.

I record my personal appreciation to my colleagues on the Board and to the CEO and his team for their unfailing support, and also to the Group's professional advisers and bankers for the high quality of their services to the Group.

Christopher Seabrooke
13 October 2005

Each of our divisions is poised to achieve **growth** and our strengthened **leadership** is well qualified to optimise value for all stakeholders.

Introduction

At the heart of Massmart's leadership ethos is the precept that financial performance is a lagging indicator of prior operating performance, which in turn is preceded by human performance. The obvious implication of this is that good leadership looks behind today's numbers – good or bad – to understand and shape the underlying operating and human performance that will only manifest financially tomorrow.

Any setbacks we have experienced over the past 17 years can be traced back to our failure to do this effectively, and we are determined to avoid being fooled by the financial result – good or bad – in future. We strive at all times then to understand and shape the human performance, which initiates the ultimate creation or destruction of value for stakeholders.

On reflection, it seems clear that this approach should be as valuable to shareholders as it is to us. Shareholders who know what management has done, or is doing, have insight, however imperfect, into tomorrow, and are advantaged relative to those who rely on financial results, which are by definition a perfect reflection of yesterday. With this in mind I have decided to leave my colleagues to tell you about the past year's financial performance with as much accuracy as accounting demands and allows. I will tell you about what we did, why we did it and how we believe our actions will enhance the value of your asset.

Fixing Masstrade

Notwithstanding the healthy state of the other divisions, we started the year shattered by the discovery that a systems implementation in our smallest division Masstrade (Shield and Furnex), had been poorly specified and appallingly managed. More seriously, the representations made by the division's management were at odds with our intuition and our subsequent findings. While we forgive management errors, which are oftentimes learning's most effective catalyst, we do not tolerate misrepresentation or obfuscation of a situation by management. Good news can travel fast, bad news must travel fast, and any attempt to colour the facts is an intolerable breach of trust. Within the bounds of our principles and strategies, we delegate authority and responsibility, and we extend latitude to competent people, in the firm belief that doing so attracts superior talent and makes the organisation more responsive to market dynamics and changing stakeholder demands. This approach predicates on trust in its most demanding interpretation as the July 2004 situation in Masstrade made clear, and those responsible left the business.

We deployed Grant to analyse and rectify the problem and we told shareholders as much as we knew as soon as we knew it. His conclusions were simple as they should be – good leadership finds the simplicity beyond complexity. The first was that the poor specification and implementation of the system had led to an overstatement of profits and a breakdown in the required administrative standards, but not a loss of data or control. The second was that previously adequate returns on the capital employed in trade debtors were being undermined by the pursuit of low margin, high risk sales.

The year was spent redressing the situation by implementing the structures, processes and systems necessary to control the assets, monitor performance and create a platform for a smaller but more sustainable trading business. By December 2004 we felt it prudent to request another full audit of the division and we took an R18,3 million charge against the result for the six months to December 2004 for profits overstated in prior years. With the base sound, we included the companies with the other wholesale assets in Masscash and made considerable progress in the second half towards the objective of securing a smaller, more effective wholesale trading format which will render a lower level of profitability but very high returns on the capital employed.

Finally, it is important for shareholders to know that the systems installation that initiated the unhappy train of events was the last one done before the implementation of a new Group-wide process to ensure quality control and risk management in the selection and implementation of new business processes and systems, no matter how small. This was the biggest setback to our progress over the past 17 years and it will not be repeated.

Dealing with deflation

Since Robin founded what is now our cash and carry wholesale food business in 1985, operating income has comprised three things – a small mark up, supplier rebates of one sort or another and inflation. This year, with the cost price of many food commodities determined by a stronger exchange rate, the inflation turned negative. Not only did we lose a portion of operating income, but absolute Rand margins declined as traditional mark-up percentages were applied to merchandise bought at prices considerably lower than the previous year. Competitors experienced the same phenomenon and reduced selling prices further in the vain hope that volumes would compensate for lost margin. As we predicted they didn't, but we could not be spectators and lose market share with an uncompetitive pricing strategy. With gross margins under pressure and expenses inflating, the profits of a very well run business regressed, less so in the second half by which time the market was stabilising, and we had refined the customer and product mix while reducing the expense structure of the business.

Although deflation was no less severe in imported durables, it was possible to ameliorate the impact by selling up or increasing volumes.

We are clear that good strategy is not about predicting the future, but rather about having the resources, competence and flexibility to deal with a range of likely scenarios. Insofar as the wholesale distribution of food commodities is concerned, we reached the conclusion that low or negative inflation makes this business less defensible and more cyclical than was historically the case. For as long as this environment persists, we are resolved to mitigate the trading risk by keeping expenses and inventories as tight as possible. We will curtail strategic risk and improve our return on effort by holding rather than growing market share, and limiting new store development to sites with higher returns.

You can expect our wholesale food businesses – both cash and carry and our buying associations – to produce lower sales growths but good cash flows and excellent returns on capital employed for the foreseeable future. The contribution of food wholesaling to Group sales and profits will decline as higher margin categories grow faster.

Building the home improvement division

A source of extreme satisfaction, and not a little pride, was the performance of Builders Warehouse, which we acquired as a five-store regional chain in 2003 to establish a more focused presence in a category we were largely familiar with through our Makro, Game and Dion chains, and subsequently grew to 12 stores in this reporting year. By applying Massmart's full complement of capabilities in large store retailing, sales and profits grew ahead of expectations as customers responded enthusiastically to our broad range and evolving proposition in home improvement tools, accessories and supplies, confirming the viability of a

South African retail industry growth


Real
Nominal
GDP
14
12
10
8
6
4
2
0
-2
99
00
01
02
03
04
05

Retail inflation


Retail Inflation
CPIX
14
12
10
8
6
4
2
0
Jul – Dec 03
Jan – Jun 04
Jul – Dec 04
Jan – Jun 05

substantial chain of home improvement outlets throughout South Africa.

In a very fragmented marketplace, urgency and discretion was the key and as 2004 ended and 2005 began, we concurrently acquired the Federated Timbers, Servistar and De La Rey chains. Transacting with Trevor, John and Carlos over the sale of their businesses was an enriching experience and handshake translated effortlessly into contract. Such blatant integrity is rare. These chains, together with Builders Warehouse, gave us leadership in the sector through a national footprint of 62 stores, which will produce sales approaching R4 billion at profit before tax margins in excess of 6% in 2006.

With all of the acquisitions trading ahead of expectations, we are currently engaged in a detailed analysis of the acquired businesses to determine the most efficient deployment of Massmart's competencies, the nature of collaboration between the chains and an appropriate branding proposition which can be applied to the various formats in different markets.

We believe that while our success in home improvement will rely to some extent on the structural transformation of the South African housing and consumer market, it will be more reliant on our ability to change the way in which consumers purchase home improvement solutions, evidenced in the performance of our latest generation Builders Warehouse outlets. We are excited by, and confident of, our prospects in this market which will provide Massmart with a high rate of growth at margins well above our other activities.

Clarifying the portfolio

The developments described above prompted us to clarify the portfolio by creating four divisions from July 2005, with each division comprising those chains with similar target markets and business models. Your Group is now southern Africa's leading participant in **general merchandise discounting** through Massdiscounters (Game and Dion), in **home improvement retailing** through Massbuild (Builders Warehouse, Federated Timbers, Servistar and De La Rey), in **warehouse club discounting** through Masswarehouse (Makro) and the only public company in **food wholesaling** through Masscash (CBW, Jumbo, Shield and Furnex).

The essence of Massmart's low price proposition to the customers of each of its chains resides in high volume (average sales per store R144 million), low expense (10,2% of sales), low gross margin (13,7% of sales) retailing and wholesaling. We believe that this would be eroded by a move into consumer credit, which would increase operating expenses, risk and complexity and we remain a cash business despite the superior growth traditionally experienced by credit retailers in low interest rate environments.

The value of the portfolio is embedded in the counter-cyclicality and complementary cash and margin characteristics of the divisions and enhanced by the value created

Massmart defining events **1990** to **2005**

1990 to 1994

1990	Massmart founded
	With R895 million sales through six Makro stores, Massmart's multi-chain, organic and acquisitive growth strategy formulated
1991	Transpaco Stationers acquired and integrated to form Makroffice
1992	Drop Inn acquired
	Acquisition of Shield (378 members)
1993	Acquisition of Dion (20 stores)
1994/6	Merger, profit fall and demerger of Makro/Dion

1995 to 1999

1996	Sale of 25% of Massmart to SHV
	Balance of "Channel & Chain" clarified (Channel collaboration page 40)
1997	Makro franchise in Zimbabwe
1998	Acquisition of 51% of CCW (14 stores)
	Acquisition of Game (26 stores)
	Sales exceed R5 billion
1999	Operating profit exceeds R100 million
	Massdiscounters formed to integrate and rationalise Dion and Game

2000 to present

2000	Massmart listed on the JSE Limited
2001	Acquisition of Jumbo (six stores) and Browns and Weirs (22 stores)
2002	Restructuring of Group into four divisions
	Acquisition of Furnex (390 members)
	Operating profit exceeds R500 million
2003	Integration of Furnex
	Acquisition of Builders Warehouse (five outlets)
	Sales exceed R20 billion
2004	Acquisition of six-store independent cash and carry business into CBW
	Massmart's liquidity rises significantly on the JSE as institutional shareholders purchase SHV's 31% shareholding
2005	Acquisition of three new chains: Servistar, De La Rey and Federated Timbers
	Trading profit exceeds R1 billion

through inter-divisional collaboration and the sharing of non-differentiating services, which together produced operating profits in excess of R200 million in the past year. Put differently, the divisions would produce R200 million less operating profit as stand-alone entities.

Each division has been benchmarked against the best international examples of its business type, and medium-term sales and profit before tax margin targets are included in the detailed segmental information, which is aimed at assisting investors to better analyse and compare our performance with the world's best.

Nuancing the growth imperatives

We know that we will fail if we ignore environmental, market or competitive change. Our decisions and behaviour are therefore influenced equally by formal long-term strategic thinking and more urgent, sometimes opportunistic, entrepreneurial agility. Both were clearly in evidence over the past year.

Our formal strategic review found no reason to abandon the three pillars that have been the core of the Group's progress for 17 years: aggressive organic and acquisitive growth; value-adding collaboration between focused trading entities; and incentivisation for alignment. And we continue to favour the discipline imposed on medium-term performance by our "Vision for Growth," a rolling three-year internal financial target resulting from the successful implementation of the above strategies. "Vision for Growth 2007" announced last August called for the opening of 50 stores, which would generate sales of R5 billion by June 2007. Excellent progress towards this objective was made during the reporting period with nine new stores opened and 53 acquired with combined estimated sales of R3,8 billion by 2007.

Over the past year we made significant refinements to the methodology we employ to evaluate new store opportunities. Based on the performance of our current portfolio and a carefully researched view of southern African consumer markets over the next ten years, we are able to rapidly and accurately determine the market and financial viability of new stores, their impact on adjacent outlets and the effect on the Group's returns.

In this regard, a major feature of the 2005 result was the remarkable performance of Massdiscounters, which comprises Game and Dion. Shareholders are reminded that when we acquired the 26 store Game chain in 1998, the combined profit of the two Chains was R30 million. Last year these businesses increased profits by 49% to R487 million. This performance, a result of exceptional margin, expense and working capital management, has changed our view on the viability of certain markets

Massmart Business Model


Holdings •Strategy •Portfolio •Capital allocation •Performance •Executive development



Channel collaboration

- Procurement (forums)
- Coordinated retailing (positioning, pricing and promotion)

Shared services

- Non-differentiating services rendered at lower cost to divisions
- Executive development
- Human capital management

Divisional growth

- Differentiated competitive offerings
- Dominant in complementary product categories
- Multiple target markets and regional reach
- Favourable cash characteristics
- Sound organic growth
- Strict acquisition criteria

where we now see opportunity for additional stores.

Informed by these insights, "Vision for Growth 2008" calls for the opening of 35 additional new stores between July 2005 and June 2008 with estimated annual sales of R3,2 billion. We will continue to grow cautiously into Africa where 19 stores in nine countries produced 6% of Group sales and 9% of Group profits last year. As mentioned above it is our intention to establish national leadership in home improvement and we will invest the effort and money necessary to do so. Faced with deflation or low inflation, we have tempered the rate of new store development in food wholesaling and will drive that business for cash flow and returns.

In summary you can expect Massmart to produce a healthy growth of sales over the next three years, with pre- and post-interest operating margins firming as we exploit operating efficiencies and emphasise the growth of higher margin merchandise categories and businesses.

Discharging our corporate responsibility

As South African business leaders we are required not only to be vigilant in respect of the obvious and important issues which challenge business everywhere, but also to recognise and respond to three factors which together create our unique South African business context. These factors, all legacies of a painful past, are our abnormal socio-economic divide, our transformation imperative and our debilitating skills shortage.

In respect of each of these we made significant progress in defining and discharging our corporate responsibility over the past year, by substantially increasing our investment in the human and financial resource devoted to corporate social investment, broad-based black economic empowerment and skills development. In doing so we have aligned our efforts with the letter and spirit of government policy and, when appropriate, with industry standards, and we have established partnerships with many governmental agencies, NGOs and private organisations which can guide us towards understanding the context, extent and nature of the societal challenges we face. As you will see in our Sustainability Report, our aim was not to tick boxes or comply, but rather to make a measurable and enduring contribution to the lives of people whose disadvantaged past would otherwise limit their opportunity.

We believe that as business leaders we cannot act in the same way as our peers functioning in developed free market, capitalist economies. Our challenges are unique and without precedent and our solutions must be creative. We will demonstrate this over time.

International and provincial reach

Stores by region

	2005	2004
South Africa		
Gauteng	**51**	44
KwaZulu-Natal	**49**	33
Western Cape	**29**	11
Eastern Cape	**26**	17
North West	**6**	5
Limpopo	**7**	5
Mpumalanga	**11**	8
Free State	**11**	10
Northern Cape	**4**	1
Subtotal	**194**	134
Outside South Africa		
Namibia	**3**	3
Botswana	**8**	8
Zimbabwe (results not consolidated)	**2**	2
Zambia	**1**	1
Lesotho	**2**	2
Mauritius	**1**	1
Mozambique	**1**	–
Uganda	**1**	1
Swaziland (Shield members)	**–**	–
Subtotal	**19**	18
Total	**213**	152

In the absence of a dramatic deterioration in the state of the consumer economy, Massmart will achieve sales in excess of **R30 billion** in 2006 at margins higher than those of 2005.

Creating human capital depth and succession

We understand that Massmart's success relies on the discretionary efforts of 21 859 people – their contribution beyond that which is expected will distinguish us. Our investment in their training, development, remuneration and incentivisation is therefore aimed at equipping them with the competence and confidence to formulate and implement strategies and plans which differentiate us in the minds of stakeholders, and to respond appropriately when confronted with situations not defined by policy. Our substantial progress with this endeavour over the past year is described fully in our Sustainability Report and we will continue to employ innovative methods to unleash the talents and energies of all who choose to work here.

Since our founding, we have attempted to mitigate the risks of fast growth by attracting, developing and retaining competent leaders. This is evident in the fact that the most senior 55 people, who serve on the executive committees of Massmart and its subsidiaries, are on average 43 years old, hold approximately 84 degrees between them, have, on average, 21 years of retail and wholesale experience and own shares or options amounting to 8,3% of the Company.

Interestingly, very few of these people are employed in holding company activities. There are good reasons for this. Firstly we believe that centralisation creates bureaucracy and undermines a rapid entrepreneurial response to market change. Secondly we know that weak management in subsidiaries cannot be compensated for by strong management at the centre and thirdly our experience has proven that collaboration and sharing are more effective methods of extracting inter-divisional value than departments or directives from above. Massmart's "head office" expenses, now 2,5% of the Group's, are fully allocated to subsidiaries to ensure accountability in our low expense environment.

In recent years the size and profile of Massmart has required the holding company to devote more time to strategic, operating and day-to-day direction as well as to a range of activities described in the Sustainability Report. In support of this, top executive capacity was increased over the past year, most notably with the appointments of Grant as Deputy Chief Executive Officer, Fanus as Chief Operating Officer and Aubrey as Deputy Chief Financial Officer. Kevin joined Massmart as Divisional Chief Executive of Makro to succeed Joe whose successful 12-year tenure and proven merchandise and marketing expertise makes him the ideal CEO of the new Massbuild division. Richard joined us as a Divisional Chief Executive Officer to assume responsibility for the previous Masstrade assets managed by Grant over the past year. I am privileged to be surrounded by the most competent Executive Committee in Massmart's history.

Shortly after the listing of Massmart on 4 July 2000, I advised the Board that I would be prepared to lead the company until June 2004. In mid-2002, at the request of the Board, I agreed to enter into a four-year employment contract from July 2003 to June 2007. Shareholders approved this at the annual general meeting on 4 December 2002 and the details of the contract were published in subsequent annual reports. From the outset the Board and Executive Committee were aware that I would not renew the contract. By June 2007, I will be almost 57 and will have led your company for 19 years. A new leader will be required.

With this in mind, and with a dearth of successful precedents to follow, the Board, the Nomination and Remuneration Committee and the members of the Executive Committee (as individuals and as a collective) have formulated a process to select and secure my successor. This process has been founded on a concerted effort over the past five years to devote resources and to formulate processes for the development of top executive talent and the sequential strengthening of the executive committee and their successors. We are all confident that our chosen path will result in the right choice of Chief Executive Officer and the Board will make and announce this important decision during the second half of 2006. If the Board, my successor and the senior executives want me to play a role in a non-executive capacity subsequent to June 2007, I will be honoured to do so, and have advised them accordingly.

Looking forward

We ended the 2005 financial year in substantially better shape than we started it.

The work of the past year has improved the focus, depth and succession of the leadership team, enhanced the quality and composition of the portfolio, clarified our strategic outlook and restored the operating standards and controls in the under-performing assets. Each of the divisions is now poised to achieve solid growth at higher margins, and a strengthened leadership team is well qualified to optimise value for all stakeholders. In short, excellent human performance has laid the foundations for improved operating and financial performance in the years ahead.

In the absence of a dramatic deterioration in the state of the consumer economy, Massmart will achieve sales in excess of R30 billion in 2006 at margins higher than those of 2005.

Mark J Lamberti
13 October 2005

Executive directors



Mark Lamberti (55)
BCom, MBA (Wits), PPL (Harvard)
Chief Executive Officer and Deputy Chairman of the Board, Chairman of the Executive Committee.
Appointed 1 August 1988.
Following progress through a multi-functional retail career that began in 1975, Mark was appointed Managing Director of Makro in 1988. With the successfully repositioned Makro as a base, he founded Massmart in 1990 as a vehicle for multi-chain growth in food, liquor, and general merchandise distribution. His role as architect and leader of Massmart's growth strategy was recognised with his appointment as Executive Chairman of Massmart in 1996. From 1 July 2003 Mark was appointed CEO and Deputy Chairman of the Board in compliance with the JSE Limited requirements.



Guy Hayward (40)
BCom, CTA, CA(SA)
Chief Financial Officer, Member of the Risk Committee, Secretary to the Nomination and Remuneration Committee.
Appointed 15 May 2001.
Guy graduated from the University of Cape Town in 1986 and qualified as a Chartered Accountant with Deloitte Haskins & Sells in 1989. Previous work experience includes senior financial roles at Malbak, CNA Gallo and investment bank, Goldman Sachs, in London. Guy joined Massmart as Group Financial Executive in 2000 and was appointed Chief Financial Officer in 2001.



Grant Pattison (34)
BSc (Eng)
Deputy Chief Executive Officer.
Appointed 7 December 2004.
Grant obtained an Electrical Engineering degree with honours in 1991 from the University of Cape Town. After four years with the Anglo American group, he spent two years consulting with The Monitor Company. Grant joined Massmart in 1998 as assistant to the Executive Chairman and has since held various positions within the Group, including Managing Director of Massdiscounters, Group Commercial Executive responsible for inter-divisional collaboration and Group strategic interventions and Managing Director of Masstrade. He was appointed to the Executive Committee in 2000, to the Board on 7 December 2004, and to his current position of Deputy Chief Executive Officer on 1 July 2005.



Stephanus Nothnagel (43)
BCom, Dip MAct, ACMA
Chief Operating Officer.
Appointed 25 May 2005.
Fanus's early career was spent at Lever Brothers and South African Breweries, whereafter he joined SC Johnson & Son as Financial Director, South Africa, before spending three years in marketing and sales in the United States. In 1999, Fanus returned to South Africa as Managing Director of SC Johnson & Son South Africa, which was followed by his promotion to General Manager SC Johnson throughout sub-Saharan Africa. Fanus joined Massmart as Managing Director of Massdiscounters and a member of the Executive Committee in July 2003. From 1 July 2005, he was appointed Chief Operating Officer with responsibility for Massdiscounters and Masswarehouse.

Non-executive directors

Chris Seabrooke (52)*
BCom, BAcc, MBA, FCMA
Chairman of the Board, Chairman of the Nomination and Remuneration Committee, Member of the Audit Committee.
Appointed 1 February 2000.
Chris has, over the years, been a director of over twenty JSE-listed companies. He is currently CEO of Sabvest Limited, Chairman of Metrofile Holdings Limited and Set Point Technology Holdings Limited, and a director of Datatec Limited and Primedia Limited. He is also a director of Net1 U.E.P.S. Technologies Inc listed on Nasdaq in the USA. He is a director of a number of unlisted companies overseas and locally, including S.A. Bias Industries Limited and Mineworkers Investment Company (Pty) Limited in South Africa. He is a former Chairman of the South African State Theatre and former Deputy Chairman of both the inaugural National Arts Council and the founding Board of Business & Arts South Africa (BASA).

Nigel Matthews (60)*
MA (Oxon), MBA (UCT)
Chairman of the Audit and Risk Committees,
Member of the Nomination and Remuneration Committee.
Appointed 1 November 2001.
Nigel's career in the South African hotel and tourism industry included the positions of Managing Director of Holiday Inn and executive director of Rennies. He later started his own business, Sentry Group, and was Chairman of the company when it was sold to an international group in 2001. He is a non-executive director of City Lodge Holdings Limited and Sun International Limited and non-executive Chairman of Prism Holdings Limited and Lenco Holdings Limited.

Dods Brand (62)#

Member of the Risk Committee.
Appointed 25 February 2003.
Dods is the Chairman and majority shareholder of Posse Management Group (Pty) Limited and Posse Investment Holdings (Pty) Limited. He has extensive experience in retail and was Chief Executive Officer of Moregro (Morkels Retail Group Limited), in which he had held various directorships and senior positions in both the Group and its chains. He was also a director of KAP Beteiligungs AG, a Frankfurt-listed company, as well as a number of JSE-listed entities. Dods is currently a non-executive director of Peermont Global Limited.

Zitulele ("KK") Combi (53)#

Appointed 25 February 2003.
KK is currently the Executive Chairman of Master Currency. He also holds directorships at the VAT Refund Administrators, Regional Board of ABSA (Western Cape), Master Coin (Pty) Limited, KK Investments (Pty) Limited, BVI (Pty) Limited, Rugay Investments and Combi and Co (Pty) Limited. He is a member of the SA Institute of Directors, World Entrepreneur Academy and the World CEO Organisation. In 2000 he was awarded SA Entrepreneur of the Year, in 2001 he was awarded the Cape Times Business Personality of the Year, the IMM Award for Outstanding Achievement, was named as Ernst & Young's World Entrepreneur of the Year for Managing Change and received the Entrepreneurship Award from the southern African Enterprise Network. In 2003 he received the SABC 2 Tribute Magazine Achievers Award in the Business Category.

James (Jim) Hodkinson (61)*#

Appointed 25 August 2004.
Commencing in 1962 as trainee manager, Jim progressed through a multi-functional career in retail to attain the position of Chief Executive for B&Q PLC, a subsidiary of Kingfisher PLC in which capacity he served for four years. Amongst other roles held at Kingfisher, Jim served as International Development Director and led the pursuit of opportunities in Asia. After a short term at Home Depot (USA) Jim returned to B&Q as Chairman and Chief Executive and served on the Kingfisher board as Chairman of DIY. As Chief Executive of New Look PLC Jim transformed a family-owned business to a public company with a multi-national footprint. Current directorships include Polymer Logistics, Big Idea Management, Furniture Village, Edinburgh Woollen Mill, Ideal Shopping Direct and PJH.

Phumzile Langeni (31)#

Appointed 25 August 2004.
Phumzile Langeni is currently an executive director of Anooraq Resources, a Canadian junior mining platinum company listed on the Toronto Venture Exchange and the American Exchange (AMEX). Prior to joining Anooraq, she was an executive director of BJM Securities. A stockbroker by profession, Phumzile has practiced as an equity trader for both local and international institutions. Following a term at Real Africa Durolink (RAD) securities where she subsequently sat on the board, she was one of the founding members and executive director of Mazwai Securities. She remains a practicing member of the South African Institute of Stockbrokers, is a non-executive director of Imperial Holdings, a member of the ALT-X Advisory Board and a member of the Securities Regulation Panel.

Peter Maw (44)#

BCom (Hons), CA(SA), HDip Tax Law
Member of the Audit and Risk Committees.
Appointed 25 February 2003.
Peter is a specialist in private equity and corporate finance and heads the private equity interests of the Oppenheimer family in South Africa. He was one of the founders of Primedia Limited and as an executive director from 1992 to 2003, was responsible for all of its corporate finance activities. Peter remains a non-executive director and member of the Audit and Risk Committees of Primedia Limited. Prior thereto, following the completion of his articles at Coopers and Lybrand in 1987, Peter spent two years in corporate finance at Standard Merchant Bank before co-founding Merhold Kirsh Capital in 1991.

Dawn Mokhobo (56)#

BA (Social Science)
Member of the Nomination and Remuneration Committee.
Appointed 1 June 2002.
Dawn is presently a member of the boards of directors of Nozala Investments, Engen, Vitalaire, Capacity Outsourcing and also serves as Chairperson at Tsebo Outsourcing Group and Africa International Advisors. She has had a pioneering career spanning the public, private and parastatal sectors and was an influential member of the management board of Eskom prior to establishing her own company, MBM Change Agents, in November 1996. Dawn is a previous recipient of the South African Businesswoman of the Year Award and has occupied influential positions on numerous government-appointed committees.

Michael Rubin (55)#

BSc, MBA (UCT), MBA (Columbia)
Appointed 30 August 1990.
Michael worked as a specialised retail consultant in New York and Toronto for nine years. After returning to South Africa, he joined Massmart as Development Director in 1989. Michael left Massmart in 1997 to become involved in private equity management and property development.

** United Kingdom*
 # Independent

The Executive Committee, chaired by Mark Lamberti, comprises Guy Hayward, Grant Pattison, Fanus Nothnagel, and the following executives:



Aubrey Cimring (34) *BCom (Hons), CA(SA)*

Deputy Chief Financial Officer

Aubrey qualified as a Chartered Accountant in 1995. Previous work experience includes the role of Financial Director at Choice Holdings Limited before joining Discovery Holdings Limited where, for almost six years, he held the senior financial role at both Discovery Health and Discovery Holdings. Aubrey joined Massmart as Group Financial Executive and Company Secretary in February 2003 and was appointed to the Executive Committee in February 2005. He was appointed Deputy Chief Financial Officer in May 2005.

Gareth ("Joe") Owens (56)

Divisional Chief Executive

With effect from 1 July 2005, Joe was appointed Chief Executive of the Massbuild division, comprising Builders Warehouse, Federated Timbers, De La Rey and Servistar. Joe was previously the Chief Executive Officer of Makro, having first joined the company in July 1971. Following a period with the Checkers group from 1978, he returned to Makro in October 1988, as Merchandise Director, and was appointed Managing Director in 1993. In March 2003 he was appointed Chairman of Builders Warehouse on acquisition of that company. Joe has 30 years of mass merchant, general merchandise and FMCG experience.





Robin Wright (49) *BCom, CA(SA)*

Divisional Chief Executive

Robin is the Managing Director of CBW. After studying at Natal University and serving articles with Ernst & Young, he qualified as a Chartered Accountant in 1978 and spent six years in retailing and wholesaling at WG Brown before founding CCW in 1985. Robin was appointed to the Executive Committee on the acquisition of CCW.

Kevin Vyvyan-Day (40) *BCom (Wits), BAcc (Wits), CA(SA)*

Divisional Chief Executive

Kevin's career began in 1987 with articles at Deloittes whereafter he consulted at both the Strategy Group – Deloittes as well as Gemini Consulting. Kevin joined UPD as the Group Operations and Systems Director in 1995, and was appointed Group Chief Executive Officer in December 1996. Kevin joined Massmart as a member of the Executive Committee and Divisional Chief Executive responsible for Makro on 1 August 2005.





Richard Potash (32) *BBusSci(Hon), MCom*

Divisional Chief Executive

Richard obtained a Business Science degree from the University of Cape Town and thereafter completed his master's degree in Financial Management. He joined Massmart from Afgri where he was a director of Afgri Operations and a member of the executive committee. Richard was at Afgri for five years and prior to that spent four years in Merchant Banking at ABSA Corporate and Merchant Bank and Standard Corporate and Merchant Bank. He joined the Group on 1 July 2005 as Divisional Chief Executive and a member of the Executive Committee with immediate responsibility for Shield and Furnex.

Steve Glendinning (44) *BSocSci (Hons), MEd (Ed Psych)*

Group Organisational Executive

Steve was appointed Group Organisational Executive in May 2002, with Group responsibility for Human Capital and the coordination of Group Organisational Development. He was previously an executive director of Massdiscounters. Prior to that Steve gained extensive experience in industry and consulting which included four years with Deloitte & Touche Consulting Group and executive positions in the Mondi division of Anglo American.



Massdiscounters

Mark Lamberti
Chairman

Guy Hayward

Fanus Nothnagel
Divisional Chief Executive

Jan Potgieter (36)
BCompt (Hons), CTA, CA(SA)
Financial Director
Joined Massdiscounters 2005

Steven Whiley (39)
BCom, ACA (ICAEW)
Commercial Director
Joined Massdiscounters 2003

Rob Barrell (48)
Store Operations Director
Joined Game 1981

Jay Currie (31)
BSc
Systems & Supply Chain Director
Joined Dion 1999

Tyrone Vieira (33)
Merchandise Director
Joined Dion 1991

Masswarehouse

Makro

Fanus Nothnagel
Chairman

Mark Lamberti

Guy Hayward

Grant Pattison

Kevin Vyvyan-Day (40)
Divisional Chief Executive
Joined Makro 2005

Bruce Cayzer (45)
Food Director
Joined Makro 1999

Michael Jordan (50)
ACIS, ACMA, GMP (Michigan), MBA
Finance Director
Joined Makro 1999

Derick Kalan (37)
General Merchandise Director
Joined Makro 1986

Alison Lambert (47)
BA, HDE
IT & Projects Director
Joined Makro 1989

Gert Lourens (51)
Operations Director
Joined Makro 1993

Thuli Mpshe (46)
BCom, Postgraduate Certificate in Business Management
Human Resources Director
Joined Makro 2003

Chris Nezar (47)
BCom, MBA
Marketing Director
Joined Makro 1989

Massbuild

Builders Warehouse

Gareth Owens
Chairman and CEO

Mark Lamberti

Guy Hayward

Aubrey Cimring

Norman Kretzmer (42)
BCom, BAcc, CA(SA)
Managing Director
Joined Builders Warehouse 2004

Chris Crossman (44)
Managing Director Tile Warehouse
Joined Tile Warehouse 1998

Hamish Middleton (34)
BCom, CA(SA), CFA
Financial Director
Joined Builders Warehouse 2003

Sidney Newman (55)
Commercial Director
Joined Builders Warehouse 2004

Alex Rymaszewski (53)
Operations Director
Joined Builders Warehouse 2003

Federated Timbers

Gareth Owens
Chairman

Aubrey Cimring

Trevor Hartin (53)
CA(SA)
Managing Director
Joined Federated Timbers 1983

Gavin Cox (53)
CA(SA)
Financial Director
Joined Federated Timbers 1983

Servistar

Gareth Owens
Chairman

Aubrey Cimring

John Keil (59)
CA(SA)
Managing Director
Joined Servistar 1980

Arthur Kidson (62)
CA(SA)
Non-executive Director

Robert Harper (57)
Regional Director
Joined Servistar 1996

Daniel van der Merwe (51)
Regional Director
Joined Servistar 1994

Terrence Victor (49)
Regional Director
Joined Servistar 1995

Roderick Webb (52)
Regional Director
Joined Servistar 1998

De La Rey

Gareth Owens
Chairman and CEO

Aubrey Cimring

Robbie Best (42)
BCom, CA(SA)
Managing Director
Joined De La Rey 2003

Carlos Gomes (37)
Commercial Director
Joined De La Rey 1989

Johnny Sobreira (40)
BCom, NHD (Mech Eng)
Operations Director
Joined De La Rey 2000

Masscash

Shield and Furnex

Grant Pattison
Chairman

Guy Hayward

Aubrey Cimring

Richard Potash (32)
Divisional Chief Executive
Joined Massmart 2005

Bradley Evelyn (52)
BCom, Postgraduate Diploma in Accounting
Financial Director
Joined Game 1986 and Masstrade 2004

Ahmed Goondiwala (64)
New Business Director
Founded Shield 1973

John Loomes (36)
MBA
Director
Joined Shield 2003

Mike Marshall (48)
FCMA
Business Systems and Process Director
Joined Shield 2004

Richard Millson (33)
BCom (Hons), MBA
Director
Joined Massmart 2002

CBW

Mark Lamberti
Chairman

Guy Hayward

Grant Pattison

Robin Wright
Divisional Chief Executive

Neville Dunn (36)
BCom, CA(SA)
Financial Director
Joined CBW 2002

Robert Masefield (44)
MBA
IT Director
Joined CBW 2003

Craig Surmon (43)
Marketing Director
Joined CBW 1987

Jumbo

Grant Pattison
Chairman

Mark Lamberti

Aubrey Cimring

Fred Cresswell
BSc Civil (Eng), MBA
Managing Director

Chris Lourens (45)
Management Diploma, MBA
Joined Jumbo 2005

Suru Bhawan (56)
Joined Jumbo 1998

Since 1991, Massmart has recognised excellence with an annual presentation of awards for general excellence, human capital development, the creation of Channel value, leadership and the creation of shareholder value. The following were the 2005 awards winners:



Creating Shareholder Value

Awarded to ***Builders Warehouse*** in recognition of a 48% growth in Economic Value Added amounting to R85 million in the year to June 2005



Creating Channel Value

Awarded to ***The TIP Forum*** in recognition of exceptional inter-divisional collaboration, which resulted in the reduction of risk and expenditure on systems implementation throughout Massmart



Leadership

Awarded to ***Fanus Nothnagel*** in recognition of the breadth and impact of his leadership on the functional and operating performance of Massdiscounters, producing superior results and a platform for sustained growth



General Excellence

Awarded to ***Guy Hayward*** and ***Aubrey Cimring*** in recognition of focused financial leadership in a year of extraordinary complexity and challenge

General Excellence

Awarded to ***Gareth Owens, Norman Kretzmer, Alex Rymaszewski*** and ***Leon Knoetze*** in recognition of their tireless dedication to, and success in, developing the new Builders Warehouse format, now the icon of South African Home Improvement retailing





General Excellence

Awarded to ***Graham Booysen*** in recognition of exceptional procurement and merchandising skills, which resulted in consumer recognition and the superior growth of Makro's liquor sales and profits during 2005



Human Capital Development

Awarded to ***Massdiscounters Executive Committee*** in recognition of their comprehensive and innovative focus on the measurable development of Massdiscounters' Human Capital

Operating highlights

Massdiscounters	• Sales grow **9%** to R**7,4** billion • Profits increase **49%** to R**487** million • Exceptional working capital management and margin control • **5** new stores opened increasing trading space to **297 407** m²
Masswarehouse	• Sales grow **21%** to R**8,6** billion • Profits increase **39%** to R**346** million • Profit growth well ahead of sales growth • Acquisition of **3** new Chains: Servistar, De La Rey and Federated Timbers • **54** additional stores: increasing trading space to **345 499** m²
Masscash	• Sales grow **7%** to R**10,6** billion • Profits decrease **33%** to R**197** million • Acquisition of Cell Shack • Acquisition and integration of Cosmos Cash & Carry into Jumbo • **2** new stores opened increasing trading space to **221 112** m²

Massdiscounters

Massdiscounters is a chain of 72 retail discount stores, trading as Game (61 stores) in South Africa, Namibia, Botswana, Zambia, Uganda, Mozambique and Mauritius, and as Dion (11 stores) in the Gauteng province of South Africa. These Chains offer a wide range of durable consumer goods including appliances, home electronics, sporting and outdoor equipment, home improvement tools and accessories, housewares and non-perishable groceries to the value seeking customer.


DION
KITCHENWARE
SERVICES

Divisional overview

Total divisional store sales grew 9%, with comparable store sales growth of 3,6% despite an estimated deflation of 4,3%.

Both Game South Africa and Dion enjoyed good comparable store growth with growth in the core categories of appliances, home electronics and computers well ahead of those reported by competitors.

Foreign Game stores performed well in local currency and continue to contribute a greater return on sales than the South African stores despite the strength of the Rand.

Five new Game stores with estimated annual sales of R320 million were successfully opened during the year, adding 17 688 m^2 to the division. At year-end trading space was 297 407 m^2.

Despite the negative effects of legislated lower finance charges from September 2004, and the impact of the operating lease adjustment, exceptional control of margin and working capital resulted in Massdiscounters' profit before tax growing by 48,7% to R485 million, exceeding its previous medium-term annual profit before tax return on sales target of 6% which has now been raised to 7% approaching our 7,4% international benchmark.

Divisional prospects

Innovative store development, marketing and merchandising have positioned Game as southern Africa's leading general merchandise discounter, with Dion playing an important role in maintaining share in the densely populated Gauteng province.

Market research has shown that opportunities remain for more Game stores, while closure and relocation of selected stores will optimise alignment within the Chain's target market, leading to higher sales per store and higher Chain profits.

The division's impressive progress on expense and working capital management has created an opportunity for the penetration of previously non-viable markets by a smaller Game format measuring approximately 3 000 m^2. During the 2006 financial year, one large store and four smaller stores will be opened in South Africa and the expansion into Africa will continue with two stores opening in Nigeria and Malawi.

Masswarehouse

Masswarehouse comprises the 12-store Makro warehouse club trading in food, general merchandise and liquor and 12 Builders Warehouse outlets focused on home improvement trading in decorative hardware, tools, sanitaryware, builders hardware and tiles all in major metropolitan areas of South Africa.


makro
BUILDERS
WAREHOUSE
HOME IMPROVEMENT LEADER
Open 7 Days A Week
SALE

Divisional overview

Divisional sales grew 21,4% with average deflation of 1%, while comparable store sales grew 14,6%. Trading profit before tax grew by 38,7%.

Builders Warehouse made solid progress with the implementation of its strategies and plans to register the highest levels of sales growth, comparable sales growth and profit in the Group. Two new Builders Warehouse stores were opened in the year, setting a new standard in home improvement outlets. Two stores were acquired, one of which is being upgraded and the other has been relocated.

SAP merchandise and financial systems were successfully implemented and the Chain is poised to extract value from this investment.

Improvements have been made within the merchandise team, resulting in consolidation of ranges and procurement practices that will further enhance the Group's positioning.

Further to our stated strategic objective to become a major participant in the national distribution of home improvement products, Federated Timbers (33 stores), De La Rey (three stores) and Servistar (14 stores), were acquired to augment our growing footprint in the sector. Following approval by the Competition Commission, the acquisitions were included in these results from 1 June 2005 contributing sales of R138 million and profit before tax of R6 million.

As Makro stabilised in the second half, following the re-opening of the Strubens Valley store and the relocation of the Pretoria West store to Wonderboom, the Chain demonstrated its unique capabilities as South Africa's leading warehouse club, by almost doubling the rate of sales growth on the first half. The creative recruitment of new cardholders and innovative merchandising produced quality sales that translated into profit growth well ahead of sales growth for the full year as a result of sound control of margin and working capital.

Although profits were subdued by the new operating lease interpretation, Masswarehouse made progress towards its profit before tax return on sales target, revised upwards to 5% last year.

Divisional prospects

In order to promote greater managerial focus and shareholder insight, the home improvement assets will form a new division, Massbuild, from 1 July 2005. Makro, our warehouse club format, will remain in the Masswarehouse division.

The aggressive growth plans are on target to create a national footprint of unique home improvement and builders hardware outlets, utilising the skills in each of the Chains whose strategies are being defined and consolidated.

This growth phase will be underpinned by stronger management skills deeper in the organisation and significantly improved systems, training and logistics.

Following a year in which one store was rebuilt after destruction by fire and another was relocated, Makro will experience a year of consolidation, improving expense and working capital management before opening two stores over the next three years.

Masscash

Comprises 58 CBW and seven Jumbo wholesale cash and carry outlets trading in South Africa, Lesotho, Namibia, and Botswana, and voluntary buying organisations, Shield (serving 885 independent food outlets) and Furnex (serving 830 independent furniture and appliance outlets).


JUMB
THE TRUE GIANT OF AFRICA
Sunday Trading
CROWN MINES \ DEVLAND
VEREENIGING CASH & CARRY
VEREENIGING
CASH &
CARRY

Divisional overview

Divisional comparable store and member sales decreased by 0,5% with estimated deflation of 1,3%. Profit before interest decreased 29,5% and profit before tax decreased 33,0%. At year-end, trading space was 221 112 m^2.

The Masscash return on sales declined relative to its 3% target.

CBW

The last quarter saw a reversal of the steady decline in CBW's sales growth resulting from deflation and the move away from low return, high risk business. CBW's profits for the year were eroded by a decline in trading margins, largely attributable to deflation of over 10% in commodities which constituted 27% of the Chain's sales.

The 75% shareholding in Trident Botswana was increased to 100% in December 2004. Two of the Botswana stores have been relocated and a third refurbished. Despite a further currency devaluation, Trident continues to perform in line with expectations.

Jumbo

While Jumbo enjoyed a pleasing rate of sales growth, profits were depressed by aggressive trading activity and a performance below expectation by the Devland and Nelspruit stores. Under an entirely new management team, a pleasing start has been made to the refurbishment of the flagship Crown Mines store and the repositioning of the Chain.

Shield and Furnex

Following the restructuring announced in August 2004, the emphasis in Shield and Furnex (previously Masstrade – see note 34) throughout the reporting period has been on the reinstatement of the structures, people, processes and controls necessary to mitigate risk and provide a platform for the growth of quality returns. This approach resulted in a substantial decline in sales but an improvement in profits and the state of the debtors book in the second half. These companies will make steady progress towards producing acceptable returns over the coming year.

Divisional prospects

In CBW, trading margins will recover as the competitive environment stabilises as a result of a better understanding of inflation. Whilst the high stock levels of maize nationally do not signal any significant price increases, across the basket deflation should turn to inflation, albeit low, which will see like-for-like sales growth improve. Efforts in containing costs will also contribute to an improved return on sales performance.

In Jumbo, whilst investments continue in management, systems and refurbishing the Crown Mines store, an improvement in trading margins and the benefits of better information will improve like-for-like sales growth.

In Shield and Furnex, the vastly improved systems and control environment will allow management to return their attention to growth whilst ensuring risk is appropriately managed.

As a result of the division-wide efforts in the second half of the year around costs, margins, systems and new business, and the continuation of that focus in the current year, the division will make progress towards achieving its medium-term target of a 3% return on sales.

		Group[1]		
		2005	2004[6]	% change
Financial information				
Sales	Rm	**26 561**	23 788	12
EBITA	Rm	**1 009**	851	19
Operating profit before interest	Rm	**937**	776	21
Inventories	Rm	**2 658**	2 357	13
Total assets	Rm	**8 089**	7 109	14
Total liabilities	Rm	**6 436**	5 648	14
Net capital expenditure	Rm	**407**	338	20
Cash flow from operating activities	Rm	**1 247**	1 271	(2)
Operational information				
Number of stores		**211**	150	41
Number of outlets served		**–**	–	-
Trading area	m²	**864 018**	648 923	33
Number of employees (full-time equivalent)		**21 859**	17 565	24
Operational statistics[5]				
Sales per store (excluding Shield and Furnex)	R000	**144 236**	136 662	6
Sales per outlet[3]	R000	**–**	–	-
Sales per m² (excluding Shield and Furnex)	R000	**33**	32	3
Sales per employee	R000	**1 366**	1 354	1
EBITA per employee	R000	**52**	53	(2)

1. *Group includes consolidation adjustments and head office figures.*
2. *Masswarehouse excludes the two Makro Zimbabwe outlets, and includes the newly acquired Federated Timbers, Servistar and De La Rey stores. These one-month figures have been excluded when calculating the operational statistics.*
3. *Shield and Furnex are shown as average sales to each independently owned outlet (i.e. this represents only a portion of the outlet's sales).*
4. *The annualised figures of Trident Cash & Carry, acquired in October 2003 and included in the Masscash division, have been used when calculating the 2004 Masscash operating statistics.*
5. *Calculated using year-end balance sheet figures.*
6. *2004 has been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.*

Resource productivity

Stores


89
95
106
128
137
150
211
99
00
01
02
03
04
05

Trading space (m²)


350 822
403 326
445 219
533 334
586 030
648 923
864 018
99
00
01
02
03
04
05

Employees


9 803
11 595
13 600
14 882
16 763
17 565
21 859
99
00
01
02
03
04
05

	Massdiscounters			Masswarehouse[2]			Masscash[4]		
	2005	2004[6]	% change	**2005**	2004[6]	% change	**2005**	2004[6]	% change
	7 397	6 783	*9*	**8 576**	7 068	*21*	**10 589**	9 936	*7*
	488	344	*42*	**321**	223	*44*	**200**	283	*(29)*
	488	344	*42*	**321**	209	*54*	**128**	253	*(50)*
	1 046	1 084	*(3)*	**1 012**	663	*53*	**593**	609	*(3)*
	2 550	2 227	*15*	**2 859**	1 925	*49*	**2 606**	2 722	*(4)*
	2 450	2 318	*6*	**3 109**	2 146	*45*	**2 361**	2 424	*(3)*
	177	85	*109*	**178**	115	*55*	**46**	133	*(66)*
	619	361	*71*	**548**	151	*263*	**198**	132	*50*
	72	67	*7*	**74**	20	*270*	**65**	63	*3*
	–	–	*–*	**–**	–	*–*	**1 715**	1 596	*7*
	297 407	278 877	*7*	**345 499**	160 274	*116*	**221 112**	209 772	*5*
	9 545	8 738	*9*	**7 916**	4 864	*63*	**4 247**	3 832	*11*
	102 730	101 245	*1*	**351 670**	353 400	*–*	**114 073**	107 277	*6*
	–	–	*–*	**–**	–	*–*	**1 866**	2 060	*(9)*
	25	24	*4*	**44**	44	*–*	**34**	32	*6*
	775	776	*–*	**1 563**	1 453	*8*	**2 500**	2 593	*(4)*
	51	41	*24*	**58**	53	*9*	**47**	82	*(43)*

Sales/store (Rm)


103
352
114

Sales/m² (R000)


25
44
34

Sales/employee (R000)


775
1 563
2 500
Massdiscounters
Masswarehouse
Masscash

our business at a glance

2006 PORTFOLIO

	STORES & OUTLETS	ESTIMATED SALES CONTRIBUTION
	211 owned stores **1 715** member outlets	
Massdiscounters General merchandising discounting	Game **61** stores Dion **11** stores	30%
Massbuild Home improvement retailing	Builders Warehouse **12** stores De La Rey **3** stores Servistar **14** stores Federated Timbers **33** stores	15%
Masswarehouse Warehouse club distribution	Makro **12** Warehouse Clubs	25%
Masscash Basic food wholesaling	CBW **58** C&C outlets Jumbo **7** C&C outlets Furnex **830** outlets Shield **885** outlets	30%

2006 GROWTH VECTORS	2008 TARGET STORES AND OUTLETS	2008 TARGETED PBT RETURNS ON SALES	
Massmart's growth strategy • Build portfolio through acquisitive and organic growth • Mitigate portfolio costs through internal collaboration • Incentivise for alignment	**242** owned stores **1 715** outlets	Target **4,6%*** *Proforma using 2005 sales and acquisitions mix and target margins	International benchmark **5,12%**
New large Game outlets in Africa New large and small Game outlets in South Africa Reposition Dion	Game **92** stores Dion **11** stores	Target **7,0%**	International benchmark Walmart ex food **7,4%**
Integrate acquisitions Rationalise formats Clarify branding	Builders Warehouse **19** stores De La Rey **5** stores Servistar **23** stores Federated Timbers **33** stores	Target **8,0%**	International benchmark Home Depot/B&Q **10,0%**
Plan 2007/8 new stores Improve expense and working capital management	Makro **14** Warehouse Clubs	Target **4,0%**	International benchmark Metro AG C&C **5,0%**
Manage for cash and returns	CBW **63** C&C stores Jumbo **8** C&C stores Furnex **830** outlets Shield **885** outlets	Target **3,0%**	International benchmark Makro South America **3,0%**

Inter-divisional collaboration (Channel activity) continues to be an important and growing source of value creation in Massmart through the work done in various forums.

Core trading forums

The core trading forums comprise the Food, Liquor, General Merchandise and Cellular Forums.

Last year's investment in planning, structuring and resourcing of the Channel bore fruit this year with much progress made in the areas of legislative engagement, industry initiative participation (crime and food safety), international and local procurement management, private label brands, market share and performance measurement, competitor tracking, educational development and supplier partnering.

The future focus is to explore opportunities to further leverage off the information now available to us, better understand and communicate to our suppliers our role in the supply chain, identify new business opportunities, refine our private label strategies and look ahead to understand the evolving needs of our customers.

In line with the Group structure, a new Home Improvement Forum has been formed.

Functional forums

Whilst the trading forums manage the procurement of merchandise for resale, the functional forums focus on managing procurement of goods and services consumed by the Group. These include information technology (technology information and process forum (TIP)), human resource forum, and administration expenses (Cost Forum).

Good progress was made in all forums in the areas of improving the quality of procurement processes and standards, the purchase of Group-wide Wide Area Networks and Desktop Service and the procurement of new POS hardware for Makro, Game and Dion, saving many millions of Rands. Progress was also made in benchmarking our costs both internally and externally confirming that, particularly in IT costs, we are competitive globally.

Shared service departments

Where it is possible to provide a service to the Chains at a better cost than they can obtain individually or procure from a third party, a shared structure is maintained. We currently have seven shared services: Internal Audit, Supplier Contract Negotiation and Administration, International Commerce, Company Secretarial, Employee Benefits, Group Tax and Treasury Services.

These service functions are continually looking for ways to add value to the Chains, by remaining abreast of the latest trends, legislation, technology and thinking. In some instances they are at the forefront of developing new innovations to the advantage of our Chains.

This year, two new departments were formed at Massmart Holdings in response to the increasingly complicated internal and external environment.

The first was a Corporate Affairs department responsible for managing and communicating internally and externally important issues of a corporate nature including black economic empowerment, sustainability, ethics and governance, using the mediums of public relations, the corporate website, internal and external newsletters and the annual report to shareholders.

The second was a Business Intelligence department responsible for gathering, managing, and analysing information with the objective of developing insight valuable to the leaders of the business. The areas currently focused on are; the development of a 10-year store development plan optimising the deployment of our various brands and formats into each and every market in such a way that maximises value creation for the Group; the monitoring of the economic environment; monitoring category and geographic trading performance for the Group; and supporting the Chains with competitor market share and supplier performance information.

sustainability report

contents

MASSMART

It is trite to suggest that business should simply pay taxes on today's profits and leave government to deal with broader society tomorrow – this is an abdication of a

leadership obligation

Founding preface to our first sustainability report in 2004

Since my earliest days in business, I have rejected the notion of shareholder supremacy. Clearly the rights of ownership must never be undermined, but equally owners cannot profit at the expense of others who are directly or indirectly associated with the enterprise. More practically, every disaffected stakeholder has the ability to damage the enterprise or to limit its progress, and their reasonable expectations must therefore be addressed. Thirdly, while business is not democratic, the context of modern democracy demands transparency, accountability, and stewardship from all entrusted with assets or power. Finally, it is trite to suggest that business should simply pay taxes on today's profits and leave government to deal with broader society tomorrow – this is an abdication of a leadership obligation in respect of specific societal concerns in a particular business or industry.

Against this background we welcome and embrace reporting and action that ensures the alignment of our corporate behaviour with the long-term interests of all stakeholders.

Massmart's wholesale and retail success predicates on relationships with millions of customers who represent a broad and diverse cross-section of southern African society. Our relationship with them, and the consequent risk of failure, hinges primarily on our ability to provide them with innovative merchandise that satisfies their varying definitions of value. It also relies on their positive perception of Massmart as a responsible corporate citizen, committed to adding value to broader society over time.

The Group's record of satisfying an increasingly broad spectrum of southern African consumers is manifest in a high rate of sales growth over many years. The success of this endeavour has resulted in an increasing presence in, and contribution to, communities throughout the region; the creation of numerous employment opportunities; a growing base of suppliers to whom Massmart represents an important route to market; the collection and payment of a significant portion of the country's taxes; and consistent creation of shareholder value. The past year's record performance reflected progress in each of these areas.

In keeping with the requirements of the King II Report, we are committed to developing, and reporting on, strategies for sustainable development and an overarching approach to managing our triple bottom line impacts. While our past behaviour has always reflected our philosophical alignment with these concepts, the past year saw the start of a more formal and structured approach to ensure measurement and accountability throughout the organisation, led and driven by the Group Executive Committee.

As a company and a country, we face numerous unique challenges that will only be overcome through dialogue and collaboration. Many of these are highlighted in this report, which we regard as an important step, not only in appraising stakeholders of our approach and progress to sustainability, but also in establishing a sound platform for future progress and a basis for exchange with stakeholders on issues of importance to them.

Mark J Lamberti
Deputy Chairman and Chief Executive Officer

About this report

In this, our second Sustainability Report, we build on the foundation presented last year. The report differs from the first in that it quantifies sustainability performance, describes specific highlights and sets out our objectives for the year ending June 2006.

A key challenge in preparing this report has been the retrieval and consolidation of data from a wide variety of locations, internal experts and Information Systems, many of which do not form part of our conventional reporting process. To the extent that this may have rendered the report less than comprehensive, it will be rectified in the current year.

We believe that sustainability practice is, and will continue to be, an important part of the business landscape and that the stakeholder benefits imposed by its disciplines can lead to the delivery of tangible commercial rewards including greater willingness by regulatory authorities to seek early input into the formulation of public policy, improved customer loyalty arising from more sensitive local community relations, better informed exposure to market opportunities such as those related to the sale of merchandise to socially aware consumers, greater staff productivity due to more enlightened human development interventions and reduced operating costs because of environmentally friendly initiatives that lead to more efficient use of natural resources.

Massmart's experience is that commitment to good sustainability practice is a welcome antidote for complacency in that it challenges our organisation to improve our understanding of the needs of stakeholders thereby enhancing our ability to identify business risks and opportunities that may otherwise have been overlooked.

We have therefore adopted the Dow Jones definition which describes sustainable business practice as *"A business approach to create long-term shareholder value by embracing opportunities and managing risks deriving from economic, environment and social developments"*. The adoption of this definition reinforces our central belief that good sustainability practice equates to responsible business practice, and that well-managed companies are motivated to act responsibly.

Proof that Massmart is succeeding in its endeavours to be a responsible corporate citizen is indicated by our inclusion, for the second time, in the JSE Limited's Socially Responsible Investment Index.

Progress review

Our focus on sustainability management intensified during the year ending June 2005. This included the introduction of a process to track and measure the status of our efforts. This measurement process is summarised below.

Table 1: Current assessment of sustainability initiative

	Implementation status					
Implementation stages	**Broad awareness**	**Intellectual "try out"**	**Hands on trial**	**Partial completion**	**Full completion**	**Fine tuning**
Defined clear rationale for sustainability practice	✓	✓	✓	✓	✓	
Secured Massmart Executive Committee commitment	✓	✓	✓	✓	✓	
Identified external and internal stakeholder concerns	✓	✓	✓			
Reviewed and adopted supporting policies, processes and structures	✓	✓	✓	✓		
Converted concepts into practice	✓	✓	✓			
Measuring performance against KPIs (Key Performance Indicators)	✓	✓	✓			
Reporting and communicating performance	✓	✓	✓	✓		
External party review/audit of sustainability performance	✓	✓	✓			

Note: The current status of discreet sustainability initiatives may be more or less advanced than is indicated in this aggregated assessment.

Reporting process

This report was compiled on the basis of an inclusive process incorporating our learnings since we embarked on this journey. The preparation of this report involved the following activities:

- Extensive desk-top research and consultation with sustainability consultants in order to identify sustainability reporting protocols and stakeholder expectations.
- Structured consultation with internal functional experts about known stakeholder requirements. This process involved interviews and workshops with Risk Management, Internal Audit, Customer Services, Finance, Store Development, Human Resources, Corporate Social Investment and Procurement specialists in our business.
- External review of sections of the draft report with specialist consultants such as Sustainability Research and Intelligence (Environmental), Trialogue (Corporate Social Investment) and the African Institute of Corporate Citizenship (Broad-based Black Economic Empowerment). We have attempted in all instances to respond in good faith to the input provided by these organisations.

Finally, we engaged SustBrands, an independent sustainability consultancy, to provide an external opinion on the first draft of this report.

Stakeholder engagement

Massmart is highly motivated to engage with, gain insight into and to respond empathetically to the needs and aspirations of the wide range of stakeholders that impact on, and are impacted by our business activities. These stakeholders include our customers, employees, investors and suppliers, as well as community groups, media, non-governmental organisations (NGOs), the Consumer Goods Council of South Africa (CGCSA), legislators and regulators.

Stakeholder group	Form of engagement
Investors and shareholders	Regular local and international meetings and briefings, bi-annual results announcements, four trading updates, annual general meeting, annual report, SENS announcements, Massmart website and compliance with statutory disclosure requirements
Employees	Regular staff meetings and briefings, performance review and counselling process, "Fireside Chats", adherence to open door policy, Group-wide administration of Deloitte Best Company to Work For survey, administration of chain specific surveys and Massmart Ethics Line
Customers	Print and electronic advertising campaigns, face-to-face interaction in stores, landscape market surveys, customer focus groups, in-store customer satisfaction surveys, Chain specific customer service toll free lines, Massmart Corporate and Chain websites
Community	Store-based and Massmart Group level meetings with community leaders and associations, Corporate Social Investment partnering and employee volunteerism
Suppliers	Regular Chain-specific supplier meetings, annual and bi-annual Massmart Group meetings, strategic planning workshops, one-on-one CEO and senior executive meetings, Supplier Relationship Surveys and Massmart Ethics Line
Legislators and regulators	Lodging formal submissions in response to draft and/or established policy, membership of industry associations and business organisations and meetings with national, provincial and local government representatives
Non-governmental organisations	Direct engagement on issues of mutual interest, social development collaboration and support, meetings and conference attendance
Media	Participation in media surveys, interviews, press releases and direct engagement on topical/public interest issues
CGCSA	Representation on main Board; representation on ExCo; Co-Chairmanship of Legal and Regulatory Affairs; Food Safety South Africa Committee membership; Crime Prevention Programme Committee membership; Efficient Consumer Response (ECR) involvement and Global Standard One Forum representation

This engagement process is essential to build credible stakeholder relationships and also to develop first-hand knowledge of stakeholder perceptions of the opportunities and risks that confront our organisation.

Economic contribution

As a managed portfolio of 11 wholesale and retail chains, Massmart is the third largest distributor of consumer goods in Africa and the leader in general merchandise, home improvement, wholesale food and liquor.

Through successfully satisfying the needs of independent resellers and end-user consumers, we have produced nine successive years of record turnover, profits and profitability. We have achieved this by growing organically (with new products and new stores), by acquiring new businesses, and by leveraging Group synergies through inter-divisional collaboration.

Our approach reduces business risk and contributes to the long-term sustainability of the Group, given effect through:

- A number of discrete wholesale and retail formats, which distribute goods to intermediaries and directly to end-users through three divisions (four divisions from July 2005) constituted on the basis of their target markets and business models.
- A diverse product portfolio of general merchandise, home improvement merchandise, food and liquor comprising a broad range of product categories and stock-keeping units (SKUs) – spanning 15 categories and 290 000 SKUs across the Group,
- Our broad geographic coverage across South Africa and in nine other southern African countries.

We believe that this approach gives us an operating platform less susceptible to economic, societal, consumer and competitive threats.

Our Group value-added statement

Our financial statements, business overview and segmental reporting, covered elsewhere in this report, highlight our financial performance in greater detail, but we use the Group value-added statement presented here to underscore our economic contribution to our stakeholders.

Table 2: Group value-added statement

	2005 June Rm	**%**	2004[2] June Rm	%
Sales, royalties, franchise fees, rentals and management and administration fees (inclusive of VAT)	**29 870,2**		26 592,0	
Cost of sales	**(22 912,4)**		(20 647,6)	
Interest and investment income	**99,1**		81,3	
Net costs of services and other operating expenses	**(1 037,7)**		(842,1)	
Value added	**6 019,2**		5 183,6	
Applied as follows:				
To employees as salaries, wages and other benefits	**1 649,4**	**27**	1 416,6	27
To government as taxation	**3 532,5**	**59**	2 983,3	58
To shareholders as dividends (note 1)	**221,1**	**4**	97,3	2
To lenders as interest	**71,4**	**1**	55,5	1
Depreciation and amortisation	**156,9**	**3**	208,1	4
Minorities	**2,2**	**0**	8,9	0
Net earnings retained	**385,7**	**6**	413,9	8
Total	**6 019,2**	**100**	5 183,6	100

1. *In 2004 the December interim dividend was paid via a distribution from share premium giving a total distribution for the year of R218 million.*
2. *2004 has been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.*

Our indirect economic contributions

It is easy to quantify our direct economic impact, as reflected in this Group value-added statement. However, measuring our own indirect contribution to society – through the dependants of our own and our suppliers' employees, the utility of our products and our contribution to "downstream" traders – is less tangible and more difficult to calculate.

We are conscious of the difference we make in the lives of those who purchase our products, but particularly in low-income communities through the products we distribute and our interaction with informal traders and small businesses. For poor communities, particularly those in deep rural settings, access to affordable food and products makes an enormous difference to their quality of life. Furthermore, the economic driving force in such communities consists of the low-end trading and retailing entrepreneurs who are our customers.

Since a significant proportion of Massmart's sales reach these retailers and low-income households, we have estimated our indirect contribution based on broad but conservative assumptions. For the year ending June 2005, approximately 90% (R10,9 billion) of Group food turnover found its way into this market – through independent wholesalers and supermarkets, general dealers, hawkers, street vendors, spaza shops, tuck shops and stokvels. The figure would be higher if general merchandise and liquor sales were included.

Our economic contribution to this sector is amplified by the retail profits realised by independent traders, because their profits flow back into their communities. Since their margins typically range from 3% to 10%, this equates to an additional contribution of approximately R0,3 billion to R1,0 billion per annum.

In addition, we are mindful that in our society of high unemployment, a single employee may support five to seven dependants, making Massmart directly responsible for the livelihood of at least 109 000 people. The creation of sustainable permanent employment is therefore our biggest contribution to society.

We will devote further effort to understanding these impacts so that future business decisions can enhance our contribution whilst simultaneously supporting our goal of long-term sustainable growth.

Human capital

Context

In Massmart we value a stable working environment underpinned by responsible employment practices, competitive remuneration and cordial employee relations that demonstrate trust, mutual recognition and respect. Our human capital philosophy is underpinned by the need to constantly improve the performance potential of our people and thereby maximise the success of our company.

Massmart's human capital priority is to reliably replicate this philosophy across a group that has been characterised by significant acquisition-led growth in our employee base. This is illustrated by the fact that Massmart's employee complement grew to 21 859 full-time-equivalent employees during 2004/05. Our employment costs totalled R1,6 billion for the same period, representing 6,2% of Group sales.

Our challenge has therefore been to construct an effective human capital framework that promotes accurate measurement, meaningful comparison, knowledge sharing and consistent application of human capital practices across all Group entities. We focus on four key performance areas to achieve this. These are identified in the table below:

Table 3: Massmart human capital framework

HUMAN CAPITAL KEY PERFORMANCE AREAS			
Welfare and wellbeing	**Relationship environment**	**Diversity**	**Growth and development**
Remuneration and incentive index	Employee satisfaction index	Cultural sensitivity index	Human potential index
Benefits structure and accessibility	Ethical environment	Demographic representivity	Learning and knowledge development
Employee support and assistance	Organised labour climate	Transformation performance	Job performance and recognition
Workforce health and safety	Work/life balance		Career planning and mobility
Working conditions and facilities	Workforce attrition		Workforce competitiveness

This framework is designed to provide Massmart managers with better information that will enable them to understand and manage the key drivers of people performance in our organisation. This is consistent with our view that top-performing organisations demonstrate exceptional understanding of their people and of ways for motivating them to apply their abilities in the best interests of the business.

Measurement

Welfare and wellbeing

Massmart appreciates the responsibility that we have to promote the welfare and wellbeing of our staff. We are especially sensitive to the importance attached to this responsibility in the context of South Africa's much improved, but still evolving, social services infrastructure. We recognise that circumstances will arise in which we are required to move beyond generally accepted expectations of our obligations as an employer.

Remunerating and incentivising our staff

Massmart remunerates its people in a way that is fair, equitable and conducive to the creation of a performance-driven culture. We seek to achieve this by structuring remuneration packages that are highly competitive relative to market norms, and that incorporate generous performance incentives. Incentive schemes extend across all employee levels in the organisation based on various formulae relating to criteria such as store profitability, company/departmental profitability, shrinkage and/or sales commissions. Incentive payments for 2004/05 comprised 20% of overall payroll.

With regard to senior executive remuneration, our overriding philosophy is one of "commitment through ownership" in which we provide management with the responsibility to act autonomously within approved values, strategies and budgets, whilst representing the best interests of the Group. This philosophy is reinforced by setting incentives relative to business performance, in the short term through an annual bonus scheme, and in the longer term through Massmart share ownership. This approach has fostered an entrepreneurial environment in which the achievement of a balance between the management freedom necessary to adapt to the needs of customers and the control necessary to protect shareholders is a winning formula for success in retail.

This policy of "commitment through ownership" is demonstrated by the fact that if all the shares and options owned by management were exercised, that body would own 11% of the Company.

Table 4: Group remuneration profile

	2005	2004
Total personnel costs	**R1 649 million**	R1 417 million
Basic remuneration	**R783 million**	R729 million
Incentive remuneration	**R253 million**	R260 million
Employee benefits	**R109 million**	R94 million
Other employee costs (including contract and temporary staff, overtime and car allowances)	**R504 million**	R334 million
Percentage shares owned by management	**11%**	12%
Minimum monthly national Group wage	**R1 100**	R1 000
Minimum monthly national legislated wage	**R1 017**	R934
Average Group wage settlement % (across the board or % increases)	**6,0% – 9,5%**	6,8% – 8,5%

Incentive calculation excludes the imputed cost of share option schemes and realised benefits by employees.

Employee benefits

We provide all our employees with access to highly competitive employee benefit schemes that are presided over by well-qualified trustees. Retirement planning and funding is mandatory for all permanent employees and the employer contribution is greater than that made by the employee. Retirement benefits are offered through membership of either the Massmart Group Retirement Funds or the SACCAWU National Provident Fund. The Massmart Group Retirement Funds now have total investments in excess of R752 million.

Massmart also provides a voluntary closed medical aid scheme, called the Massmart Health Plan, to all employees. The benefits of the plan are comparable to the best in the industry and the solvency reserve of 54% significantly exceeds the Council for Medical Aid Schemes' minimum reserve requirement of 25%. The take-up of medical benefits is, at 26% of the permanent staff complement, disturbingly low. Massmart has therefore contracted with two open medical schemes in order to make more affordable medical cover available to staff.

Table 5: Group employee benefit profile

	2005	2004
Annual Rand contribution to Group pension and medical schemes	**R109 million**	R94 million
Number of permanent employees	**15 297**	11 997
Number of employees on medical schemes	**3 916 (25,6%)**	2 743 (23%)
Number of employees on retirement plans	**14 776 (96,6%)**	11 083 (92%)

Massmart has implemented a comprehensive **HIV/Aids** programme that involves ongoing prevalence testing, peer counselling and support and the provision of ARVs.

Health and safety

We are committed to providing a healthy and safe working environment for our employees. We achieve this through our risk management process that is guided by the provisions of the Occupational Health and Safety Act and that focuses on identifying and eliminating preventable health and safety risks wherever they are encountered. The number of reportable incidents as at 30 June 2005 was 582 compared to 545 as at June 2004. This increase is attributable to improved data collection.

Of great concern to us is that an estimated 6,9% of our permanent workforce is infected with the HIV/Aids virus. We have, in response, continued to invest in and evolve a comprehensive employee HIV/Aids management programme.

Workforce attrition

Our staff attrition for the year ending June 2005 was 16,4% compared to 13,7% in the year ending June 2004. The composition of the attrition is estimated as follows:

Table 6: Group employee attrition profile

	2005	2004
Resignations	**1 790 (11,7%)**	1 044 (8,7%)
Dismissals	**367 (2,4%)**	336 (2,8%)
Retrenchments	**31 (0,2%)**	24 (0,2%)
Other (including deaths, retirements and transfers not included in attrition calculation)	**275 (1,8%)**	240 (2,0%)

Relationship environment

Success in the wholesale and retail industry is driven, in large measure, by the quality and intimacy of the relationships that we nurture with our external stakeholders, particularly our customers. Employee advocacy plays an important role in shaping favourable external stakeholder attitudes toward the Company. This is dependent on our ability to nurture inspired employee relationships built on trust and mutual respect.

Employee perception surveys

Massmart utilises surveys and a variety of tools to track the perceptions that our people have of the Chains in which they are deployed. This includes Group-wide participation in the Deloitte Best Company to Work For survey, which provides useful insights into our people's perceptions of human capital management practices. We improved our overall ranking in this competition from 57th place for the results published in October 2003 to 32nd place for the results published in October 2004. More importantly, we improved our mean scores on all survey dimensions. Our overall mean score of 2,91 was higher than the national mean of 2,85 but lower than the retail sector mean score of 3,03.

Table 7: Deloitte Best Company to Work For results

Survey dimensions	October 2003 Massmart Group	October 2004 Massmart Group	October 2004 National data
Change management	2,65	2,82	2,77
Communication	2,71	2,95	2,87
Diversity	2,62	2,82	2,76
Job satisfaction	3,09	3,18	3,09
Leadership	2,93	3,04	2,99
Management information	2,64	2,81	2,74
Policies and procedures	2,62	2,85	2,77
Rewards, recognition and performance	2,62	2,79	2,77
Relationships and trust	2,92	3,05	2,97
Training and development	2,65	2,83	2,79

Disciplinary hearings and ethics reports

The reduced incidence of disciplinary hearings is indicative of the quality of our relationship environment. 84% of concluded CCMA disciplinary cases were ruled in favour of Massmart and all ethics issues raised have been investigated and dealt with. The anonymous nature of most ethics reports makes it difficult to gauge staff satisfaction with their resolution. The Massmart ethics environment is discussed in further detail on page 73.

Organised labour climate

We recognise our employees' rights to associate freely and to bargain collectively as determined by the South African Constitution, labour law and the International Labour Organisation. However, we believe strongly that such association and collective bargaining should not conflict with, and cannot be allowed to dilute, the Company's right to communicate directly with all its employees at all times.

We continue to maintain a healthy relationship with the representative bodies of organised labour in all of our Chains. These bodies collectively represent 45,9% of our workforce. We estimate that R2,3 million in union dues were paid by Massmart employees to SACCAWU during the year ending 2005. No days were lost to labour unrest during the year ending June 2005.

Table 8: Ethics reports, disciplinary hearings and cases referred to the CCMA

	2005		2004	
	Total number	**% of total**	**Total number**	**% of total**
Ethics reports with human capital relevance	**40**	**64,5**	NA	NA
Disciplinary hearings	**1 519**	**NA**	1 805	NA
Cases referred to CCMA	**212**	**14,0**	211	6,2
Number of cases concluded	**155**	**NA**	160	NA
Cases concluded in favour of employer	**130**	**84,0**	118	73,8
Cases concluded in favour of employee	**25**	**16,0**	42	26,2
Balance of cases not yet concluded	**57**	**NA**	51	NA

Note: The retail sector refers the highest number of disciplinary cases to the Commission for Conciliation Mediation and Arbitration (CCMA).

Table 9: Group employee unionisation

	2005		2004	
			Total number	**% of total**
Number of permanent employees	**15 297**	**NA**	11 997	NA
Number of unionised employees	**7 021**	**45,9**	6 363	53
Number of bargaining units	**43**	**NA**	35	NA
Full-time equivalent days lost through industrial action	**0**	**0**	214	0,006

Diversity

Massmart practices a policy of non-discrimination with respect to race, gender, age and disability. The achievement of an employment equity profile that is representative of the demographics of the country remains an important priority. All our divisions have had equity targets in place since legislation required us to do so and all compile and submit annual Department of Labour equity reports.

We have implemented a number of employment equity sourcing and development initiatives to facilitate the achievement of our employment equity targets. These initiatives focus particularly on addressing equity disparities at the senior and executive management levels. Our progress against equity targets at other job levels and categories is progressing well and is summarised in the table below.

Table 10: African, Coloured and Indian (ACI) diversity profile

	ACI ACTUALS AND TARGETS		
Occupational levels	**2004 Actual**	**2005 Actual**	**2007 Target**
	%	%	%
Executive management	22	21	31
Senior management	27	28	37
Professionally qualified specialists and mid-management	43	43	50
Technically skilled and qualified	81	83	77
Semi-skilled and discretionary decision-making	88	88	82
Unskilled and defined decision-making	97	98	94
Total permanent	81	83	78

Growth and development

We are motivated by the belief that if the learning and growth of our business is not matched by the same level of learning and growth amongst our staff, then the value of their contribution, and the business, will be placed at risk.

We distinguish between the day-to-day transactional skills and competencies that are required to operate our businesses, and the transformational leadership competencies associated with the growth and development of Massmart. Our education, training and development programmes are structured accordingly, focused either on the unique business requirements of our chains or on Massmart-typical skills per employee category.

During the year ended June 2005 we invested significantly in people development. We continued to pursue an active learnership programme, we placed more people into training courses than in previous years, and we introduced new training programmes at senior management and executive level.

Our investment in training and development is summarised in the table below:

Table 11: Formal training and development profile

	2005	**2004**
Training spend	**R16,5 million (1% of payroll)**	R14,2 million (1% of payroll)
Amount recovered from the W&RSETA	**R5,3 million**	R4,7 million
Number of people trained	**22 664**	11 020
Number of ACI candidates attending formal training courses (%)	**86,2**	83,0
Number of learnerships	**312**	128

Note: Number of people trained exceeds permanent staff complement due to inclusion of temporary staff.

Highlights

The past year has been characterised by a notable improvement in human capital management staffing, processes and systems across Massmart. We have emphasised increased interaction amongst the human resources community, and between Chains, and this has culminated in the formation of a Group Human Capital Forum. Highlights of the year include:

- Successful development and implementation of senior succession and development plans, culminating in key internal and external appointments;
- Increasingly shared management and coordination of training across the Group resulting in greater cost effectiveness (i.e. increased training spend better utilised), shared learning and an increase in the number of people trained;
- Rationalisation of service providers through our HR "preferred service provider" network resulting in associated cost rationalisation and significantly improved service delivery and efficiency;
- Improved employee relations resulting in a record of no days lost to industrial action, and a lower than sector average of CCMA and disciplinary activity;
- Over-achievement of our employment equity targets other than at senior levels where considerable progress has been made;
- Significant increase in the number of Group learnerships; and
- Extension of, and qualitative improvement in our HIV/Aids disease management programme, although this remains a significant challenge in certain Chains.

Looking ahead

Our intentions are clearly to invest in the growth and development of our people as a critical success factor in the growth and development of Massmart. Our objectives for the year ending June 2006 include the following:

- Implementing information systems to enhance the quality and comparability of human capital information across the Group;
- Conducting a comprehensive human capital benchmarking and best practice analysis as the basis for Massmart human resources policy development; and
- Instilling a stronger learning culture at all levels, but particularly at executive level through revitalised executive and leadership development programmes.

Human capital risks and opportunities

Risks	Integration of wide array of human capital practices resulting from acquisition activity	Black representation at senior and executive management levels	Reluctance of staff to voluntarily disclose HIV/Aids status
Opportunities	Organisation growth offers improved employee growth and development opportunities	Untapped opportunity associated with diversity and BBBEE initiatives elicit new organisational potential, i.e. emerging talent	Employee access to HIV/Aids treatment could stimulate voluntary disclosure of HIV/Aids status

Employee assistance programme

Massmart has established an Employee Assistance Programme (EAP) that provides free confidential counselling and assistance to permanent employees and their families for any kind of personal problem. The use of this service, which is outsourced to a private consulting and services organisation, is entirely voluntary. The scope of the service is wide ranging and includes providing trauma counselling, marriage counselling, family counselling, life event counselling, substance abuse counselling, stress counselling, financial advice and legal advice. Our statistics indicate that 89% of EAP cases are concluded successfully.

Massdiscounters winning spirit

The Game and Dion management teams have developed an inspiring competition to reinforce the personal and team qualities that drive operational excellence in their business. Known as the Winning Spirit Championships, the competition has been running for two years. The competition involves pitting seven-person teams from all Dion and Game stores against each other via a series of practical tasks that are designed around some of the most important job functions in the store environment. The accuracy and speed with which these tasks, such as processing a trolley of 40 customer purchases, are performed is the primary criteria for success. Store teams which are selected on the basis of on-the-job performance are required to participate in a regional competition and the winning teams go on to participate in a national competition. The first prize of an all-inclusive trip to Disneyland in the United States makes for a highly charged and keenly contested competition.

Customers

Context

Massmart's wholesale and retail proposition appeals to a diverse consumer base in ten African countries and that extends from Living Standard Measure 5 (LSM) through to LSM 10. For all our Chains satisfying, retaining and growing this customer base is the key to sustainable business. Furthermore, we recognise that our profitability depends on our brand equity and reputation in the eyes of this extremely broad base of customers.

Massmart makes every reasonable effort to provide excellent customer service and we are mindful of the reputational damage that can result from irresponsible behaviour. Our Chains pay scrupulous attention to ensuring that they:

- Observe legal and regulatory requirements associated with product packaging and labelling standards. This includes accommodating the needs of customers who require additional product information such as those with special dietary needs;
- Sell products that are safe and that do not pose health risks to consumers. This is achieved by adhering strictly to international and local health and safety standards. In the case of our private label food products, Massmart retains the services of an independent laboratory to conduct ongoing food safety tests;
- Offer customers a safe, stimulating and efficient shopping experience. This includes complying with relevant legislation and paying attention to ergonomic design principles that are sensitive to the requirements of disabled customers;
- Do not engage in misleading or anti-competitive pricing practices. Massmart promotes healthy competition amongst our Chains each of which determines pricing policy independently;
- Avoid deliberately misleading, inaccurate or offensive advertising. We pay attention to ensuring that advertised lines are available in quantity on the advertised date, in the advertised stores and at the advertised price; and
- Protect consumer rights and respond to customer enquiries and complaints empathetically and efficiently. This includes providing replacement products or full refunds for defective products. Massmart is supportive of government's proposal to amend the existing Consumer Protection Bill.

In addition to adhering to the above principles we attempt to respond empathetically to the broader needs of the communities in which we operate. Our social commitment is discussed in further detail in the Corporate Social Investment section of this report.

Measurement

The measure of our success as a wholesaler and retailer lies ultimately in the number of customers that visit and spend their money in our stores. We track our customer count and average monthly customer spend (basket size) at individual store level. This information, together with customer query and complaint statistics, is analysed by the Chains.

Highlights

Our customer-focused interventions are driven by the Chains on the basis of their understanding of their customer profile and the overall market conditions that are relevant to each Chain's value proposition. The following are the more significant customer initiatives that were undertaken during the year ending June 2005:

- Commissioned the most significant market survey in Massmart's recent history to assess customer needs and brand perceptions of all the Chains in the Group;
- Participated in a Department of Trade and Industry initiative to amend the Consumer Protection Policy through a formal submission and other available consultative processes;
- Played a leadership role in an initiative to formalise and agree upon a common set of principles to facilitate the accurate identification and product standards governing Halaal foods;
- Pilot tested a range of competitively priced food products in Jumbo stores in an effort to respond to the need to provide HIV/Aids sufferers with access to low-cost high-nutritional value foods; and
- Implemented customer call centres in our Masstrade and Massbuild divisions to improve tracking of and responsiveness to customer queries and complaints.

Looking ahead

Massmart will leverage opportunities that will enable our Chains to be more responsive to the needs of our customers as identified by the survey referred to in the highlights section of this report. The results of this research, which is still in progress, will inform and guide the formulation of customer-driven objectives that are specific to each Chain.

Customer risks and opportunities

Risks	Unknown long-term impact of HIV/Aids on lower income consumer spending	Impact of criminal activity on customer safety	Impact of formal retail sector on the activities of Massmart's wholesale customers
Opportunities	Improving understanding of the influence that heightened social and environmental awareness plays in customer purchasing decisions	Continued normalisation of South African society, resulting in growth of consumer base	Closer collaboration with independent retailers to improve their competitiveness

Ensuring the safety and quality of Massmart's private label food products

Food Consulting Services (FCS), an internationally accredited food safety and quality consulting laboratory, is retained by Massmart to ensure the safety and quality of our private label and confined label food products. To this end they conduct approximately 175 food product safety and quality tests per month. In addition, they also perform an annual Good Manufacturing Practices (GMP) audit on all suppliers that are not HACCP or ISO 9001 accredited.

Understanding the needs of our customers

Massmart's success is largely dependent on our ability to understand, anticipate and fulfil the needs of our customers. We achieve this through a variety of customer and market intelligence gathering activities. This is demonstrated by Makro, who has adopted a rigorous approach to the development of an integrated customer intelligence capability. This includes analysing the buying history of Makro card holders, administering store specific customer entropy surveys, conducting in-store staff service satisfaction surveys, implementing mystery shopper programmes, facilitating customer focus groups, interrogating customer call centre enquiries and complaints, subscribing to third party databases and commissioning brand perception surveys. This analysis is performed by customer relationship management specialists who present it as a key input that informs Makro's assortment planning, brand positioning and product promotion decisions.

Responding to the Sudan Red exposé

An exposé in March 2005 by the *Sunday Times* revealed that certain powdered spices and atchars contained the illegal colourant Sudan Red I-IV. An atchar product purchased from a Makro store was listed as one of the contaminated products identified in the exposé. Massmart subsequently identified 11 contaminated products and issued an immediate product recall. All contaminated lines were removed from sale within 12 hours of the recall. In addition, all suppliers of edible foods containing powdered spices were required to provide a Certificate of Analysis from an accredited laboratory, attesting to the fact that their products did not contain Sudan Red. Massmart went on to play a leading role in an initiative by the Consumer Goods Council of South Africa to eliminate Sudan Red from all foodstuffs by the end of June 2005. This proactive approach included defining minimum detection levels, improving quality assurance at the raw materials stage and standardising product recall procedures.

Suppliers

Context

Massmart provides its suppliers with a reliable low-cost route to South African and African food, liquor, home improvement and general merchandise mass markets. We achieve this through the focused pursuit of procurement and supply chain efficiencies that enable Massmart to maintain amongst the lowest gross margins in the industry. Our procurement function is therefore one of the key drivers of our sustainability and profitability as a business. This implies that we rely on highly competent buyers who collaborate closely with suppliers.

Our supplier relationships are inevitably characterised by constructive commercial tension, which is indicative of our goal to deliver high quality merchandise to our customers at competitive prices. We recognise that such commercial tension must be channelled and managed in a way that does not undermine the integrity of either the relationship or the people who are part of it. Massmart is therefore committed to entering into supplier relationships that are characterised by professionalism and founded on the highest principles of ethical conduct.

Our supplier relationship practices are extensive and include the following:

- Ensuring that Massmart buyers understand and apply the Massmart Ethical Code of Conduct in their interaction with suppliers;
- Ensuring that suppliers have clarity about the level of ethical compliance that Massmart requires and that they have access to a safe reporting mechanism to create awareness about unethical conduct (the Ethics Hotline);
- Surveying selected suppliers to allow them the opportunity to identify opportunities to improve business efficiencies and the quality of their relationship with Massmart. This survey, which is outsourced to a third party, covers issues such as quality of information sharing, supply chain efficiency, strategic partnering and quality of interpersonal relationships;
- Inviting suppliers to participate in Group-wide General Merchandise, Food and Liquor buying forums. The purpose of these interactions is to provide suppliers with opportunities to enter into strategic planning and market development conversations with senior Chain executives;
- Conducting annual supplier reviews that supplement those ongoing negotiations that occur in the Chains. The objective of the Group-led reviews is to find opportunities to optimise supplier performance and maximise return on investment for strategic suppliers; and
- Formalising supply relationships through a standard Trading Agreement that clearly defines the Group's expectations, placing particular emphasis on ensuring compliance with ethical trading practices, legal requirements, human rights conventions and product safety and quality specifications.

The scale of our purchasing means there is considerable potential for abuse of power in our dealings with suppliers. We believe that the focused application of the aforementioned practices enables Massmart to maintain trading relationships that are ethical, fair and resistant to corruption.

On the other hand, our responsibility to our customers means we are also in a position to influence the practices of our suppliers. We attempt to do this by ensuring, wherever practical, that our suppliers:

- Govern and manage their operations responsibly;
- Embrace employment practices consistent with the law and workers' rights as determined by the International Labour Organisation;
- Are not complicit in any human rights abuses; and
- Commit to responsible social and environmental management practices.

We believe that this additional focus on good citizenship – extending beyond the more traditional product, supply and trading terms – is beneficial for both our Group and society at large.

Measurement

Massmart merchandise procurement increased from R20 billion in the year ending June 2004 to R23 billion during the past year. Massmart has, in order to make the process of tracking our procurement performance more effective, sub-divided our suppliers into three strategic categories. These categories are based primarily on the Rand value of turnover and the unit volumes that we achieve with each supplier.

This categorisation enables Massmart to prioritise our supplier focus. It is worth noting that this does not detract from our ongoing efforts to source merchandise and services from emerging black suppliers. The profile of our primary supplier base is represented in the table below:

Table 12: Group merchandise procurement by strategic supplier category

	2004	2005	
Strategic supplier category based on Rand value and unit value	**Estimated procurement value**	**Number of suppliers**	**Estimated procurement value**
Category 1	R10,2 billion	**115**	**R10,8 billion**
Category 2	R3,2 billion	**176**	**R3,4 billion**
Category 3	R6,7 billion	**3 903**	**R6,9 billion**
Imports	R1,0 billion	**341**	**R1,3 billion**
Grand total	R21,1 billion	**4 535**	**R22,4 billion**

Note: Category 1 refers to highest value and highest volume suppliers.

Highlights

We treat our suppliers as a vital part of our business and our objective is to improve our level of collaboration with them. We embarked on numerous supplier initiatives, during the year ending June 2005, that were aimed at enhancing our supplier relationships and also leveraging market opportunities to our mutual benefit.

These included:

- All buyers participating in mandatory ethics workshops that were facilitated by a senior Massmart executive. These workshops placed particular emphasis on the ethical interface between buyers and suppliers;
- The Massmart CEO embarking on an exercise to personally communicate Massmart's Ethical Code of Conduct, as well as the details of the Massmart Ethics Line, to suppliers. This ongoing process has, to date, involved personal correspondence with the CEOs of Massmart's 200 biggest suppliers;
- The Group facilitating increased levels of strategic interaction between supplier executive management and Group-wide forums comprising Chain executives; and
- Implementing a business process to enhance intra-group stock-balancing efficiencies with the objective of increasing sales and reducing returns to suppliers.

Looking ahead

The essential elements of our focus for the year ending June 2006 will be to create closer, more collaborative relationships with our suppliers from a commercial, economic development and social upliftment perspective. Key objectives for the year ending June 2006 will include:

- Verifying and enhancing supplier perceptions of Massmart's distribution strategies and the associated benefits of these strategies; and
- Engaging more closely with our suppliers regarding their awareness of and commitment to BBBEE.

Supplier risks and opportunities

Risks	Suppliers feel threatened by Massmart's increased buying power
Opportunities	Access to more global suppliers

Supplier relations

Massmart proactively seeks, and responds appropriately to, the input and views of our suppliers. A good example of this is the relationship survey that we conducted with the suppliers of each food chain through June 2004 to August 2004. The survey was conducted with 34 key suppliers to research the quality of the interface that they have with our companies. The survey, which was conducted by an independent consultancy, incorporated 43 questions and eight broad topics. Suppliers rated ethical conduct, commercial astuteness and market knowledge as key areas of relationship strength. The key areas for development reflected Chain-specific rather than Group trends and included issues such as better information sharing, delivery turnaround times and product knowledge by store sales staff.

Supporting local industry

Massmart applies every effort to first procure merchandise from South African manufacturers insofar as they satisfy our customer expectations of style, quality and price. Our commitment to support local suppliers is well illustrated by the Massmart Board's ratification of a comprehensive local procurement policy that was implemented in response to the job crisis in the textile, apparel and footwear industry.

Broad-based black economic empowerment (BBBEE)

Context

Massmart is committed to the principles and objectives of BBBEE, which we regard as a vital element of prudent business sustainability practice. We reported in our year ending June 2004 Sustainability Report that Massmart had been awarded a "Satisfactory Contributor to BBBEE" rating by EmpowerLogic, an independent BBBEE consultancy. This rating provides the platform on which we are building our BBBEE credentials.

The publication, during November 2004, of the Draft Codes of Good Practice on BBBEE added a welcome sense of clarity to BBBEE debate in the areas of black ownership and control. Massmart presented its views on the Draft Codes to the Department of Trade and Industry via a formal submission and through other available consultative processes. We look forward to the publication of the remaining Codes of Good Practice on BBBEE.

Measurement

It was our intention to report an updated Group BBBEE scorecard in this Sustainability Report. Our experience, from the publication of the first draft Codes is, however, that the new detailed indicators incorporated into the Codes are likely to impact on the BBBEE rating process. For example, broad-based criteria have replaced the narrow ownership and management control criteria. This summary therefore represents a best estimate of our BBBEE efforts, in the context of the existing climate of uncertainty regarding BBBEE verification protocols and principles.

Table 13: Massmart BBBEE status

BBBEE element	Estimated status
Equity ownership	16% indirect equity ownership in the hands of black people. *(Source: Computershare survey October 2004)*
Management control	21% black representation at executive management level in Chains. *(Source: 2005 Employment Equity Plan)*
Employment equity	83% black representation as percentage of full staff complement. *(Source: Employment Equity Plan as at June 2005)*
Human resources development	0,86% as a percentage of total payroll costs invested in the training of black people. *(Source: Chain training records as at June 2005)*
	312 black learnerships. *(Source: Chain learnerships as at June 2005)*
Preferential procurement	13% of merchandise procured from both narrow-based and broad-based companies as a percentage of total merchandise procurement (includes imports). *(Source: EmpowerLogic October 2004 BBBEE Review)*
	42% of services procured from both narrow-based and broad-based companies as a percentage of total services procurement. *(Source: EmpowerLogic October 2004 BBBEE Review)*
Enterprise development	Definitive data is currently unavailable. An initial fund of R4 million has been set aside as seed capital to assist established development agencies in their enterprise development activities. Individual Chains also provide ongoing support to financially disadvantaged black traders and service providers.
Corporate social investment	1% of after tax profit. *(Source: Corporate Social Investment that was of direct benefit to black people as at June 2005)*

Highlights

Ironically, the publication of the first Draft Codes of Good Practice on BBBEE had the effect of heightening uncertainty about the type and composition of "approved" BBBEE interventions. Notwithstanding this situation, Massmart has made pleasing BBBEE progress. The following is a selection of Massmart's BBBEE highlights for the period under review:

- Initiated a process to explore the relative merits of both internal (staff) and external (third party) BBBEE equity transactions. This process included engaging with 17 external parties all of whom were assessed in terms of pre-determined commercial and organisational criteria;
- Achieved year ending June 2007 Employment Equity targets across the Group with the exception of executive management;
- Entered into an alliance with Caird Consulting to develop a cost effective BBBEE self-assessment process to

Massmart has donated **R1 million** to WDB to establish a **Rural Women's Enterprise Development Fund** to provide rural black women retail entrepreneurs with micro business loans.

promote BBBEE amongst our supplier base. This process can be used by all suppliers but was initiated as a consequence of our perception that many small- to medium-sized suppliers demonstrated insufficient understanding of BBBEE;

- Entered into an agreement with Women's Development Business (WDB) to establish a Rural Women's Enterprise Development Fund. This has involved making a donation of R1 million to WDB as well as funding the salaries of two Field Development Facilitators. The objective of the fund is to provide black rural women with access to micro loans in order to grow their existing retail businesses;
- Entered into an agreement with Hot Dog Café to provide black franchisees with subsidised access to retail space and services at existing Builders Warehouse stores. This initiative provides the black entrepreneur with an improved opportunity for success whilst simultaneously providing our customers with a convenience food offering. The concept has been implemented at three Builders Warehouse stores;
- Assisted the Western Cape government with the project management, provisioning and rollout of 22 container-based stores, under our Shop-4-Value banner group. The concept, which is financed by the Western Cape government and ABSA Bank, is aimed at establishing disadvantaged black entrepreneurs in retail outlets;
- Assisted the Johannesburg Fresh Produce Market with the establishment of a satellite store in Orlando East; and
- Undertook an exercise to align Corporate Social Investment (CSI) spending to the principles of BBBEE. This is dealt with in the CSI section of this report.

These highlights have been supplemented by initiatives that involved conducting a pilot BBBEE awareness workshop with 200 small suppliers and specifying merchandise system modifications to track procurement in terms of the BBBEE status of suppliers.

Looking ahead

The year ending June 2005 represented an important learning experience in respect of our approach to the elements defined in the generic BBBEE scorecard. For example, we learned that enterprise development requires a distinct social development skills base. In the year ending June 2006 we plan to replicate our successful initiatives and also to embark on a more assertive BBBEE implementation process. Our objectives for the year ending June 2006 are to:

- Re-assess the BBBEE performance of Massmart companies in terms of the Codes of Good Practice on BBBEE, once they have been finalised;
- Implement a focused exercise to promote the development of talented black executives through an executive mentoring process;
- Engage in an extensive process to identify the BBBEE rating of suppliers. This will include assisting Caird Consulting with the rollout of their self-assessment solution to our supplier base, on the understanding that the use of the Caird Consulting tool is entirely at the discretion of individual suppliers;
- Conduct workshops with suppliers to communicate Massmart's BBBEE philosophy and expectations;
- Implement modifications to Massmart's central buying system in order to track procurement in terms of the BBBEE status of suppliers;
- Improve the process for connecting potential black suppliers to relevant buyers within our Chains and/or to other useful contacts in the industry. This will include hosting a Massmart trade fair for potential black suppliers to Massmart; and
- Establish a further enterprise development partnership that is modelled on the WDB approach but that is targeted at black youth entrepreneurs.

We will, in addition to these objectives, continue to monitor the completion status of the Codes of Good Practice, paying particular attention to the unpublished Codes 300, 400, 500, 600 and 700. A process will be initiated to align Chain BBBEE plans to the requirements of these codes once they have been gazetted.

BBBEE risks and opportunities

Risks	Conflict with suppliers that do not embrace the BBBEE imperative	Internal capacity to manage BBBEE process without losing core business focus	Government's iterative approach to the publication of Codes can compromise BBBEE decision-making
Opportunities	Creation of larger, more stable wholesale and retail markets	Improved understanding of second economy markets	Improved stakeholder perceptions of the organisation

BBBEE enterprise development

Massmart set aside an initial sum of R4 million during the year ending June 2004 for the purpose of funding enterprise development initiatives. After exploring numerous investment opportunities we concluded that our enterprise development activities should focus on assisting the most marginalised South Africans. We realised that this would require access to a unique blend of enterprise development and social development expertise. This led to our approaching WDB to establish a Women's Rural Enterprise Development Fund with an initial contribution of R1 million. This fund aims to provide loans of between R5 000 to R15 000 to rural women entrepreneurs with whom WDB have an existing relationship and who have a proven track record in running a micro enterprise.

Promoting black store ownership

Massmart's CCW chain has developed a business model in terms of which career retailers/wholesalers are offered the opportunity to become established in large-scale owner-managed wholesale business enterprises. The process essentially involves giving two person teams an equity stake of up to 40% (20% each), usually in a new store. CCW holds the remaining 60% of the equity in the store. The owners/managers share in store profits in proportion to their equity ownership from year one and CCW is entitled to purchase 20% (10% each) of the owner/manager's equity at an agreed price-earnings multiple after three years of operation. CCW currently has four black retailers operating in terms of this arrangement.

Corporate Social Investment

Context

Massmart is committed to supporting the government's transformation agenda for the normalisation of South African society. Our overarching CSI objective is to make a relevant contribution to the education of previously disadvantaged individuals. To this end all Massmart trading entities are required to spend 1% of after tax profits on educationally-focused CSI initiatives.

The identification and formulation of CSI initiatives is guided by a Group CSI framework that gives consideration to balancing Chain autonomy with the need for a co-ordinated Group CSI approach. The framework covers all aspects of good Group CSI practice and is structured to take decision-makers through a logical CSI planning and implementation process. This includes ensuring that CSI interventions achieve agreed commercial objectives such as enhancing customer perceptions of the Chain or providing access to potential market development opportunities. A copy of the CSI framework can be downloaded from the Massmart website.

Measurement

The Massmart Group's CSI spending, excluding third party contributions, increased from approximately R3,8 million in the year ending June 2004 to R5,3 million for the year ending June 2005. This increase was achieved despite the fact that the process of re-aligning our CSI approach impacted negatively on the CSI spending of certain of the Chains as illustrated in the table below:

Table 14: CSI spend by business entity

Entity	Total CSI spend (Rands)	Total CSI spend (% after-tax profit)
Massmart Education Foundation	R230 000	NA
Massdiscounters (Dion and Game)	R2 700 000	1,2%
Makro	R1 609 000	1,4%
Masscash (Jumbo, Shield, Furnex and CBW)	R794 000	0,4%
Total Group CSI spend before contributions by employees	**R5 333 000**	**1,0%**
Makro Employees Education Trust	R672 000	NA
Total CSI spend including staff contributions	**R6 005 000**	NA

Note: The CSI spend represented in this table is not fully aligned to the Group's educational policy focus due to the inclusion of commitments that pre-dated the introduction of Massmart's CSI policy.

The focus of Massmart's CSI support involved making financial contributions to a variety of educational or skills development related initiatives, the more significant of which included the following:

- Making donations in the amount of R1,5 million, that comprised the accumulated discounts on purchases made from Makro stores, to 387 different schools. It must, however, be noted that because these rebates are dependent on the combined spending power of the school, there are instances in which the value of the rebate is low. We are therefore re-assessing this initiative;
- Contributing an amount of R880 000 to established initiatives that aim to provide materials to disadvantaged learners and educators such as Read and McCarthy's Rally 2 Read;
- Contributing funds in the amount of R580 000 to the Gauteng Music Academy and to "adopted schools" such as Embokodweni Primary School and Diepsloot Combined School to assist them to meet identified learner, educator and infrastructural needs;
- Contributing R143 000 toward three programmes for the training of learners and/or educators in the fields of mathematics and science and technology; and
- Contributing R36 750 toward two skills training facilities for the procurement of equipment and provision of training to the unemployed.

Support for these initiatives was supplemented by additional contributions that were either relatively modest or that were provided to causes that are not covered within the ambit of our educational focus. This latter category involved providing support to causes that care for orphans, the sick and the physically disabled. Whilst the educational shape of our CSI commitment has begun to emerge, we realise that there is still a pressing need to focus the Group's activities on those interventions and amongst those communities in greatest need.

Highlights

This year was noteworthy given that we elevated the visibility of CSI in our business significantly. This is clearly evident from the following CSI highlights:

- Chain CSI practices were benchmarked according to Massmart's internal CSI benchmark standards;
- Proactive Chain-specific CSI plans were developed in terms of the Massmart CSI framework for the year ending June 2006;
- CSI budgets were separated from public relations budgets and a clear distinction was drawn between social development orientated CSI and public relations orientated CSI;
- Clear accountability was delegated to appropriate executives in each Chain for planning, implementing and reporting on that Chain's CSI activities; and
- Massmart's CEO personally launched a Group-wide CSI forum with the purpose of promoting CSI knowledge exchange and synergising CSI activities. This forum comprises Chain CSI practitioners, who meet on a quarterly basis.

Notwithstanding the progress that has been made we are sensitive to the CSI challenges that still face us, two of which are top of mind. First will be our ability to participate in initiatives that contribute in a relevant way to social development. Second will be our ability to refine our beneficiary focus to concentrate on delivering more support to the poorest of the poor.

Looking ahead

The year ending June 2005 was devoted to building a robust platform from which to become more involved in the country's social development agenda. The year ending 2006 will be devoted to practical delivery. Our primary goals for the year are to:

- Improve our targeting of CSI beneficiaries with an emphasis on providing focused support to the poorest of the poor;
- Provide support that is more holistic to targeted causes within our area of focus. This will involve better co-ordination of Group activities and also proactively seeking opportunities to partner with other corporates;
- Leverage existing expertise to meet those needs where we can make the best contribution by, for example, applying our expertise in food wholesaling to the benefit of school feeding schemes; and
- Promoting a spirit of volunteerism within our organisation by providing employees with entirely voluntary opportunities to contribute time, effort or money to social causes.

CSI risks and opportunities

Risks	Temptation to dilute impact of support by trying to respond to all requests for assistance	Insufficient social development expertise leads to poorly designed initiatives	Capacity to reliably track and monitor the governance process applied by beneficiaries
Opportunities	Opportunity to build customer and supplier intimacy through CSI partnering initiatives	Unique opportunity to build teams and improve staff morale	Generally improved stakeholder perceptions of the organisation

CSI beneficiaries

The following are a few of the organisations that received support from Massmart, its Chains and their staff during the year ending June 2005:

- CIDA City Campus
- Diepsloot Combined School
- Education Alive
- Johannesburg Institute of Social Services
- KwaBhekilanga Secondary School – Alexandra
- Project Literacy
- READ
- Thusang Development and Training
- Twilight Children Skills Development Centre

The smallest donation, in respect of the organisations listed, of R15 000, was made to Twilight Children whilst the remainder of the organisations received donations of R20 000 or more. The largest single donation of R250 000 was made to the Johannesburg Institute of Social Services.

CSI Needs Assessment Matrix

Massmart's CSI involvement is guided by forming a holistic view of beneficiary needs. Our chains are therefore encouraged to assess beneficiary needs in terms of the following CSI Needs Assessment Matrix.

Priority 1 needs	Priority 2 needs	Priority 3 needs	Priority 4 needs
Learner shelter, safety and security	Teacher materials and classroom aids	Extra lesson tuition fees	Educational field trips and outings
Learner nutrition, health and hygiene	Learner materials and study aids	Talented learner tuition fees	Access to community-based study facilities
Learner uniforms and clothing	In-service teacher training and resourcing	Remedial lesson tuition fees	Part-time student employment opportunities
Basic classroom buildings and infrastructure	Standard tuition fees	Specialist classroom buildings and infrastructure	School leaver employment opportunities
Classroom fixtures and equipment	Life skills development opportunities	Sport and cultural facilities	Venture capital support

Massdiscounters

In line with our objective to promote volunteerism, Game launched a project that is loosely based on "The Block", a popular reality TV series. The objective of the project is to uplift and renovate the Embokodweni CP School situated in the Umlazi district. A key aspect of the project involves the participation of staff volunteers, their family and friends performing maintenance, gardening and basic renovation chores during a "Block Weekend" that is aimed at giving the school a significant facelift. The entire project is a good example of a partnership in which Massdiscounters works closely with the Department of Education and Training, the Department of Public Works, local community representatives, teachers, learners and a wide variety of corporate donors.

Environmental responsibility

Context

The wholesale and retail industry, because it is perceived to exert a relatively low direct impact on the environment, is not subject to intense environmental scrutiny. The activities that Massmart is involved in to improve its environmental performance vary in scope and application according to the unique circumstances of our Chains, but typically involve initiatives such as:

- Converting magnetic fluorescent lighting ballasts to energy efficient electronic ballasts;
- Replacing candescent globes that have reached the end of their lifespan with energy efficient fluorescent lights;
- Installing automated energy controllers to regulate the operating hours of store lighting and air conditioning systems;
- Fitting insulation curtains in the entrances of temperature controlled areas;
- Installing water-saving time-control systems on taps and toilet flushing mechanisms.

We are also mindful that we play a pivotal role in the supply chain, the environmental impacts of which extend beyond our operations. We therefore recognise that we are well positioned to promote responsible environmental practice amongst our supplier base.

Measurement

We believe that carefully targeted environmental performance standards go hand in hand with reducing operating costs. This is particularly true in the case of our consumption of electrical energy. Whilst the direct cost and revenue benefits are less remarkable in areas such as water conservation and waste recycling, they still have relevance to our low-cost approach. Our Chains are required to report on measures to improve performance in the areas of electrical consumption, water consumption, waste recycling and waste reduction.

Table 15: Electricity and water consumption (Rands)

Type of consumption	2005 consumption in Rands	Estimated savings opportunities	Number of sites with active environmental initiatives
Water consumption	**R7 708 000**	Unknown	88
Electrical consumption	**R49 117 000**	7 751 353 KW	88

Note: The estimated savings are based on an external survey of potential opportunities to reduce electrical consumption through the use of efficient lighting technology at Makro, Dion and Game stores.

Table 16: Recycling performance

Type of recycling	2005 tonnage recycled	2005 income generated	Number of sites with active recycling programmes
Cardboard and paper	**4 437 056 kg**	R496 712	96
Plastic	**Unavailable**	Unavailable	Unavailable
Glass	**Unavailable**	Unavailable	Unavailable

In addition to our waste recycling initiatives, we employ the services of specialist waste disposal vendors for the safe disposal of food and toxic waste.

Highlights

Whilst we have always paid close attention to complying with environmental legislation, our adoption during 2004 of a more comprehensive environmental policy, has reinvigorated activity in this area of the business. This policy, which was dealt with in our last Sustainability Report, can be downloaded from the Massmart website. The following are our environmental highlights for the year ending June 2005:

- Conducted a Group-wide survey of the status of environmental friendly practices across all Chains with an emphasis on identifying cost saving opportunities;
- Established a Group-wide forum to facilitate sharing of environmentally friendly store development practices and innovations. This forum which comprises Store Development Managers meets quarterly;
- Initiated a lighting energy saving opportunity assessment, as part of Eskom's Demand Side Management initiative, in Makro, Dion and Game stores; and
- Launched a staff energy efficiency and safety communication campaign in collaboration with Eskom. The campaign, which covered 11 745 permanent staff members located at 228 sites, focused on creating awareness of domestic and workplace energy saving and safety ideas.

These achievements must, however, be counterbalanced by the environmental status assessment that revealed inconsistencies in the application, by Group companies, of the environmental practices referred to in this report. This situation has been partly addressed through the creation of the environmental forum and will be addressed further by the formulation of eco-efficiency benchmarks.

Looking ahead

Our focus during the year ending June 2005 involved taking modest steps to formalise and facilitate more efficient environmental practice within the Group. Our intention during the year ending June 2006 is to pragmatically extend the scope and coverage of our existing environmental focus. We have therefore set goals to:

- Enhance the extent, quality and accessibility of Group-wide environmental reporting with the aim of improving comparability across the Group;
- Reinforce the environmental compliance focus in Internal Audit plans;
- Formulate Group-wide eco-efficiency benchmarks;
- Expand the energy efficiency opportunity assessment process to cover air conditioning and refrigeration systems;
- Conduct an energy saving opportunity assessment at Builders Warehouse, Jumbo and our corporate head office sites;
- Implement recycling programmes at sites that do not currently have active recycling initiatives and extend recycling reporting to include glass and plastic; and
- Deepen our understanding of supply side environmental risks and explore environmental advocacy opportunities in this area.

The last of these goals represents a step toward gaining a better understanding of the case for higher levels of intervention in our supply chain, such as the specification of eco-friendly product packaging standards.

Environmental risks and opportunities

Risks	National grid electrical capacity resulting in power outages	Increase in electrical tariffs
Opportunities	Achievement of cost savings and supply chain efficiencies	Positive appeal to environmentally conscious consumers

Thermal storage air conditioning at Makro

At Massmart we challenge our staff to adopt an innovative approach to their work. A good example of such innovation is the thermal storage air conditioning system that has been installed in Makro's Crown Mines and Port Elizabeth stores. The system, which utilises less energy than conventional air conditioning systems, works by storing 50% of the building's cooling capacity in ice tanks. The remainder of the capacity is generated using air conditioning compressors which are half the size required in conventional systems. Ice is manufactured by the compressors which convert to "ice making mode" at night. Once the ice tanks are full the compressors switch off automatically.

Eskom endorsement

We recognised, following our inclusion in the JSE Limited's Socially Responsible Investment Index, that we needed to engage with a more diverse set of stakeholders. In the case of our environmental initiatives this resulted in the decision to engage more proactively with Eskom, both in terms of their Demand Side Energy initiative and in terms of our internal staff awareness campaign. This is what they had to say about our efforts: "Eskom Demand Side Management and Eskom Public Safety are proud to be associated with Massmart and commend Massmart for the responsible and proactive manner in which they are educating their employees regarding the need to use electricity efficiently and safely."

Global Reporting Initiative (GRI) content index to sustainability report

GRI Reference	Content	Page
	Vision and strategy	
1.1	Sustainable development vision and strategy	42
1.2	Statement by the CEO	42
	Organisational profile	
2.1 – 2.8	Organisational profile	2 – 23, 29 – 39
2.9	List of stakeholders	44
	Report scope	
2.10	Contact details	ibc
2.11	Reporting period	6
2.12	Date of most recent previous report	na
2.13	Report scope and boundaries	43
2.14	Significant organisational changes	na
2.15	Basis for reporting	44
2.16	Restatements of information	na
	Report profile	
2.17	Decision not to apply GRI principles	na
2.18	Criteria or definitions in accounting for economic, environmental and social costs and benefits	45 – 46
2.19	Significant changes in measurement methods	na
2.20 – 2.21	Independent assurance	na
2.22	Means to obtain additional information	71
	Structure and governance	
3.1 – 3.6	Corporate governance and oversight	66 – 73
3.7	Value statements and codes of conduct	4, 42
3.8	Shareholder interaction	44, 71
	Stakeholder engagement	
3.9 – 3.12	Identifying, consulting, and engaging with stakeholders	44
	Policies and management systems	
3.13	Precautionary approach to managing environmental risks	62 – 63
3.14	Formally adopted economic, environmental and social charters	66
3.15	Membership of industry and business associations	44
3.16	Policies for managing the supply chain	54 – 55, 63
3.17	Approach to managing indirect impacts of activities	46
3.18	Major changes in operations during the period	na
3.19	Priority programmes and procedures relating to social, economic and environmental performance	56 – 63
3.20	Conformance with formal certification standards	42
	Economic performance indicators	
EC1	Net sales	6
EC2	Geographic breakdown of markets	3
EC3	Cost of all goods and services purchased	86
EC4	Percentage of contracts paid in accordance with agreed terms	nr
EC5	Total employee remuneration	86
EC6	Distributions to providers of capital	45
EC7	Increase in retained earnings	45, 89

GRI Reference	Content	Page
EC8	Total taxes of all types paid	nr
EC9	Subsidies received	nr
EC10	Donations by type	59 – 60
	Social performance indicators	
	Labour practices and decent work	
LA1	Breakdown of workforce	50
LA2	Net employment creation and average turnover	nr
LA3	Percentage employees represented by trade unions	50
LA4	Policies and procedures on negotiations with employees	49
LA5	Occupational accidents and diseases	48
LA6	Joint health and safety committees	nr
LA7	Injury, lost days and absentee rates and work-related fatalities	48
LA8	Policies and programmes on HIV/Aids	48
LA9	Employee training	50 – 51
LA10	Equal opportunity policies and procedures	50
LA11	Indicators of workforce and management diversity	50
	Human rights	
HR1	Policies and guidelines dealing with human rights	46 – 51
HR2	Consideration of human rights impacts in investment and procurement decisions	54 – 55
HR3	Policies and procedures to evaluate human rights performance in the supply chain	54 – 55
HR4	Policies and procedures preventing discrimination in operations	55
HR5	Policy on freedom of association	49
HR6	Policy excluding child labour	54
HR7	Policy preventing forced and compulsory labour	54
	Society	
SO1	Policies to manage impacts on communities	59
SO2	Policies and procedures to address bribery and corruption	54 – 55, 66 – 73
SO3	Policies and procedures to manage political lobbying and contributions	nr
	Product responsibility	
PR1	Policy for preserving customer health and safety	52 – 54
PR2	Policy for product information and labelling	52
PR3	Consumer privacy	nr
	Environmental performance indicators	
EN1 – 2	Material usage	62, 63
EN3 – 4	Energy usage	62, 63
EN5	Water consumption	62, 63
EN6 – 7	Biodiversity	62, 63
EN8 – 13	Emissions, effluents and waste	62, 63
EN14 – 15	Products and services	62, 63
EN16	Incidents of non-compliance	na

na: not applicable
nr: not reported

We will always ensure that we act in good faith, with care, diligence and skill in the way that we manage our business.

Codes and regulations

Our Group is committed to complying with all legislation, regulations and best practices relevant to the business.

For the period under review, the Board confirms that the Group complies with all significant requirements of the Code of Corporate Practices and Conduct as set out in the King II Report on Corporate Governance.

The Board

The Board of Massmart is responsible for directing the Group towards the achievement of the Massmart vision. The Board is ultimately accountable for the development and execution of the Group's strategy, operating performance and financial results, practised within the Group's formal governance authorities. The Board is responsible for its own composition, the appointment of the Chairman and Chief Executive Officer, and the constitution and composition of its sub-committees.

The role of all directors is to bring independent judgement and experience to Board deliberations and decisions. At the financial year-end, the Massmart Board comprised four executive directors and nine non-executive directors, all of whom are independent of Massmart and its shareholders.

Chris Seabrooke is Chairman of the Board and Mark Lamberti is Deputy Chairman and Chief Executive Officer. Brief biographical details of each Board member are reported on pages 24 to 25.

All directors retire by rotation every three years. Unless requested to serve a further term by the Board, retiring directors are not proposed for re-election by the shareholders. In addition, shareholders must ratify the initial appointment of each director at the first annual general meeting of shareholders following that director's appointment.

Directors' attendance at Board meetings:

	Aug 2004	Nov 2004	Feb 2005	May 2005
CS Seabrooke	√	√	√	√
MJ Lamberti	√	√	√	√
DG Barrett (resigned 7 December 2004)	√	√	–	–
MD Brand	√	√	√	√
ZL Combi	√	√	√	x
GRC Hayward	√	√	√	√
J Hodkinson (appointed 25 August 2004)	–	√	√	√
P Langeni (appointed 25 August 2004)	–	√	√	√
IN Matthews	√	√	√	√
P Maw	√	√	√	√
DNM Mokhobo	√	x	√	√
S Nothnagel (appointed 25 May 2005)	–	–	–	√
GM Pattison (appointed 7 December 2004)	–	–	√	√
MJ Rubin	√	√	x	√

Board process and evaluation

The Board meets quarterly and on an ad hoc basis should a particular issue demand its attention. The Board's authority is devolved sequentially through the Massmart Executive Committee, the Divisional Boards and the Divisional Executive Committees as prescribed by the Massmart governance authorities. In addition, the Board has delegated certain specific responsibilities to Board Committees, as described more fully below.

The Board works to a formal agenda that covers strategy, structure, operating performance, growth initiatives and other key activities of the Group. To do so effectively, formal documents and minutes of all Board Committees are included in the Board papers.

Directors are encouraged to take independent advice, at company cost, in the proper execution of their duties and responsibilities. They have direct, unfettered access to the external auditors, professional advisers and to the advice and services of the Company Secretary.

The Nomination and Remuneration Committee facilitates a comprehensive annual formal performance evaluation of the Chief Executive Officer (CEO), comprising a self-evaluation, an evaluation of the CEO by every non-executive director by way of a questionnaire which includes open-ended comments, and an appraisal of the CEO by each of his direct reports using a different questionnaire. The Chairman provides the summary and feedback of the above to the CEO, and he is encouraged to probe and debate any aspect of the evaluation with the full Board.

In addition, all Board members complete a detailed Board self-assessment each year, probing the composition, duties, responsibilities, process and effectiveness of the Board.

Thirdly, all Board Committee members complete a detailed self-assessment probing the composition, duties, responsibilities, process and effectiveness of their committees.

Finally, all Board members formally assess the Chairman's performance and the Chief Executive Officer provides feedback.

These assessments are approached in a constructive manner and provide valuable input that is used to enhance the effectiveness of the Board and its committees.

Board Committees

Audit Committee

The Audit Committee comprises Messrs Nigel Matthews (Chairman), Chris Seabrooke and Peter Maw. The Chief Executive Officer, the Chief Financial Officer, senior financial executives of the Group and representatives from the external and internal auditors attend the committee meetings by invitation.

The Audit Committee is responsible for reviewing and reporting that:

- Adequate books and records are maintained;
- Appropriate accounting policies have been adopted and consistently applied;
- Robust internal control systems, designed in response to identified key business and control risks, are in place and have been effective throughout the period;
- There has been compliance with the King II Report;
- The going-concern assertion remains appropriate; and
- The financial statements give a true and fair view, consistent with information known to the committee, which makes a recommendation that the Board considers adopting the interim and final financial statements.

The committee reviews the scope, as well as the independence and objectivity, of the external auditors. The nature and extent of non-audit services provided by the external auditors is reviewed annually to ensure that fees for such services do not become so significant as to call into question their independence of Massmart. The committee has adopted a guideline that fees paid to the Group auditors for non-audit services (excluding due diligence investigations) should not exceed the level of audit fees charged to the Group. If it appears that this guideline will be breached on a consistent basis, non-audit services will be outsourced to third party auditors.

The Audit Committee recommends the appointment of the external auditors for Board and shareholder approval. During the financial year, Deloitte & Touche were the external auditors for all Group companies, with the exception of Trident, De La Rey and Servistar.

During the year, Deloitte & Touche provided certain non-audit services, including tax reviews and advice, and reviews of information technology systems and applications.

The committee reviews the scope and coverage of the Internal Audit department, and has approved that department's coverage and workplan for the forthcoming year.

The internal and external auditors have unencumbered access to the Audit Committee and present formal reports to the meetings.

The Audit Committee met three times during the year. Members of the Committee also met with the head of internal audit and the external auditors without management being present.

Attendance at Audit Committee meetings:

	Aug 2004	Feb 2005	May 2005
IN Matthews	√	√	√
CS Seabrooke	√	√	√
P Maw	√	√	√

Nomination and Remuneration Committee

The Nomination and Remuneration Committee, comprising Messrs Chris Seabrooke (Chairman), Nigel Matthews and Ms Dawn Mokhobo, and Mark Lamberti who attends by invitation, is responsible for the Group's remuneration policy and the short-term and long-term incentive policies for directors, executives, management and staff. It considers and approves the remuneration and incentives for directors and executive management, and requests the trustees of the Massmart Employee Share Incentive Scheme to award shares granted in terms of the policy and rules of the scheme.

The Committee is responsible for the recruitment and nomination of new non-executive directors and for ensuring that succession plans are in place for the Chief Executive, the executive directors and divisional heads.

The Nomination and Remuneration Committee met three times during the year.

Attendance at Nomination and Remuneration Committee meetings:

	Nov 2004	Feb 2005	May 2005
CS Seabrooke	√	√	√
IN Matthews	√	√	√
D Mokhobo	x	√	√

Risk Committee

The Risk Committee comprises Messrs Nigel Matthews (Chairman), Dods Brand, Peter Maw, Guy Hayward, Fanus Nothnagel, Grant Pattison and Norman Gray (Head of Massmart Internal Audit). Nigel Matthews chairs both the Risk and Audit Committees to ensure the appropriate exchange of key issues. In order to facilitate the committee's assessment of risk at all levels in the Group, it is not exclusively comprised of non-executive directors.

The Board considers risk management to be a key business discipline designed to balance risk and reward and to protect the Group against risks and uncertainties that could threaten the achievement of our business objectives. The Risk Committee is responsible to the Board to oversee the Group's risk management programme. The day-to-day responsibility for risk management, including maintaining an appropriate loss prevention and internal control framework, remains with the executives of the Group and of each Chain.

The Risk Committee met once during the year and all members were in attendance. In addition, in February each year an interim report is prepared by the executives on the committee and is circulated to the committee. This report comments on the status of the risks identified in the current Group risk register, notes any risk incidents that may have occurred since the previous committee meeting and comments on the general risk environment.

The committee's primary role is one of oversight and therefore it reviews and assesses the dynamic interventions, within the Group's available resources and skills, required in response to business-specific, industry-wide and general risks. The committee tables a Group risk register, aggregated from those prepared by the Chains and the Group Executive Committee, to the Board annually in August. This register summarises the major risks facing the Group, taking into account the likelihood of occurrence and the potential impact.

The ten major risks facing the Group, not ranked in priority, are shown below:

Talent retention and succession. This covers four broad issues: the national scarcity of retail-specific skills; the challenge to develop sufficient internal business and leadership skills to ensure our longer-term competitiveness; a possible overdependence on key leaders in the Group; and the need for an actively managed succession pipeline.

Response: The Group considers this a major area of focus and deals with it on several levels. The Executive Committee actively monitors and manages the mentoring, progress, development and likely succession plans for the "Top 200" employees, as well as monitoring a further 200 employees. In addition, there are in-house education programmes prepared and presented in conjunction with GIBS and Babson Retail that focus on developing our middle and junior executives. Annual career reviews are held with each executive in the Group, which are attended by that person's superior and a third person – either the Group Organisation Executive or HR person in that Chain.

Another major store fire. In the last 11 years Makro has had three stores totally destroyed by fire. The most recent fire, in May 2004, caused by a subcontractor working on the roof, occurred despite significant and costly fire detection and prevention measures implemented following the previous Makro fire in 2001. Depending upon the cause of any future potential fire, it is unlikely that Makro, and possibly the Group, would be able to secure adequate catastrophe insurance cover or, alternatively, may secure adequate insurance cover but at a significant premium.

Response: Makro and the rest of the Group work closely with external risk assessors, insurance brokers and our major insurers in order to ensure that our stores have the highest possible level of fire detection and prevention.

Information technology. With millions of transactions daily, the Group is dependent upon reliable, secure, effective and efficient IT systems, including data and information. Major IT implementations or initiatives can distract management, be costly, destabilise the current IT platform and/or perform suboptimally post-implementation. Finally, at a strategic level, there exists the potential for misalignment between business strategy and the IT capability, which can result in reduced operational effectiveness.

Response: All the Group's IT development, for both hardware and software, must be specifically approved and then monitored by the Group's Technology, Information and Processes (TIP) Forum, representing all the Chains' IT executives, Massmart Internal Audit and, where appropriate, service providers. Chain Boards must sign off all IT developments. Massmart Internal Audit has significant IT expertise and independently assesses all IT developments and is part of the "go-live" decision on any project. External auditors review the IT general control environment in the major Chains on an agreed rotation basis.

Integration of acquisitions. In the 2005 financial year, Massmart acquired three significant businesses, with a potential fourth, Moresport, that will be effective from the date of the Competition Authorities' approval, if forthcoming. In the absence of compensating controls and interventions, acquisitions raise the level of organisational risk. In addition, there is the need to ensure that the new businesses are readily integrated, primarily in the non-IT system sense, into the Group. This must occur without harming the acquired businesses' strategies, management and organisational culture. In addition, this integration will necessarily occupy significant time and focus from the relevant Group and Chain executives in order to ensure the appropriate levels of growth and profitability over the longer term.

Response: All acquisitions must meet Massmart's strategic criteria. This ensures that, once acquired, sustainable value-enhancing activities should more readily flow between Massmart and the acquired businesses. Group executives, assisted by Massmart Internal Audit, perform detailed due diligence investigations, including thorough discussions with local executives. Integration does not necessarily mean that IT platforms or common business functions must be combined – this is only done if it provides a longer-term benefit to the acquired business.

HIV/AIDS. This refers to the impact of the virus on Massmart and its broader community. Outside of the terrible human tragedy, potential business impacts include higher levels of employee deaths, reduced available skills, lower productivity and higher absenteeism, and higher direct and indirect costs of employment.

Response: Over the last two years, HIV prevalence has been measured in all the Chains by an external agency. The recent acquisitions have not yet been tested. The Group's estimated infection rate, using statistical methods, is 6,9% amongst permanent employees and 12% amongst temporary employees. All the Chains are at various stages of rolling out AIDS support initiatives and offering voluntary counselling and testing programmes.

Slowing or low growth markets. There is the possibility of unnecessarily increasing the Group's market shares in potentially low or no-growth South African markets and/or the rate of market growth slowing dramatically in the Group's major categories. Both of these potential scenarios would have adverse financial consequences over the longer term.

Response: Massmart is careful to monitor and measure our own sales growth, per Chain, and our growth relative to the market, i.e. market share movements. The Group reviews new product categories and businesses within strict strategic criteria, and only considers expansion in those markets that offer good growth opportunities. All store opening decisions are approved at Group level after being financially assessed against a ten-year view of the socio-demographics of that particular market (this view is provided by external researchers).

Volatility in exchange rates, local interest or inflation rates. This concern focuses on two potential impacts, the first being the financial impact on the business's trading and the second being the possible adverse effect on consumer expenditure.

With approximately 30% of all merchandise sales being imported, directly and indirectly, any sudden changes in the exchange rate will affect the stock valuation, although there may be a lag where the Group has entered into forward exchange contracts on its own direct imports to combat this eventuality. Furthermore, foreign currency fluctuations in those African countries where Game operates stores can also affect the level of sales and earnings reported by those stores in South African currency, as well as causing a potentially adverse balance sheet translation difference.

Increases in interest rates will make South African corporate funding more expensive, with an adverse impact on profitability. Higher inflation rates may affect Group profitability where these cost increases cannot be controlled or additional productivity associated with those is not forthcoming. Lower inflation rates may make long-term property leases, with higher fixed escalation rates, appear expensive and potentially affect profitability.

South African consumer behaviour appears to be more affected by sudden changes in economic variables, including exchange rates and local interest and inflation rates, than by gradual changes in these variables. It follows that a sudden deterioration in one or several of these economic variables may dampen levels of consumer expenditure, thereby reducing sales growth and potentially Chain or Group profitability too.

Response: All direct foreign exchange liabilities are covered forward, resulting in certainty about the expected landed cost of merchandise and also providing a four to six-month buffer against changing the cost of imported inventory should there be any sudden deterioration in the exchange rate. The value of inventory in the supply chain between manufacturer and retailer has also been actively managed lower by all participants. This reduces the extent of any imported inventory that is over- or undervalued following a sudden change in the exchange rate.

Interest rates on the Group's recently acquired medium-term debt have been fixed to provide certainty as to the future cost of this funding, and this will keep the Group immune to any adverse increases in corporate borrowing rates. In order to avoid being only exposed to interest rates in one direction, the preference shares that may be issued to finance the pending Moresport acquisition, will have a floating rate linked to the prime interest rate.

Where possible, property lease escalation rates are negotiated as low as possible, taking market conditions into account, and certain older property leases have been renegotiated to be inflation-linked, within a cap (maximum rate) and collar (minimum rate). Salary and wage increases are negotiated in the context of the current South African socio-economic environment, and where a negotiated increase may be higher than is suitable, productivity measures may be introduced to reduce the net cost of the higher wages.

Insufficient progress with transformation. There is the possibility of adverse or undue reputational exposure due to the Chains or the Group not fulfilling, or underdelivering on, BEE requirements. In the broader national context, inadequate transformation at all levels by us or other South African businesses will curb the country's longer-term growth potential and maintain the current unacceptable and unsustainable levels of social and economic inequality.

This issue also includes insufficient black representation at Group and Chain executive level.

Response: The Board-approved BEE strategy, dated February 2004 and covering the seven elements of the Code of Good Practice, has been effectively implemented Group-wide and we believe that much progress has been achieved in little time. Transformation is a major agenda item at all Chain and Group Board meetings and a senior executive at Massmart has overall responsibility for delivering the strategy. An external party, *EmpowerLogic*, rated Massmart's BEE compliance in 2004 as "satisfactory".

Fraud, security and crime. There is the risk of human, financial and reputational exposure through high levels of inventory shrinkage, armed robberies for cash or merchandise, and losses from fraud, both internal and external. Unchecked, this can adversely affect employees, customers, the business and the overall business environment.

Response: The Group is continually improving its procedures and controls to ensure that the risk of potential losses or injury through criminal incidents is minimised. Massmart is also an active participant in the *Business Against Crime/ECR* forum that shares information on all incidents of crime across the major retail chains. There is a whistle-blowing facility, Tipoffs Anonymous, through which employees, customers or suppliers can report unethical or dishonest acts. Staff fraud is dealt with severely.

Inefficient or ineffective supply chain. As a low-cost retail and wholesale operation, Massmart's Chains must maintain the lowest cost movement, and holding, of inventory through the entire supply chain.

Response: Accurate sales forecasting, automated in some cases, governs buying levels and is used to ensure optimal levels of inventory in the Chains. Strategic relationships with major suppliers with regular exchanges of information ensure that both parties' inventory levels, through buying and production, remain optimal. Aggressive provisioning policies against old or unsaleable inventory result in the business focusing on this inventory before it becomes a problem.

Executive Committee

The Massmart Executive Committee is the most senior executive decision-making body in the Group. The committee is chaired by the Chief Executive Officer and comprises the Chief Financial Officer, the Deputy Chief Executive Officer, the Chief Operating Officer, the Deputy Chief Financial Officer, the Group Organisation Executive and the four Divisional Managing Directors. The committee deliberates, takes decisions or makes recommendations on all matters of strategy and operations. Within the parameters described by the Board-approved governance and approvals framework, the decisions or recommendations are sometimes referred to the Board or its relevant committee for final approval, while in other cases the power to take decisions is delegated to individual subsidiary boards, or subsidiary executive committees.

The Executive Committee has specific responsibility, inter alia, for:

- Monitoring and measuring the structures, trends and performance of markets and competition;
- Strategic planning;
- Defining, configuring, financing and structuring the Group's portfolio of assets;
- Shaping and approving the competitive strategies, operating plans and budgets of the divisions and functional departments;
- Measuring, monitoring and taking proactive corrective action on divisional performance;

- Ensuring adequate risk management, controls and governance throughout the Group; and
- Shaping and approving succession plans and senior executive management appointments.

In many respects, the relationship between the Massmart Board and the Executive Committee is analogous to the supervisory board and management board relationship found in the European governance model.

Remuneration of directors and executives

Massmart strives for remuneration policies that enable it to recruit, retain and motivate the executive talent needed to achieve superior performance. The Nomination and Remuneration Committee, with periodic advice from external executive remuneration consultants, ensures the provision of executive remuneration packages that are competitive with reference to other major South African retail companies, as well as other companies similar to Massmart in their size, spread and complexity.

The Massmart remuneration policy strives for fixed remuneration at the median of comparable positions, but places particular emphasis on generous annual incentives for high performance for both executive directors and executive management. This policy, communicated to and understood by the Group's executives, codifies a range of performance incentives linked to annual earnings per share growth targets for the Group in excess of average CPIX plus 10%, or profit before tax targets for each division, as appropriate. The Nomination and Remuneration Committee also has the discretion to reward superior individual performance.

In addition, longer-term equity incentive plans ensure the alignment of executive reward with shareholders' interests, in particular the sustained creation of shareholder value. New issues of annual allocations of shares or options are only allowed when Massmart's growth in earnings per share in the prior year exceeds average CPIX plus 10%. The amount allocated is based upon a factor of the executive's total prior year remuneration plus incentive bonus.

The Group's longer-term equity incentive plans are being reviewed in the light of recent changes in tax legislation and current corporate practices.

With effect from July 2002, only members of the Massmart Executive Committee can elect to receive scheme shares, whilst all other participants receive options.

Non-executive directors receive fees in the top quartile for their role as directors and for their roles on Board Committees. It is not the Group's policy to grant share options to non-executive directors. The share options that were granted prior to listing in 2000 have all now been exercised.

Details of individual directors' remuneration are provided on page 112.

Shareholder communication

We strive to provide generous and frequent disclosure to our shareholders, regardless of how hard this may be in periods of difficulty or underperformance.

Massmart reports formally to shareholders twice a year (in February and August) when its half-year and full-year results, together with an executive review, are announced and issued to shareholders and the media. On both occasions the Chief Executive Officer, Chief Financial Officer and selected senior management give presentations to institutional investors, analysts and the media.

Early in January and July, shortly after the conclusion of the half-year and full-year trading periods, on release of the annual report and at the Group's annual general meeting in November, Massmart releases trading statements reporting on the Group's year-to-date sales performance.

During the year, apart from closed periods, the Chief Executive Officer and Chief Financial Officer meet regularly, but never alone, with institutional shareholders and, in addition, are available for meetings with analysts and any existing or prospective Massmart shareholder.

Massmart's website, www.massmart.co.za, provides financial and business information about the Group and includes electronic copies of all recent formal announcements, public statements and presentations made by Massmart.

Share buy-back programme

In the previous financial year, the shareholders in general meeting gave the Company the authority – valid until this year's annual general meeting and subject to the listings requirements of the JSE Limited (JSE) – to purchase its own shares up to a maximum of 15% of the issued shares, at a price not greater than 10% above the preceding five-day weighted average. Shareholders have been asked to renew this authority at the forthcoming November 2005 annual general meeting.

No shares were repurchased in the year to June 2005. The amount and timing of any future purchases will be determined by the Board and are dependent on prevailing market conditions and other factors. The share trust will acquire shares from time to time to partially mitigate the dilution caused by the Company issuing new shares when options are exercised.

Share dealings

No director, executive or employee may deal, directly or indirectly, in Massmart shares where that person may be aware of unpublished price-sensitive information. There are strict closed periods during which all directors, executives and employees are not allowed to deal in Massmart shares. The periods begin one month prior to the end of each reporting date (these reporting dates being 31 December and 30 June) and end on release of the Group results. A closed period also applies whenever Massmart issues a cautionary announcement. In addition, all directors, executives and employees are not allowed to deal in Massmart shares in the final hour of trading on the JSE. All share dealings by a director, executive or employee must be authorised by either the Chief Executive Officer or Chief Financial Officer. Any dealings by the Chief Executive Officer are authorised by the Chairman.

Accountability, risk and control

The Board recognises its responsibility to report a balanced and accurate assessment of the Group's financial results and position, its business, operations and prospects. Aspects of how this is achieved are covered in the section below.

Internal control framework

Massmart maintains clear principles and procedures designed to achieve accountability and control across the Group. These are codified in the governance and approvals framework that describes the specific levels of authority and the required approvals necessary for all major decisions at both Group and divisional level. Through this framework, operational and financial responsibility is formally and clearly delegated to the divisional and Chain boards. This is designed to maintain an appropriate control environment within the constraints of Board-approved strategies and budgets, while providing the necessary local autonomy for day-to-day operations.

Audit Committee

The Audit Committee receives regular reports on Group companies' financial performance, internal controls, adherence to accounting policies and areas of significant risk, amongst others. After considering these reports, the committee formally reports to the Board, twice each year, regarding the overall framework and effectiveness of controls.

Internal Audit

The responsibilities of the Massmart Internal Audit department are clearly defined in a charter approved by the Audit Committee. The head of Massmart Internal Audit department reports only to the Audit Committee, with an administrative reporting relationship with the Chief Financial Officer. The Internal Audit department has unencumbered access to the Audit Committee.

The department uses a risk-based internal audit methodology to provide management, the Board and the Audit Committee with independent assurance regarding the adequacy and effectiveness of controls, the efficiency of operations, the safeguarding of assets, the management of significant business risks, and compliance to laws and regulations, including corporate governance. The audit approach is supported by a world-class methodology that is constantly being improved in order to remain responsive to identifying the evolving risks facing Massmart. Audit programmes are designed to assess significant control risks in business, strategic and financial issues and to simultaneously provide independent assurance regarding the adequacy and effectiveness of controls.

The Internal Audit team comprises 27 employees that are appropriately skilled (with a total of 53 tertiary qualifications) and are experienced in the auditing areas of finance, retail and IT.

All operations and functions in any part of Massmart are subject to internal audit. These visits are approved in an annual audit plan tabled with the Audit Committee. Internal audit is also involved in due diligence studies conducted on potential acquisitions.

There is a large emphasis by Internal Audit on information technology, including the general and specific control environment throughout the Group, in order to maintain satisfactory IT governance and assurance.

Where appropriate, Internal Audit efforts are coordinated with external parties, including the external auditors, in order to provide cost-effective assurance to the Audit Committee.

Risk

The Board assesses the risks in the Group's business environment, with a view to eliminating or reducing them in the context of the Group's strategies and operations.

Litigation and legal

In the normal course of business, Massmart is subject to various legal proceedings, actions and claims. These matters are subject to risks and uncertainties that cannot be reliably predicted. The Board does not believe that there is any material pending or threatened legal action.

Information technology

Protecting Massmart's electronic assets is increasingly complex as networks, systems and electronic data expand and, in some cases, are shared with third parties and business partnerships. Depending on the internet for communication brings additional risk. Ensuring proper system security, data integrity and business continuity is the responsibility of the Board, but is given effect by the Audit Committee, the Risk Committee, the Massmart Technology, Information and Process Forum and Massmart's formally contracted information technology business partners and providers.

Financial risk and appraisal

Financial targets agreed in Group budgets and strategy processes are predicated on assumptions about the future that are uncertain and may prove incorrect or inaccurate. The monitoring and management of this risk is the responsibility of the Executive Committee. Monthly performance is measured and compared to the budget and prior year, and corrective or remedial action taken as appropriate.

Despite extensive financial, accounting and management controls and procedures, including reviews by internal and external auditors, risks may arise from the Group's cash management and treasury operations, direct and indirect taxation, and employee or third-party fraud or economic crime.

Corporate ethics and compliance

Massmart is committed to achieving the highest standards of ethical behaviour.

Massmart continued its focus on the implementation of the Massmart Ethical Code of Conduct that was introduced into the Group during the year ended June 2004. This process included the achievement of the following milestones:

- Accreditation by the South African Institute of Ethics of five Ethics Officers in the Group;
- Communication of Ethical Code of Conduct and the extension of the Massmart Ethics Line, for reporting unethical conduct, to 200 suppliers with whom Massmart conducts high value and high volume transactions;
- Development and implementation of an ethics audit programme by the Massmart Internal Audit function. A total of nine ethics audits were conducted by Massmart Internal Audit during the year ended June 2005;
- Full roll-out of an ethics training programme covering the application and implications of the Massmart's Ethical Code of Conduct;
- Conduct of an internally administered survey assessing senior management perceptions of the Massmart ethical environment; and
- Conduct, by the South African Institute of Ethics, of an assessment of the practice of ethics within the Group.

The ethics assessment conducted by the South African Institute of Ethics measured a comprehensive set of factors that influence ethical practice in the Group. This included the assessment of factors such as ethics awareness, ethics training, company commitment to ethical practice and enforcement of good ethics practice. The assessment was judged to have a reliability score of 95% versus the international standard of 70% and a validity score of 69% versus the international standard of 60%. The highest score achieved by Massmart on a single question item was 99% indicating the percentage of employees that reported that they were aware of the Massmart Code of Ethical Conduct. The overall effectiveness of Massmart's ethics initiative is effectively summarised by the South African Institute of Ethics who commented that:

"In various ways recent ethics initiatives at Massmart companies are clearly known and positively appraised. Employees appear to have developed capacities and inclinations to make ethical distinctions, to reason about the ethical issues they face in the workplace, to seek advice on ethical issues, and to report ethical misconduct."

The Institute added that: "There are overwhelmingly high levels of awareness of the existence of written ethical standards, training on those standards, opportunities to seek advice on ethics issues and avenues for reporting misconduct."

The Massmart Ethics Line provides an important indication of the status of the ethics climate at Massmart. The line, the operation of which is outsourced to Deloitte & Touche, provides staff and suppliers with the opportunity to report perceived cases of unethical practice. All reports are thoroughly investigated and acted upon under the guidance of the Chief Ethics Officer who is responsible, from an ethics perspective, to the Massmart Audit Committee.

Summary of Massmart Ethics Line calls October 2004 to June 2005

Period	Total calls	Crime related calls	HR related calls	Other calls	Anonymous calls
October	41	3	10	28	85%
November	28	4	7	22	36%
December	22	2	6	17	50%
January	26	4	3	19	71%
February	21	4	8	10	58%
March	19	4	3	15	71%
April	21	1	3	17	75%
May	23	2	7	15	78%
June	21	2	3	16	80%
Totals	222	26	50	159	–

The 2005 financial year presented several significant challenges to the Massmart and Chain finance teams. It is a measure of the quality of the people and leadership in the teams that all these challenges were readily overcome, without their usual roles and responsibilities being compromised.

Issues that had to be dealt with included:

- Understanding how IFRS (International Finance Reporting Standards) was going to affect the Group and ensuring that all finance teams properly understood the IFRS theoretical framework and its practical implications;
- Having to rapidly understand, calculate and then formally announce the implications of the reinterpretation on 2 August 2005 of the accounting standard for operating leases (discussed in more detail later);
- Being intimately involved with six acquisitions – the three building acquisitions, Moresport, Cell Shack and the two ex-Mica stores – covering all aspects of the due diligence, legal agreements, take-on balance sheets and ensuring that the new businesses understood and adopted Massmart's accounting and reporting standards;
- Securing medium-term loans funding of R500 million for these acquisitions and commencing the documentation and procedures for the R500 million preference share issue discussed later; and
- Improving the quality of Massmart's external reporting generally as well as our annual report, with a specific emphasis on the Sustainability Reporting section. As part of this focus, Massmart is one of 49 companies that is included in the JSE Sustainability Reporting Index.

This excellent work was accomplished by all the finance and accounting teams in the Group, which now include 23 Chartered Accountants in various roles within those departments.

Financial targets

The Group has clearly stated medium-term financial targets or measures that we believe represent optimal performance levels within the income statement or balance sheet, or the combination of both. Certain of these targets are "stretch targets" that will only be achieved in two to three years and with exceptional performance.

These target ratios are shown below:

Target ratio	Definition
ROS > 4,5%	Return on sales (ROS) is the ratio of operating profit before tax (excluding impairment and amortisation of intangibles) to sales
ROE > 30%	Return on equity (ROE) is the ratio of headline earnings to average ordinary shareholders equity (not adjusting for any intangibles previously written-off)
Gearing < 30%	Gearing is the ratio of average net interest-bearing debt to average ordinary shareholders' equity
Dividend cover of x2,0	Dividend cover represents the ratio of headline earnings to dividends declared to ordinary shareholders

Note that certain financial figures for 2004 have been restated as a result of applying the reinterpretation of AC105, commonly referred to as the lease-smoothing adjustment, which is described in more detail in the Accounting Policies section below.

Return on sales (ROS)

This ratio combines all the key elements of the income statement, being sales, gross margin, supplier income, expenses (including depreciation), and interest paid (or received). Every important aspect of the retail or wholesale business model is captured in this ratio. The largest asset investment at Chain level is in working capital (inventory and debtors), with the concomitant liability (in accounts payable), and the relative success of management's impact on net working capital will reflect in a changed net interest paid (or received).

Progress to date – Massmart's current ROS is 3,7% (prior year 3,6%). Massmart has grown its ROS every year since 2000 and we believe that the ROS target of 4,5% remains achievable in the medium term.

Return on equity

Massmart is committed to delivering superior returns to shareholders. The Group's medium-term targets are to exceed a 30% return on average ordinary shareholders' equity.

Progress to date – during the year, Massmart's return on average shareholders' equity was 44,6%. Ignoring the effect of lease-smoothing, this return was 37,2%.

The Chains are responsible for delivering operational returns, being returns to net working capital and non-current assets excluding intangibles (goodwill and trademarks). Massmart, through the Board and Executive Committee, is responsible for delivering investment returns that also incorporate the book value of intangibles (raised on acquisitions or otherwise), as well as setting the Group's gearing levels that will influence returns to shareholders and the Group's overall risk profile.

As part of this, the Chains are recapitalised annually with non-interest-bearing shareholders' funds provided by Massmart that are equivalent to the book value of long-term assets in each Chain. Each business therefore must fund its net working capital position through cash or interest-bearing debt, depending upon the characteristics of each business model. This process enables business or divisional returns to be evaluated and compared on a consistent basis across the Group, and from one year to the next. This policy has not yet been rigidly applied in CBW due to minority shareholders in that business.

Adjusting for intangibles (goodwill and trademarks) previously written off, the return on average shareholders' equity exceeded 20%. Depending upon the purchase price, acquisitions in the retail and wholesale industry tend to generate significant accounting goodwill due to the relatively low net asset values of these business models.

Gearing

Given the Group's high cash generation and its preference for leasing rather than owning stores, it is difficult to permanently gear (i.e. trade in a net interest-bearing debt position). Strategically, Massmart prefers some level of gearing, up to a maximum of 30%, in order to leverage the return on shareholders' equity. Depending upon the cash characteristics of a target company, however, this gearing ratio may be increased but probably no higher than 50%. As the period-end balance sheet tends to be unrepresentative of the Group's average net cash or debt position during the year (showing higher cash balances as monthly creditors are paid after month-end), the Group's gearing levels are best calculated using the net interest paid (or received) for the period as shown in the income statement.

Progress to date – the Group averaged gearing of 18% for the year to June 2005. The acquisitions effective on 1 June 2005 will increase gearing beyond the 30% target but this is appropriate given the cash characteristics of the acquired businesses.

Dividend cover

Massmart's current dividend policy is to pay total annual cash distributions representing a x2,0 dividend cover ratio, unless circumstances dictate otherwise. This ratio is not a target – because it is already being achieved – but is provided to give clarity on future dividend levels. The Board believes that this dividend cover ratio is appropriate given the Group's current and forecast cash generation, planned capital expenditure and gearing levels.

Acquisitions

The financial results of three acquisitions are included effective from 1 June 2005. Details of the three acquisitions are:

- Federated Timbers – a 33-store Chain operating in South Africa with stores in all nine provinces. The entire business was acquired and there are no earn-outs or deferred consideration arrangements;
- Servistar – a 14-store home improvement Chain operating in the Eastern Cape, KwaZulu-Natal and Southern Cape. All the issued shares were acquired but there are deferred consideration payments, payable in June 2006 and 2007, linked to growth in audited sustainable after-tax profits; and
- De La Rey – a three-store Chain based in Cape Town (a fourth store was opened in Somerset West after year-end in September 2005). A 51% interest in the shares was acquired, the balance of 49% is held by the sellers, primarily represented by the two executives still involved in the management of De La Rey, and will be acquired by Massmart with effect from June 2007. The consideration payable at that time is a multiple of sustainable audited after-tax profits earned for the year ending June 2007.

In addition, with effect from 1 July 2004, the financial results of two large ex-Mica stores, based in Edenvale and Rivonia, Johannesburg, were included with those of Builders Warehouse. For the most part, all these acquisitions have similar business models to Builders Warehouse and so there should be little impact to the Group's profitability and working capital profile.

Masscash, through CBW, acquired the remaining 25% interest in Trident, the six-store food wholesale Chain operating in Botswana, with effect from December 2004. The initial 75% interest was acquired in October 2003. Jumbo acquired a single Cape Town-based store, Cosmos. A small cellular wholesaler, Cell Shack, was acquired with effect from January 2005 and its results are included in Masscash.

Individually, each of these acquisitions was not material in comparison to Massmart's market capitalisation, sales or earnings. In aggregate, the total purchase consideration paid for the seven acquisitions referred to above was R699 million (excluding cash in subsidiaries of R14 million) and this gave rise to goodwill of R531 million. Trademarks and intangibles were valued, as required by IFRS3 discussed in the Accounting Policies below, but no value was ascribed to the retail brands in the balance sheet. In the case of the three building acquisitions, it is Massmart's intention to create a single national brand for these three businesses and Builders Warehouse, possibly with a sub-brand that may be used in Federated Timbers.

These acquisitions contributed total sales of R470 million (excluding Trident's sales which were unaffected by the acquisition of the minority interest). After adjusting for the interest paid on the debt incurred on funding the purchase consideration, these acquisitions contributed 18,6 cents to Group headline earnings per share.

The purchase consideration was initially funded from cash or short-term borrowings. Subsequent to year-end, R500 million of these short-term borrowings were converted to two R250 million five-year amortising loans. Interest rates were fixed for both loans.

In April 2005, the acquisition of Moresport was announced. This transaction is still subject to approval of the Competition Authorities and so no adjustment has been made to the Group's financial results for this pending transaction. Moresport owns the 20-store Sportsmans Warehouse, the nine-store Outdoor Warehouse and the 13-store Sportshoe World, all trading in major regional centres in South Africa. Massmart will acquire 84,1% of the issued shares and all shareholders' loans of Moresport for a consideration of R403,8 million. Moresport management owns the remaining 15,9% of the issued shares. Massmart has a call option and management has a put option on these remaining shares, which can be triggered in equal amounts after the June 2007 and 2008 financial years respectively. The value of the put and call options will be determined by applying an agreed multiple to the audited sustainable annual after-tax profits of Moresport on those dates.

In the event that the Competition Authorities approve this acquisition, Massmart will issue approximately R500 million in non-redeemable, cumulative, non-participating preference shares to finance this transaction. A book-building process arising from a private placement, following the Competition Authorities' approval, will determine the specific rate of dividend of these preference shares. It is anticipated, however, that the dividend rate will be 70% to 75% of the prime interest rate. Details of the creation of these preference shares were provided in a circular to Massmart shareholders dated 30 August 2005 and were approved by the shareholders in general meeting on 21 September 2005.

Income statement

This review covers the consolidated income statement shown on page 86, and the related notes on the ensuing pages.

Note that certain financial figures for 2004 have been restated as a result of applying the lease-smoothing adjustment.

Sales

General merchandise prices for the financial year, using our sales mix, averaged deflation of 4,9%. During the year food inflation slowed dramatically and then moved into deflation. Certain commodities experienced severe deflation, for example, in CBW 27% of their sales experienced deflation of 10% for the year. Combined deflation for the Group's Food and Liquor was 0,2%. The Group's weighted-average deflation rate for the 2005 financial year was 2,2%.

The slightly weaker Rand, specifically in relation to the prior year, coupled with recent fuel price increases and the general pricing pressure from core inflation in South Africa, will result in deflation moving towards zero and then towards low levels of inflation. Average inflation for the Group for the June 2006 year is expected to be less than 3%.

Total sales of R26 561 million increased by 11,7% over 2004, both years representing 52 weeks' trading. Of the sales growth of 11,7%, existing businesses and stores contributed 5,3%, new stores added 2,2% and acquisitions the remaining 4,2%.

The Group opened eight new stores, increasing its trading area by 38 204 m². The acquisitions contributed 165 835 m² and so the Group's total trading area is now 864 018 m², an increase of 33,1% over the prior year figure of 648 923 m². The new stores were Game stores in Maputo, Mitchell's Plain, Gateway, Pietermaritzburg and a clearance store in the East Rand; a CBW in Philippi; and a Builders Warehouse in Wonderboom and Builders Warehouse in Polokwane.

It is important to note that Makro opened two stores during the year – the first was the rebuilt Strubens Valley store that had been destroyed by fire in the previous financial year (in May 2004) and the second was in Wonderboom, Pretoria North, which was a relocation from the underperforming Pretoria West store, which was then closed. Neither of these stores added significantly to trading space, but distorted sales growth, costs and profitability in the Masswarehouse division.

Gross profit

Gross profit of R3 649 million reflects a 13,7% gross margin that is greater than the prior year's 13,3%. This increase had been anticipated given the growth of Builders Warehouse with its higher gross margins and the greater proportion of higher margin general merchandise sales. The Group's gross margin is dependent upon the mix of sales across the divisions, but is expected to improve marginally due to the higher gross margin sales from the acquisitions in the Massbuild division.

Other income

Other income of R132 million (prior year R108 million) comprises royalties and franchise fees, property rentals, investment income (excluding interest), finance charges from Massdiscounters' consumer credit book, and sundry management and administration fees. These are shown in more detail in note 2 on page 95.

Expenses

Total expenses of R2 772 million, excluding impairment, represent 10,4% of sales. Although this ratio has improved significantly over the past six years, it is slightly higher than the prior year figure of 10,1%. Costs and cost-productivity remain areas of continual focus across the Group.

Due to ongoing store improvements and refurbishments, and expansion through new stores, the annual depreciation charge of R157 million (prior year R134 million) will continue to increase as it reflects the higher capital costs of these investments. Makro, in particular, and Game to a lesser extent, have been refurbishing certain of their major stores, and Makro re-opened and relocated two stores in October 2004, resulting in higher depreciation charges. Due to the timing of the capital expenditure in 2005 and the inclusion of the acquisitions for the full year, the Group's depreciation charge for 2006 will be significantly higher.

The goodwill impairment of R72 million (prior year goodwill amortisation of R75 million) arises from the impairment of all the goodwill arising from the January 2002 Furnex acquisition. The current level of profitability in that business, and the anticipated future profitability, requires this impairment. In accordance with generally accepted accounting practice (GAAP), accounting for goodwill and intangibles was changed during the year. See the Accounting Policies section below for more detail. In terms of GAAP, goodwill impairment is excluded from the headline earnings and earnings per share (EPS) calculations.

Employment costs of R1 649 million (prior year R1 417 million) are 16,4% higher than the prior year but, excluding acquisitions, are 15,4% higher. Other factors affecting this cost category include the number of full-time equivalent employees, excluding acquisitions, that increased by 10%, and the cost of additional executives, middle and senior managers at Builders Warehouse. At 6,2% of sales, employment costs are higher than last year's equivalent figure of 6,0% and remain the Group's single largest operating cost. Due to the significant degree of incentivised remuneration for staff, management and executives in the Group, total employment costs will generally increase at a rate greater than inflation when exceptional performance is achieved. Total incentive payments across the Group make up 20% of employment costs. The Group's salary increases are between 4% to 6% while the wage increases, that have all been finalised, average 7% to 8% for the forthcoming financial year.

Occupancy costs, the Group's second biggest operating cost, increased 13,3% before acquisitions, but increased 14,3% to R644 million (prior year R564 million) in total. As a percentage of sales, this figure at 2,42% is marginally higher than the prior year equivalent of 2,37%. The reinterpreted accounting policy that now applies to operating leases has the effect of keeping comparable-store lease charges equal from one year to the next, and any increase between years would therefore be from additional operating leases, including new stores. The other impact of this reinterpretation is that annual lease escalations will no longer increase the Group's total lease charge. Before acquisitions, the trading space increased by 8% and therefore increased this cost category by at least this amount. In addition, stores opened during the previous financial year would now show a full annual charge and adversely impact the total lease charge.

Other significant items

There were no exceptional items during the year. Included in operating profit is a net gain on foreign exchange transactions and translations of R25,4 million (prior year net loss of R31,7 million). Of this, R4,8 million relates to realised and unrealised gains arising from Massdiscounters' African stores, a R1,5 million loss was recorded in CBW arising from the February 2004 devaluation of the Botswana currency, and the balance of the net gain arose primarily from AC133 adjustments relating to forward-exchange contracts held at Massmart.

Following the destruction by fire of the Strubens Valley store in May 2004, Makro's insurance costs increased by R14 million in 2005 and will continue at this higher level. In addition, Makro incurred one-off costs totalling R13 million, being restraint of trade payments to executives and senior managers and pre-opening costs incurred at the Wonderboom store.

Operating profit

After accounting for the above but excluding the goodwill impairment, Group operating profit of R1 009 million (before interest) is 18,6% ahead of the prior year and has improved from 3,58% to 3,80% of sales. This improvement is mostly attributable to increased gross margins, driven primarily by the change in the Group's portfolio. Given the cost increases highlighted above and the expected continuing low level of sales inflation, cost control and volume growth remain key imperatives for the Group.

Net interest paid

Net interest paid of R21 million is higher than the prior year figure of R7 million. Although corporate interest rates were 500 basis points lower than the previous year, the Group's accelerating capital expenditure in new and refurbished stores, the increase in cash tax paid and the lower dividend cover resulted in the higher interest charge.

The lower cash balances and debt incurred arising from the acquisitions occurred during June 2005 and therefore did not significantly affect this year's net interest charge. Following these acquisitions and excluding any unforeseen developments or new initiatives, the Group will remain net geared for three to four years.

Taxation

Of the total tax charge of R307 million (prior year R254 million), the current tax element was R286 million with a significantly reduced deferred tax charge. Despite the reduction in the South African corporate rate of taxation from 30% to 29%, the Group's total effective taxation rate increased from 32,8% to 33,5%. Two factors caused this: the first was the higher charge from the secondary tax on companies (STC), arising from the higher dividends paid, which increased from 1,3% to 2,2% within the effective tax rate. The second was the negative adjustment, required as a result of the reduced corporate tax rate, made to the Group's opening net deferred tax asset. This adjustment added approximately 0,7% to the effective rate.

The effect on the Group's tax rate from STC will be even greater in 2006 as the 2004 final dividend was paid (in September 2004, affecting this financial year) as a reduction of share premium, with no associated STC charge. Excluding the impact of STC, Massmart expects its future effective tax rate to be at or near the South African corporate rate of 29%.

Massmart is not concerned about any specific element of tax risk in the Group's historical tax returns, but there always remains the uncertainty that adjustments arising from potentially unfavourable tax assessments from past tax returns, some of which have not yet been assessed by SARS, could impact future earnings. In addition, SARS can re-open any tax assessments within three years of issuing such assessment.

Headline earnings

Adjusting for goodwill amortisation and a small net profit on disposal of assets (see note 8 on page 97), headline earnings of R678,6 million are 16,4% greater than the prior year. Slightly more shares in issue marginally reduced the headline EPS increase to 16,3%. After adjusting for the potential future conversion of 7,0 million share options, the diluted headline EPS of 329,3 cents is lower than actual headline EPS of 341,0 cents (calculated in terms of AC104).

Balance sheet

This review covers the consolidated balance sheet shown on page 87 and the related notes on the ensuing pages.

Note that certain financial figures for 2004 have been restated as a result of applying the lease-smoothing adjustment.

Fixed assets

Property, plant and equipment of R919 million (prior year R570 million) and goodwill of R1 150 million (prior year R617 million) together represent the greatest proportion of the Group's non-current assets. Over the past few years Massmart has begun investing heavily in refurbishing and building new stores and during this year R404 million (prior year R248 million) was spent on property, plant and equipment. Of this, R256 million was replacement capital expenditure while the balance of R148 million was invested in new capital assets, including nine new stores. Acquisitions increased net property, plant and equipment by R110 million.

A detailed reconciliation of the movements in property, plant and equipment is shown in note 9 on pages 98 and 99.

Goodwill increased by a net R533 million (after an impairment charge of R72 million relating to Furnex – described above), primarily from goodwill arising from the acquisitions of R608 million.

Investments and loans

Other investments of R159 million (prior year R119 million) comprise a R76 million investment in an international treasury and costing module. Loans of R119 million (prior year R131 million) comprise primarily an interest-free amount of R84 million (prior year R99 million) owed by participants in the Massmart Employee Share Purchase Trust. This loan amount reduces as employees sell their shares and repay the related loans. The finance lease deposit of R30 million is related to the financing of the Makro Strubens Valley store.

Deferred tax

The deferred tax asset of R394 million (prior year R353 million) arises primarily from numerous temporary differences, including tax deductions on trademarks, and unutilised assessed losses. More detail is provided in note 13 on page 103.

Current assets

Inventories of R2 658 million (prior year R2 357 million) represent approximately 42 days' sales (using the historic basis), similar to the prior year's figure. Massdiscounters, as a retail discounter with 72 stores, has the highest inventory levels and its sales days in inventory are almost double that of Massmart's wholesale businesses (Masswarehouse and Masscash).

Total accounts receivable and prepayments, net of provisions, are R1 841 million (prior year R1 854 million). Although credit is offered to customers in De La Rey, Servistar and Federated Timbers, it is well controlled and within the Group's parameters, and so should not affect the Group's working capital.

Of Massmart's total sales, approximately 2% represents consumer credit sales whilst cash (including cheques and credit cards) accounts for 73% and trade credit for 25% of total sales respectively. Included in accounts receivable and prepayments are trade accounts receivable of R1 049 million (prior year R991 million) and consumer accounts receivable of R255 million (prior year R265 million). Consumer accounts receivable, being hire purchase and revolving credit, are found only in Massdiscounters. For more detail, refer also to the commentary on credit risk in the financial risks section below.

Due to creditor payments being made shortly after each month-end, cash balances in the Group at year-end are not representative of the average level of cash or overdraft during the remaining period.

Non-current liabilities

These comprise medium-term bank loans and finance leases, deferred tax, long-term provisions and the operating lease liability arising from the lease-smoothing adjustment. The medium-term bank loans of R37,8 million (prior year R108,8 million) are the remaining non-current balances, raised four years ago, of two five-year loans held with major South African banks. As noted earlier, subsequent to year-end a further two R250 million five-year amortising loans were raised.

Details of non-current liabilities, excluding deferred tax, are included in notes 20 and 21 on pages 105 to 107. The long-term provisions include the actuarial valuation of the Group's potential liability arising from post-retirement medical aid contributions owed to current and future retirees. This liability is unfunded. With effect from 1999, post-retirement medical aid benefits are no longer offered to new employees joining the Group.

The deferred tax liability of R97 million (prior year R89 million) arises primarily from prepayments and other timing differences. More detail is provided in note 13 on page 102.

Current liabilities

Accounts payable of R4 872 million (prior year R4 438 million) represent approximately 78 days of cost of sales (using the historic basis), which is identical to the prior year figure.

The current taxation liability of R287 million was affected by the retail calendar cut-off of 26 June, with almost all of this liability being paid on 30 June as provisional corporate tax payments.

Cash flow statement

The consolidated cash flow statement is shown on page 88.

Cash flow from trading of R1 149 million (prior year R1 015 million) is 13,2% higher than the prior year and approximates this year's operating profit before depreciation and amortisation of R1 166 million, demonstrating the attractive cash underpin of Massmart's earnings.

As anticipated, cash taxation paid of R334 million (prior year R124 million) increased dramatically as a major Massmart subsidiary has moved into a tax-paying position. This higher level of cash tax will continue.

The reduced dividend cover applied with effect from the end of the prior year, and this year's growth in earnings, resulted in a 90% increase in the total cash dividend paid to R416 million.

As noted in the Fixed assets section above, total capital expenditure (replacement and expansion) was R412 million. Capital expenditure for 2006 is budgeted at R495 million.

As noted in the Acquisitions section above, the total purchase consideration for the acquisitions was R699 million, which gave rise to goodwill of R599 million.

Financial risks

Liquidity risk

Liquidity risk is considered low due to the Group's conservative funding structure and its high cash generation. Massmart's liquidity requirements are continually assessed through the Group's cash management and treasury function. The Group has total banking facilities, incorporating overnight, short- and medium-term borrowings, letters of credit, forward exchange contracts and electronic fund transfers, of R3 130 million. As at June 2005, total interest-bearing debt amounted to R665 million (prior year R361 million). For more detail refer also to note 33 on page 119.

As the Group begins to build inventory levels for the festive season, net interest-bearing debt will increase up to a maximum of approximately R1 300 million in November and December, but will reduce rapidly as peak year-end trading accelerates.

Interest risk

Interest rate exposure is actively monitored due to the Group's significant intra-month cash movements and the seasonal changes in its net funding profile during the financial year. Of the two medium-term bank loans (note 20 on page 105), the interest rate on one loan was fixed and the other bears interest at a rate linked to the 90-day JIBAR.

Credit risk

Trade credit is available at Masswarehouse and Masscash, and is adequately controlled by using appropriately trained personnel, applying credit granting criteria, continual monitoring and the use of software tools. A portion of the trade debtors book in Shield is insured with an international insurance company and a further portion is secured through general notarial bonds, pledges and other forms of security.

Massmart is only exposed to consumer debt through its hire purchase and revolving credit debtors books in Massdiscounters. The net book of R255 million (prior year R264 million) is conservatively managed, adequately provided for and represents approximately seven months' credit sales. For more detail, refer also to note 33 on page 119.

Currency risk

Currency risk in the Group is actively managed. All foreign-denominated trading liabilities are covered by matching forward-exchange contracts. Foreign-denominated assets are not covered by forward-exchange contracts, as these are permanent assets held for the long term.

Accounting policies

The Board reports that the appropriate accounting policies, supported by sound and prudent management judgement and estimates, have been consistently applied except as noted below.

Lease smoothing

The South African Institute of Chartered Accountants (SAICA) issued, on 2 August 2005, circular 7/2005 entitled "Operating Leases". In this circular, SAICA refers to paragraphs 33 of IAS17 (AC105), which states: "Lease payments under an operating lease shall be recognised as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the users' benefit."

Together with most South African companies, Massmart previously recognised rental expenses on the basis of the cash flows in the operating lease agreements, believing that the correlation between increasing trading densities and escalating rentals represented "another systematic basis" which was "more representative of the t me pattern of the users' benefit", than the straight-line basis referred to above. Our auditors, Deloitte & Touche, concurred with this treatment of operating leases.

With immediate effect, however, all Massmart operating lease charges in respect of rentals escalated at fixed rates are now expensed on a straight-line basis over the period of the lease, disregarding the time-value of money or the economic substance of the lease, which is as required by this reinterpretation.

The adjustments processed are shown below for the June 2005 and 2004 financial years. The consolidated financial results and position in 2004 were restated, and in addition there was a R369 million adjustment to the 2004 opening retained income.

	2005	2004
Reduced headline earnings	**R54 million**	R51 million
Reduced headline earnings per share	**27 cents**	26 cents

It is clear that the application of the straight-line basis will have a more material adverse impact on companies with a newer average lease profile than on those with a older average lease profile. This applies particularly to Makro and Builders Warehouse where the former is in the first half of several longer-term property leases and where the latter has recently opened new stores with long-term property leases. Over time, as the average lease profile ages, the quantum of the reduction to headline earnings compared to cash earnings, will reduce and become positive. Ignoring any new store openings, the net lease smoothing adjustment for the Group will be zero in the 2009 financial year. Each new store opened will, of course, extend this point.

These accounting adjustments have no impact on Massmart's cash flows or cash position. The adjustment to opening retained income of R369 million plus the headline earnings adjustments will, however, have the effect of reducing shareholders' equity, thereby increasing Massmart's gearing ratios and returns on equity.

The Massmart Board proposed that the final dividend for the year ending June 2005 be calculated on a two-times dividend cover before the adjustment referred to above. In the 2006 financial year, however, the two-times dividend cover will be calculated on headline earnings after this adjustment, in line with the current dividend policy.

AC140 – Business Combinations

As noted below, Massmart will be a first-time adopter of IFRS with effect from the coming financial year (2006). The requirements of AC140 dealing with business combinations, which must apply to all acquisitions executed after 31 March 2004, have been applied to all our acquisitions implemented during the 2005 financial year. This standard has three main changed elements being:

- Goodwill arising from a transaction is no longer amortised but is instead shown at cost, or net book value, in the balance sheet. Annually, the goodwill must be tested for impairment and written down if necessary. The impairment will be done by reviewing the valuation of that cash generating unit, on a consistent basis from one year to the next, with reference to three-year forecasts and using reasonable economic assumptions. Any goodwill impairment does not affect headline earnings.
- All intangibles, including trademarks, in the acquired business must now be formally valued and included in the balance sheet, and must be amortised over the expected useful life of that asset. This amortisation will affect headline earnings.
- Finally, all contingent liabilities in the acquired business, if any, must be valued and included in the balance sheet.

Zimbabwe

Due to the situation in Zimbabwe, the financial results and position of Makro's two stores in that country remain excluded from the Group results. Depending upon the exchange rate used (the official Zimbabwean Dollar rate is significantly below actual market rates), the pre-tax earnings excluded from Massmart's results are R1 to R2 million.

IFRS

Massmart is a first-time adopter of the International Financial Reporting Standards (IFRS), with effect from 1 July 2005. The Group's December 2005 interim financial statements will be IFRS-compliant and will be completed using the transitional provisions provided in IFRS1 – *First-time Adoption of IFRS*. In IFRS1 optional exemptions can be selected to ease the transition from GAAP to IFRS. Massmart has selected two of these exemptions as follows:

- IFRS3 – Business Combinations has only been applied to business combinations executed on or after 31 March 2004. As a result, IAS36 – Impairment of Assets and IAS38 – Intangible Assets will only be applied from this date.
- IFRS2 – Share-based Payments will not be applied to equity instruments granted on or before 7 November 2002, nor to equity instruments granted after 7 November 2002 that vested before 1 January 2005. The standard will also not be applied to share-based payment liabilities settled before 1 January 2005.

As well as the two standards shown above, the following standards are also likely to impact the Group:

- IAS16 – Property, Plant and Equipment
- IAS21 – Effects of Changes in Exchange Rates

The standard dealing with property, plant and equipment (IAS16) will have a limited impact. Although the practicality of applying all these new standards accurately and thoroughly across the Group is challenging, it is believed that the only standards that will have a material financial impact are IFRS2 and IAS21. Details on the likely impact of each of these are provided below.

IFRS2 – Share-based Payments, where the income statement expense is calculated using the Binomial model, takes into account factors including the risk-free rate, volatility, dividend yield, employee turnover and exercise behaviour. The estimated expenses in the income statement before and after tax (there is no tax relief), are as follows: 2004: R7,8 million; 2005: R16,8 million and 2006: R18,9 million.

IAS21 – Effects of Changes in Exchange Rates introduces a new approach to determine the method used for translating a subsidiary. The focus is now on the "functional currency" rather than the level of integration between the holding company and subsidiary as previously required by GAAP. This change primarily affects accounting for the African subsidiaries of Massdiscounters, where there will be a shift of foreign exchange gains and losses from the income statement to the foreign currency translation reserve in the balance sheet.

Going-concern assertion

The Board has formally considered the going-concern assertion for Massmart and its subsidiaries and believes that it is appropriate for the forthcoming financial year. See page 85 for more detail.

Guy Hayward

13 October 2005

Approval of the annual financial statements

The annual financial statements were approved by the Board of directors on 13 October 2005 and signed on its behalf by:

MJ Lamberti
Chief Executive Officer and Deputy Chairman

GRC Hayward
Chief Financial Officer

Company Secretary certificate

I, Aubrey Cimring, the Company Secretary for Massmart Holdings Limited, certify that to the best of my knowledge and belief, all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up to date.

A Cimring
Company Secretary

Annual compliance certificate for issuers with a primary listing on the JSE

I, the undersigned, Guy Robert Charles Hayward, being duly authorised hereto, certify to the JSE Limited ("the JSE") that Massmart Holdings Limited and its directors have, during the twelve months ended 31 December 2004 complied with all Listings Requirements and every disclosure requirement for continued listing on the JSE imposed by the JSE during that period.

GRC Hayward
Duly authorised hereto, for and on behalf of the directors of the Company

Report of the independent auditors

To the members of Massmart Holdings Limited

We have audited the annual financial statements and Group annual financial statements set out on pages 86 to 129 for the year ended 30 June 2005. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.
An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 30 June 2005, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg
13 October 2005

Directors' responsibilities

The directors acknowledge responsibility for the preparation of the annual financial statements, which, in their opinion, fairly present the results and cash flows for the financial year and the state of affairs of Massmart Holdings Limited and its subsidiaries at the end of the financial year.

The external auditors are responsible for reporting on the fair presentation of these financial statements.

The company and its subsidiaries have maintained adequate accounting records and an effective system of internal controls to ensure the integrity of the underlying information.

Appropriate accounting policies, supported by sound and prudent managerial judgements and estimates, have been consistently applied except for the implementation of AC140: Business Combinations, AC128: Impairment of Assets and AC129: Intangible Assets the change in definition for segmental reporting for which comparatives have been restated, and the reinterpretation of AC105: Leases (note 35), for which comparatives have been restated.

The Audit Committee of the Board reviews the financial information presented and ensures that there has been adherence to South African Statements of Generally Accepted Accounting Practice. Internal and external auditors of Group companies have unrestricted access to the Committee.

Group financial results

The financial results of the Group are set out in the income statement on page 86, the cash flow statement on page 88 and the statement of changes in equity on page 89. The financial position of the Group is set out in the balance sheet on page 87.

Share capital

The following ordinary shares were in issue during the year under review:

	2005	2004
Opening balance	**199 190 697**	198 587 492
Shares issued	**450 000**	603 205
Closing balance	**199 640 697**	199 190 697

Dividend/distribution policy

Massmart's dividend/distribution policy is to declare and pay an interim and total annual distribution based on a two times cover, unless circumstances dictate otherwise.

The year-end dividend has however been calculated using headline earnings before the lease adjustment referred to in note 35. In the next financial year, dividends will be calculated relative to headline earnings per share after the lease adjustment.

Dividends/distribution to shareholders

With regard to the final distribution to shareholders, the directors resolved to propose to shareholders, registered in the books of the company on 16 September 2005, a final cash distribution of 72 cents (2004: 98 cents) per share, bringing the total distribution for the year to 183 cents (2004: 159 cents) per share.

Directorate and Secretary

The current directorate of the Company is shown on pages 24 and 25.

The Company Secretary is Mr A Cimring, CA(SA). His business and postal addresses are the same as that of the company as shown on the inside back cover of this report.

Mr GM Pattison was appointed as an executive director in December 2004 and Mr S Nothnagel was appointed as an executive director in May 2005.

In accordance with the provisions of the company's Articles of Association, Messrs MJ Rubin, CS Seabrooke, S Nothnagel, GM Pattison and Ms DNM Mokhobo retire by rotation at the annual general meeting. Being eligible, Messrs MJ Rubin, CS Seabrooke, S Nothnagel, GM Pattison and Ms DNM Mokhobo offer themselves for re-election.

Mr DG Barrett resigned during the year.

Mr GM Pattison was appointed Deputy Chief Executive Officer and Mr S Nothnagel was appointed Chief Operating Officer.

Interests of directors in the company's shares

At 30 June 2005, directors owned ordinary shares in the company, or options over ordinary shares in the company, directly or indirectly, aggregated as to beneficial and non-beneficial ownership, as follows:

	2005				2004			
	Shares		Options		Shares		Options	
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Non-executive directors								
CS Seabrooke	**–**	**200 000**	**–**	**–**	–	150 000	118 300	–
MD Brand	**–**	**–**	**–**	**–**	–	–	–	–
ZL Combi	**–**	**–**	**–**	**–**	–	–	–	–
JC Hodkinson*	**4 000**	**–**	**–**	**–**				
P Langeni*	**–**	**–**	**–**	**–**				
IN Matthews	**–**	**–**	**–**	**–**	–	–	–	–
P Maw	**–**	**–**	**–**	**–**	–	–	–	–
DNM Mokhobo	**–**	**–**	**–**	**–**	–	–	–	–
MJ Rubin	**100 000**	**2 000**	**–**	**–**	99 785	–	2 245	–
Executive directors								
MJ Lamberti	**–**	**6 587 026**	**–**	**–**	–	6 587 026	–	–
GRC Hayward	**402 524**	**–**	**625 000**	**–**	202 524	–	825 000	–
S Nothnagel***	**–**	**–**	**819 240**					
GM Pattison**	**435 919**	**–**	**605 219**					

* *Non-executive director from 25 August 2004*

** *Executive director from 7 December 2004*

*** *Executive director from 25 May 2005.*

At the date of this report, the directors' holdings were as follows:

	Shares		Options	
	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Non-executive directors				
CS Seabrooke	–	275 000	–	–
MD Brand	–	–	–	–
ZL Combi	–	–	–	–
JC Hodkinson	4 000	–	–	–
P Langeni	–	–	–	–
IN Matthews	–	–	–	–
P Maw	–	–	–	–
DNM Mokhobo	–	–	–	–
MJ Rubin	100 000	2 000	–	–
Executive directors				
MJ Lamberti	–	6 587 026	–	–
GRC Hayward	402 524	–	625 000	–
S Nothnagel	–	–	819 240	
GM Pattison	435 919	–	605 219	

Details of shares issued and options granted by the company in terms of the rules of the Massmart share incentive scheme are dealt with in note 30 on page 114.

Director's service contract

At the 2002 annual general meeting, the company obtained shareholders' approval of a four-year service contract with Mr MJ Lamberti. This was effective from 1 July 2003 and contains the following salient points:

- The duration of the contract is until 30 June 2007.
- There has been no change to his remuneration package as a result of the contract.
- He has received an upfront allocation of one million shares from the share trust, which will vest over the four-year period of the contract, but he will not be eligible for future annual allocations which would have been usual in terms of the Group's incentive scheme.
- In the event of the company wishing to terminate his contract early, his payout will be limited to one month for each year of service to the Group or the remaining period of the contract, whichever is the lesser.

Subsidiaries

Details of the company's interests in material subsidiaries are set out in note 31 on page 116.

The financial year-end of De La Rey 1001 Building Materials (Pty) Limited is February. This company was acquired effective 1 June 2005 and its year-end is yet to be brought in line with the rest of the Group. The accounting information of this company for the period 1 June 2005 to 30 June 2005 has been included in the consolidated annual financial statements of the Group.

The financial year-end of Trident Holdings (Pty) Limited (incorporated in Botswana) is September. The accounting information of this company for the period 1 July 2004 to 30 June 2005 has been included in the consolidated annual financial statements of the Group.

Borrowing powers

In terms of the Articles of Association, the Group has unlimited borrowing powers. At 30 June 2005, borrowings were R665 million (2004: R362 million).

Going concern

The directors are of the opinion that the business will be a going concern in the year ahead. In reaching this opinion, the directors considered the following factors:

- strong positive cash flows from trading;
- no recurring operating losses;
- well controlled working capital and good quality inventory;
- approved short- and long-term financing, with sufficient additional short-term borrowing capacity if required;
- key executive management is in place;
- there have been no material changes that may effect the Group in any of our major customer, product or geographic markets; and
- budgets to June 2006 reflect a continuation of the above positive issues.

Address

The Company's registered office and postal address are shown on the inside back cover of this annual report.

Subsequent events

During the financial year, the Group acquired the assets, liabilities and business of Federated Timbers, and 100% of the shares in Servistar (Pty) Limited and 51% of the shares in De La Rey 1001 Building Materials (Pty) Limited. These new businesses all fall into the Group's new Massbuild division. Subsequent to the year-end, Massmart entered into two five-year amortising loans of R250 million each. This loan funding was required for the purchase considerations, all paid in June 2005, of the three acquisitions mentioned above.

Pending the Competition Authorities' approval, Massmart will acquire 84,1% of all the share capital of Moresport (Pty) Limited for an amount of R403,8 million. Moresport owns the 20-store Sportsmans Warehouse, the nine-store Outdoor Warehouse and the 13-store Sportshoe World. This business will be housed in the Group's Massdiscounters division.

In the event that the Competition Authority approves this acquisition, Massmart will issue approximately R500 million in non-redeemable, cumulative, non-participating preference shares to fund this transaction. Details of the creation of these preference shares were provided in a circular to Massmart shareholders dated 30 August 2005 and were approved by the shareholders in a general meeting on 21 September 2005.

No other material facts or circumstances have occurred between 30 June 2005 and the date of this report.

On behalf of the Board

Aubrey Cimring
Company Secretary
13 October 2005

		Group	
	Notes	**2005 Rm**	2004 Rm
Revenue	2	**26 743,8**	23 943,9
Sales		**26 561,4**	23 787,7
Cost of sales		**(22 912,4)**	(20 647,6)
Gross profit		**3 649,0**	3 140,1
Other income		**132,0**	107,9
Depreciation		**(156,9)**	(133,5)
Goodwill, impairment and amortisation	10	**(72,4)**	(74,6)
Employment costs		**(1 649,4)**	(1 416,6)
Occupancy costs		**(644,2)**	(563,7)
Other operating costs		**(321,1)**	(283,4)
Operating profit	3	**937,0**	776,2
Net interest paid	4	**(21,0)**	(7,2)
Exceptional items	5	**–**	5,0
Profit before taxation		**916,0**	774,0
Taxation	6	**(307,0)**	(253,9)
Profit after taxation		**609,0**	520,1
Minority interests	19	**(2,2)**	(8,9)
Net profit for the year		**606,8**	511,2
Headline earnings	8	**678,6**	583,1
Earnings per share (cents)			
Attributable	8	**304,9**	256,9
Headline	8	**341,0**	293,1
Diluted attributable	8	**294,6**	247,9
Diluted headline	8	**329,3**	282,7
Dividend/distribution per share (cents)			
Interim	7	**111,0**	61,0
Final	7	**72,0**	98,0

2004 has been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

		Group	
		2005	2004
	Notes	**Rm**	Rm
Assets			
Non-current assets		**2 741,7**	1 789,5
Property, plant and equipment	9	**918,9**	570,1
Goodwill	10	**1 149,9**	616,7
Other investments	11	**159,0**	119,1
Loans	12	**119,7**	130,6
Deferred taxation	13	**394,2**	353,0
Current assets		**5 347,5**	5 319,8
Inventories	14	**2 658,0**	2 356,5
Accounts receivable and prepayments	15	**1 840,6**	1 854,2
Taxation		**7,8**	3,3
Bank balances and cash		**841,1**	1 105,8
Total assets		**8 089,2**	7 109,3
Equity and liabilities			
Capital and reserves		**1 616,2**	1 429,8
Share capital	16	**2,0**	2,0
Share premium	17	**209,4**	356,4
Non-distributable reserves	18	**100,0**	101,5
Retained profit		**1 304,8**	969,9
Minority interests	19	**36,5**	31,7
Total equity		**1 652,7**	1 461,5
Non-current liabilities		**741,7**	774,7
Non-current liabilities – interest bearing	20	**139,8**	201,4
– interest free	20	**471,0**	450,2
Non-current provisions	21	**33,4**	34,0
Deferred taxation	13	**97,5**	89,1
Current liabilities		**5 694,8**	4 873,1
Accounts payable		**4 872,5**	4 437,8
Provisions	22	**6,5**	7,6
Taxation		**287,0**	268,1
Current borrowings	20	**96,7**	79,0
Bank overdrafts		**432,1**	80,6
Total equity and liabilities		**8 089,2**	7 109,3

2004 has been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

consolidated cash flow statement for the year ended 30 June 2005

		Group	
		2005	2004
	Notes	**Rm**	Rm
Cash flow from operating activities			
Cash flow from trading	32.1	**1 148,7**	1 015,2
Working capital movements	32.2	**97,9**	255,3
Cash generated from operations		**1 246,6**	1 270,5
Interest received		**50,4**	48,3
Interest paid		**(71,4)**	(53,8)
Investment income		**35,2**	19,0
Taxation paid	32.3	**(334,4)**	(124,2)
Dividends/distribution paid to shareholders		**(416,4)**	(218,7)
Net cash inflow from operating activities		**510,0**	941,1
Cash flow from investing activities			
Investment to maintain operations	32.4	**(255,8)**	(136,3)
Investment to expand operations	32.5	**(156,4)**	(263,3)
Proceeds on disposal of property, plant and equipment	32.6	**5,1**	61,5
Investment in businesses/subsidiaries	32.7	**(685,0)**	(89,9)
Loans and other investments		**(16,9)**	(7,3)
Net cash outflow from investing activities		**(1 109,0)**	(435,3)
Cash flow from financing activities			
Shares issued (net of costs)		**18,8**	12,8
Decrease in non-current liabilities		**(73,5)**	(44,7)
Increase in current borrowings		**2,6**	21,6
Sale/(acquisition) of treasury shares		**29,5**	(29,5)
Net cash outflow from financing activities		**(22,6)**	(39,8)
Net (decrease)/increase in cash and cash equivalents		**(621,6)**	466,0
Foreign exchange losses taken to statement of changes in equity		**5,4**	(4,2)
Cash and cash equivalents at the beginning of the year		**1 025,2**	563,4
Cash and cash equivalents at the end of the year	32.8	**409,0**	1 025,2

	Group						
	Share capital Rm	Share premium Rm	Non-distributable reserves* Rm	Translation reserve* Rm	Retained profit Rm	Minority interests Rm	**Total Rm**
Balance as at 30 June 2003	2,0	494,5	152,7	7,0	1 009,9	22,4	**1 688,5**
Prior period adjustment**	–	–	–	–	(369,3)	(0,1)	**(369,4)**
Net profit for the year restated**	–	–	–	–	511,2	–	**511,2**
Exchange differences on translation	–	–	–	(7,8)	–	–	**(7,8)**
Transfers from/to retained profit arising as a result of:							
– release of deferred taxation on trademarks	–	–	(50,4)	–	(44,5)	–	**(94,9)**
– share trust loss	–	–	–	–	(40,1)	–	**(40,1)**
Issue of shares (net of costs)	–	12,8	–	–	–	–	**12,8**
Changes in minority interests	–	–	–	–	–	0,1	**0,1**
Income attributable to minorities	–	–	–	–	–	9,0	**9,0**
Distribution to minorities	–	–	–	–	–	0,3	**0,3**
Dividends declared (note 7)	–	–	–	–	(97,3)	–	**(97,3)**
Share premium distribution to shareholders	–	(121,4)	–	–	–	–	**(121,4)**
Treasury shares	–	(29,5)	–	–	–	–	**(29,5)**
Balance as at 30 June 2004	2,0	356,4	102,3	(0,8)	969,9	31,7	**1 461,5**
Net profit for the year	–	–	–	–	606,8	–	606,8
Exchange differences on translation	–	–	–	4,5	–	–	4,5
Transfers from/to retained profit arising as a result of:							
– release of deferred taxation on trademarks	–	–	(6,0)	–	6,0	–	–
– share trust loss	–	–	–	–	(56,8)	–	(56,8)
Issue of shares (net of costs)	–	18,8	–	–	–	–	18,8
Changes in minority interests	–	–	–	–	–	7,4	7,4
Income attributable to minorities	–	–	–	–	–	2,2	2,2
Distribution to minorities	–	–	–	–	–	(4,8)	(4,8)
Dividends declared (note 7)	–	–	–	–	(221,1)	–	(221,1)
Share premium distribution to shareholders	–	(195,3)	–	–	–	–	(195,3)
Treasury shares	–	29,5	–	–	–	–	29,5
Balance as at 30 June 2005	2,0	209,4	96,3	3,7	1 304,8	36,5	1 652,7

* *These reserves have been combined in the balance sheet as non-distributable reserves.*

** *These amounts have been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.*

1. Accounting policies

The financial information of the Massmart Group is prepared on the historical cost basis modified by the restatement of financial instruments to fair value.

The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies adopted are set out below. These policies have been consistently applied with prior years, except for the implementation of AC140: Business Combinations (which had no financial impact on the prior year), AC128: Impairment of Assets and AC129: Intangible Assets, the change in definition for segmental reporting for which the comparatives have been restated, and the reinterpretation of AC105: Leases for which comparatives have been restated (refer to note 35 page 123).

Consolidation

The Group annual financial statements incorporate the annual financial statements of the Company and the entities it controls. Control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital. The operating results of the subsidiaries are consolidated from the date on which effective control is transferred to the Group and up to the effective date of disposal.

Separate disclosure is made of minority interests where the Group's investment is less than 100%.

Inter-company transactions and balances have been eliminated.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AC140 are recognised at their fair values at the acquisition date.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Segmental information

For the year to June 2005, the Group was organised into three divisions for operational and management purposes. Massmart reports its primary business segment information on this basis and on a secondary basis by significant geographical region based on location of assets.

Comparative figures

When an accounting policy is altered, comparative figures are restated if required by the applicable accounting statement and where material.

Discontinuing operations

Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance. Once an operation has been identified as discontinuing, or is reclassified as continuing, comparative information is restated.

Interests in associates

An associate is an enterprise over which the Massmart Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee, but which it does not control.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments. The carrying amount reflects the Group's share of net assets of the associate and includes any goodwill on acquisition.

Any excess of the cost of acquisition over the Group's share of the fair values of the dentifiable net assets of the associate at the date of acquisition is recognised as goodwill. Any deficiency of the cost of acquisition below the Group's share of the fair values of the identifiable net assets of the associate at the date of acquisition (i.e. discount on acquisition) is credited in profit and loss in the period of acquisition.

Where a Group enterprise transacts with an associate of the Massmart Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. A goodwill impairment loss is recognised immediately in profit and loss and is not reversed in a subsequent period.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group's policy for goodwill arising on the acquisition of an associate is described under "Interests in associates" above.

Property, plant and equipment

Freehold land is shown at cost and is not depreciated. Other property, plant and equipment is shown at cost less accumulated depreciation, and reduced by any impairment.

Major improvements to property, plant and equipment are capitalised. Repairs and maintenance are expensed as and when incurred. Minor items of purchased property, plant and equipment are also recognised in the income statement as incurred. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised as income or expense in the period realised.

Computer software is capitalised where expenditure incurred will lead to future economic benefits accruing to the Group.

Depreciation is provided on the straight-line basis at rates calculated to write off the cost, less the estimated residual value, over the expected useful life of the asset, as follows:

• Buildings	50 years
• Fixtures, fittings, plant, equipment and motor vehicles	4 to 8 years
• Computer equipment and software	3 to 8 years
• Leasehold improvements	Lease period

Assets held under finance leases, lease premiums and leasehold improvements are depreciated over their expected useful lives on the same basis as owned assets or where shorter, the term of the relevant lease.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount for an individual asset, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. The amount of impairment loss treated as a revaluation loss is limited to the existing revaluation reserve relating to that asset.

Where an impairment loss subsequently reverses, the carrying amount of an asset (cash-generating unit) is increased to the revised estimate of its recoverable amount. This is done so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised in the income statement, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Financial instruments

Financial instruments recognised on the balance sheet include accounts receivables, cash and cash equivalents, investments, loans, accounts payable, borrowings and derivative instruments. Financial instruments are initially measured at cost. The subsequent measurement of the different classes of financial instruments are dealt with below. Where legally enforceable rights of offset exist for recognised financial assets and financial liabilities and the intention is to settle the liabilities and realise the assets simultaneously, such related financial assets and financial liabilities are offset.

Accounts receivable are stated at cost reduced by appropriate allowances for estimated irrecoverable amounts.

Cash and cash equivalents are measured at fair value. For purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks and investments in money-market instruments, net of bank overdrafts.

Investments in securities are recognised at cost at trade date (the date the entity commits itself to purchase or sell a financial instrument). Subsequently, investments that the Group has the intention and ability to hold to maturity (held-to-maturity investments) are measured at amortised cost, using the effective interest rate method, less any impairment losses recognised to reflect irrecoverable amounts.

For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are derecognised, impaired or amortised.

Investments other than held-to-maturity investments are classified as either held-for-trading or available for sale, and are subsequently measured at fair value. Listed investments are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value.

Loans originated or created by the Group are held at amortised cost, comprising original debt less principal repayments and amortisations.

Financial liabilities, other than derivative instruments, are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Financial liabilities are classified according to the substance of the contractual arrangements entered into. Debt instruments issued, which carry a right to convert to equity that is dependent on the outcome of uncertainties beyond the control of both the Group and the holder, are classified as liabilities except where conversion is certain.

Financial liabilities include finance lease obligations, interest-bearing bank loans and overdrafts and trade and other payables. The accounting policy for finance lease obligations is outlined below.

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables are stated at their nominal value.

Equity instruments are recorded at the proceeds received, net of direct issue costs.

The Group uses derivative financial instruments, including currency forward contracts and options, to hedge its exposure to interest rate and foreign currency fluctuations. Such derivatives are initially measured at cost, if any, and are subsequently remeasured to fair value. It is the policy of the Group not to trade in derivative financial instruments for speculative purposes.

Unrealised gains and losses on available-for-sale investments are recognised directly in equity until the disposal or impairment of the relevant investment, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Other gains and losses from the change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss in the period in which the change arises.

Changes in fair value of derivative financial instruments that are designated and effective as hedges of future cash flows relating to firm commitments and forecasted transactions are recognised directly in equity. If the hedged firm commitment or forecast transaction results in the recognition of an asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged firm commitment or forecast transaction affects net profit or loss, for example, when the future sale actually occurs.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At the time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Foreign currencies

Transactions in currencies other than the Group reporting currency (South African Rands) are initially recorded at the rates of exchange ruling on the dates of the transactions. Massmart has a policy of covering forward all its foreign exchange liability transactions of a trading nature.

Non-monetary items are recorded at the rate applicable when the asset or liability was acquired.

Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling on the balance sheet date. Exchange differences arising on the settlement of monetary items or on reporting an enterprise's monetary items at rates different from those at which they were initially recorded are recognised as income or expenses in the period in which they arise.

Foreign investments

Foreign subsidiaries are classified either as foreign entities or integrated foreign operations, for the purposes of foreign currency translation. On consolidation, the monetary assets and liabilities of the Group's foreign operations are translated into South African Rands at exchange rates ruling on the balance sheet date. Non-monetary assets and liabilities are translated at the rate applicable at the acquisition date of those assets and liabilities. Income and expense items are translated at the weighted-average exchange rates for the period. Exchange differences arising in respect of foreign entities, if any, are classified as equity and transferred to the Group's translation reserve, while exchange differences arising on the translation of integrated foreign operations are taken to the income statement. Translation differences that are transferred to the Group's translation reserves are recognised as income or expenses in the period in which the operation is disposed of.

Should a foreign currency crisis or long-term currency restriction arise in a country in which the Group operates, then the results and financial position of the stores in that country would remain unconsolidated. Earnings would be accounted for on a cash-received basis. Summarised results for the unconsolidated business would only be shown as a supplementary note, if material.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the differences between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Inventories

Inventories, which consist of merchandise, are valued at the lower of cost and net realisable value. Cost is calculated on the weighted-average method.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The present values of long-term provisions are determined using a market-related discount rate.

Retirement benefit costs

Payments to defined contribution plans are charged as an expense as they fall due. There are no defined retirement benefit plans in the Massmart Group.

Post-retirement healthcare benefit

Post-retirement healthcare benefits are provided by certain Group companies to qualifying employees and pensioners. The healthcare benefit costs are determined through annual actuarial valuations by independent consulting actuaries using the projected unit credit method. Such gains or losses are recognised over the expected remaining working lives of the participating members. Adjustments are made annually through the income statement for provisions held for members who have already retired.

Taxation

The charge for taxation is based on the results for the year adjusted for items which are non-assessable or disallowed.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of assessable tax profit. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities, which affects neither the tax profit nor the accounting profit at the time of the transaction.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Secondary taxation on companies (STC) is paid on net dividends paid and is recognised as a tax charge in the year it is incurred.

Any tax on capital gains is deferred if the proceeds of the sale of the assets are invested in similar assets. The tax will ultimately become payable on sale of the similar asset.

Dividends

Cash dividends paid by the Group are recorded and disclosed as dividends in the statement of changes in equity, in the year in which they are declared.

Revenue

Revenue of the Group comprises net sales, royalties, franchise fees, interest received, investment income, finance charges, property rentals, management and administration fees and dividends excluding value added tax.

Sales of goods are recognised when title has passed. Interest income is accrued on a time basis, by reference to the principal outstanding and the interest rate applicable. Dividend income from investments is recognised when the shareholders' rights to receive payment have been established. Other revenue is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Exceptional items

Exceptional items cover those amounts which are not considered to be typical of the ongoing business.

Government grants

Government grants for staff training costs are recognised as income over the periods necessary to match them with the related costs and are deducted in reporting the related expense. Income is not recognised until there is reasonable assurance that the grants will be received.

Participation in export partnerships

Participation in export partnerships is measured at amortised cost using the effective interest rate method. Amortised cost is the Group's cost of original participation less principal subsequent repayments received, plus the cumulative amortisation of the difference between the initial amount and the maturity amount less any write-down for impairment.

Treasury shares

Shares in Massmart Holdings Limited held by a wholly-owned Group company are classified as treasury shares. These are treated as a deduction from the issued and weighted average number of shares and the cost price of the shares is deducted from Group equity. Dividends received on treasury shares are eliminated on consolidation.

	Group	
	2005	2004
	Rm	Rm

2. Revenue

Sales	**26 561,4**	23 787,7
Interest received from investments	**50,4**	48,3
Income from investments	**48,7**	31,8
Finance charges	**64,0**	58,7
Dividends received	**48,7**	43,6
Less: Interest paid on a related liability	**(48,7)**	(42,4)
Royalties and franchise fees	**18,3**	13,1
Management and administration fees	**0,5**	2,3
Property rentals	**0,5**	0,8
	26 743,8	23 943,9

3. Operating profit

Credits to operating profit include:

Foreign exchange profit	**163,8**	40,2
Profit on disposal of property, plant and equipment	**2,0**	25,0
Insurance gain	**7,6**	–

Charges to operating profit include:

Depreciation (owned assets):		
Buildings	**2,6**	2,5
Fixtures, fittings, plant and equipment	**91,5**	76,0
Computer equipment and software	**39,4**	33,0
Leasehold improvements	**10,0**	5,6
Motor vehicles	**5,4**	4,8
Depreciation (leased assets):		
Buildings	**1,3**	2,1
Fixtures, fittings, plant and equipment	**0,4**	0,5
Computer equipment and software	**1,1**	1,9
Motor vehicles	**5,2**	7,1
Goodwill impairment/amortisation	**72,4**	74,6
Foreign exchange loss	**138,4**	71,9
Operating lease charges:		
Land and buildings	**560,2**	463,1
Plant and equipment	**18,1**	17,1
Computer equipment	**10,7**	7,5
Motor vehicles	**6,4**	4,9
Loss on disposal of property, plant and equipment	**2,3**	6,1
Loss on destruction of property due to fire	**–**	19,2
Fees payable:		
Administrative and outsourcing services	**84,3**	58,7
Consulting	**17,7**	11,2
Auditors' remuneration:		
Current year fee	**8,3**	6,1
Prior year underprovision	**0,4**	0,8
Tax advice	**1,7**	0,9
Consulting and business reviews	**1,8**	0,6
Contract assignments	**–**	0,3

The 2004 'operating lease charges for land and buildings' has been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

	Group 2005 Rm	Group 2004 Rm
4. Net interest paid		
Interest received from investments	**50,4**	48,3
Interest paid on borrowings	**(71,4)**	(55,5)
Net interest paid	**(21,0)**	(7,2)

	Group: Net profit before taxation Rm	Taxation Rm	Minorities Rm	Net profit Rm
5. Exceptional items				
2005				
	–	–	–	–
2004				
Loss on destruction of property due to fire	(19,2)	5,8	–	(13,4)
Profit on sale of land and buildings	24,2	(0,7)	(4,2)	19,3
	5,0	5,1	(4,2)	5,9

These items were included in operating profit in the prior year

	Group 2005 Rm	Group 2004 Rm
6. Taxation		
Current year		
South African normal tax		
Current tax	**286,2**	239,0
Secondary tax on companies	**19,8**	9,7
Deferred tax	**(15,6)**	(12,0)
Foreign tax		
Current tax	**18,6**	24,9
Deferred tax	**(10,6)**	(12,6)
Tax arising from participation in export partnerships	**3,0**	0,6
Total	**301,4**	249,6
Prior year under-provision:		
South African normal tax		
Current tax	**3,8**	2,5
Secondary tax on companies	**1,0**	–
Deferred tax	**0,2**	1,4
Foreign tax		
Current tax	**0,6**	0,4
	5,6	4,3
	307,0	253,9

Two companies in the Group participate in export partnerships. As the companies are liable for the tax effect of the participation, the amount is classified as a tax charge.

Following the introduction of capital gains tax, all significant assets (including business units) have been valued for submission to the authorities with the tax return first submitted after 30 September 2004. During the current reporting period no significant capital gains or losses were realised.

The 2004 South African and foreign "deferred tax" have been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

6. Taxation continued

	Group	
	2005	2004
	%	%
The rate of taxation is reconciled as follows:		
Standard corporate tax rate	**29,0**	30,0
Exempt income	**(3,3)**	(2,8)
Disallowable expenditure	**4,0**	3,4
Withholding taxation	**0,2**	0,2
Prior year underprovision	**0,6**	0,6
Secondary tax on companies	**2,2**	1,3
Other	**0,8**	0,1
Effective rate	**33,5**	32,8

7. Dividends/distribution paid to shareholders

	Rm	Rm
Final cash distribution No 9 (2004: No 7)	**195,3**	97,3
Interim cash dividend No 10 (2004: No 8)	**221,1**	121,4
Total dividend/distribution paid	**416,4**	218,7

No 9 of 98 cents declared on 25 August 2004 and paid on 19 September 2004 (R195,3 million).
No 10 of 111 cents declared on 23 February 2005 and paid on 22 March 2005 (R221,1 million).
No 11 of 72 cents declared on 24 August 2005 and paid on 19 September 2005 (R143,7 million).
Distribution No 8 and No 9 were paid by way of a reduction of share premium as per note 17.

8. Earnings per share

	Group			
	2005	2004	**2005**	2004
	Rm	Rm	**Cents/share**	Cents/share
Attributable and headline earnings per share				
The calculation of attributable and headline earnings per share is based on a weighted average of 199 010 072 (2004: 198 950 759) ordinary shares.				
The calculation is reconciled as follows:				
Net profit attributable to ordinary shareholders	**606,8**	511,2	**304,9**	256,9
Adjustments after taxation and minorities:				
Loss/(profit) on disposal of movable assets	**0,2**	(2,7)	**0,1**	(1,4)
Insurance gain	**(1,7)**	–	**(0,9)**	–
Loss on sale of investments	**0,9**	–	**0,5**	–
Goodwill impairment/amortisation	**72,4**	74,6	**36,4**	37,6
Headline earnings	**678,6**	583,1	**341,0**	293,1
Diluted attributable and diluted headline earnings per share				
The calculation of diluted attributable and diluted headline earnings per share is based on a weighted average of 206 059 750 (2004: 206 244 459) ordinary shares.				
The calculation is reconciled as follows:				
Net profit attributable to ordinary shareholders	**606,8**	511,2	**304,9**	256,9
Adjustment for impact of issuing ordinary shares	**–**	–	**(10,3)**	(9,0)
Diluted attributable earnings	**606,8**	511,2	**294,6**	247,9
Headline earnings	**678,6**	583,1	**341,0**	293,1
Adjustments for impact of issuing ordinary shares	**–**	–	**(11,7)**	(10,4)
Diluted headline earnings	**678,6**	583,1	**329,3**	282,7

The 2004 'net profit attributable to ordinary shareholders' has been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

9. Property, plant and equipment

	Group		
	Cost/carrying value Rm	Accumulated depreciation Rm	Net book value Rm
2005			
Owned assets			
Freehold land and buildings	**157,5**	**7,8**	**149,7**
Fixtures, fittings, plant and equipment	**810,6**	**464,2**	**346,4**
Computer equipment and software	**322,3**	**143,8**	**178,5**
Leasehold improvements	**169,4**	**29,9**	**139,5**
Motor vehicles	**27,8**	**11,6**	**16,2**
	1 487,6	**657,3**	**830,3**
Capitalised leased assets			
Freehold land and buildings	**49,5**	**1,3**	**48,2**
Fixtures, fittings, plant and equipment	**7,3**	**1,1**	**6,2**
Computer equipment and software	**4,6**	**4,1**	**0,5**
Motor vehicles	**41,5**	**7,8**	**33,7**
	102,9	**14,3**	**88,6**
Total	**1 590,5**	**671,6**	**918,9**
2004			
Owned assets			
Freehold land and buildings	73,6	1,6	72,0
Fixtures, fittings, plant and equipment	699,7	416,2	283,5
Computer equipment and software	224,7	119,9	104,8
Leasehold improvements	94,0	24,4	69,6
Motor vehicles	24,2	8,6	15,6
	1 116,2	570,7	545,5
Capitalised leased assets			
Freehold land and buildings	18,3	3,7	14,6
Fixtures, fittings, plant and equipment	3,0	0,7	2,3
Computer equipment and software	4,9	3,7	1,2
Motor vehicles	15,0	8,5	6,5
	41,2	16,6	24,6
Total	1 157,4	587,3	570,1

A register of land and buildings as required by the Companies Act is available for inspection by members at the registered offices of the companies in the Group.

Certain capitalised leased property, plant and equipment is encumbered as per note 20 (page 105).

Group

	Opening net book value Rm	Additions Rm	Additions through acquisitions Rm	Disposals Rm	Depreciation Rm	Foreign exchange gain/ (loss) Rm	Reclassifications Rm	Write-offs Rm	Closing net book value Rm
9. Property, plant and equipment continued									
Reconciliation of property, plant and equipment									
2005									
Owned assets									
Freehold land and buildings	**72,0**	**20,4**	**55,8**	**–**	**(2,6)**	**(0,6)**	**4,7**	**–**	**149,7**
Fixtures, fittings, plant and equipment	**283,5**	**144,7**	**11,5**	**(1,0)**	**(91,5)**	**(0,8)**	**–**	**–**	**346,4**
Computer equipment and software	**104,8**	**105,3**	**8,9**	**(1,5)**	**(39,4)**	**0,4**	**–**	**–**	**178,5**
Leasehold improvements	**69,6**	**80,0**	**2,6**	**(1,3)**	**(10,0)**	**(1,4)**	**–**	**–**	**139,5**
Motor vehicles	**15,6**	**4,1**	**3,1**	**(1,1)**	**(5,4)**	**(0,1)**	**–**	**–**	**16,2**
	545,5	**354,5**	**81,9**	**(4,9)**	**(148,9)**	**(2,5)**	**4,7**	**–**	**830,3**
Capitalised leased assets									
Freehold land and buildings	**14,6**	**39,6**	**–**	**–**	**(1,3)**	**–**	**(4,7)**	**–**	**48,2**
Fixtures, fittings, plant and equipment	**2,3**	**–**	**4,3**	**–**	**(0,4)**	**–**	**–**	**–**	**6,2**
Computer equipment and software	**1,2**	**–**	**0,4**	**–**	**(1,1)**	**–**	**–**	**–**	**0,5**
Motor vehicles	**6,5**	**9,5**	**23,3**	**(0,4)**	**(5,2)**	**–**	**–**	**–**	**33,7**
	24,6	**49,1**	**28,0**	**(0,4)**	**(8,0)**	**–**	**(4,7)**	**–**	**88,6**
Total	**570,1**	**403,6**	**109,9**	**(5,3)**	**(156,9)**	**(2,5)**	**–**	**–**	**918,9**
2004									
Owned assets									
Freehold land and buildings	107,6	6,9	2,0	(33,2)	(2,5)	(0,3)	(8,5)	–	72,0
Fixtures, fittings, plant and equipment	268,0	106,6	3,5	(3,0)	(76,0)	(2,2)	–	(13,4)	283,5
Computer equipment and software	54,6	84,2	1,6	(3,0)	(33,0)	0,7	0,5	(0,8)	104,8
Leasehold improvements	31,9	33,2	0,4	(0,1)	(5,6)	1,5	8,5	(0,2)	69,6
Motor vehicles	12,4	7,4	4,7	(2,6)	(4,8)	(1,5)	–		15,6
	474,5	238,3	12,2	(41,9)	(121,9)	(1,8)	0,5	(14,4)	545,5
Capitalised leased assets									
Freehold land and buildings	56,2	4,8	–	–	(2,1)	–	–	(44,3)	14,6
Fixtures, fittings, plant and equipment	2,8	–	–	–	(0,5)	–	–	–	2,3
Computer equipment and software	2,7	0,4	–	–	(1,9)	–	–	–	1,2
Motor vehicles	10,0	4,3	–	(0,7)	(7,1)	–	–	–	6,5
	71,7	9,5	–	(0,7)	(11,6)	–	–	(44,3)	24,6
Total	546,2	247,8	12,2	(42,6)	(133,5)	(1,8)	0,5	(58,7)	570,1

	Group 2005 Rm	Group 2004 Rm
10. Goodwill		
Cost/carrying value	**1 395,0**	789,6
Accumulated impairment/amortisation	**(245,1)**	(172,9)
Net book value	**1 149,9**	616,7
Reconciliation of goodwill		
At the beginning of the year	**616,7**	499,7
Prior period lease smoothing adjustment	**–**	2,5
Additions	**608,0**	193,1
Amortisation charge (written off over 10 years)	**–**	(74,6)
Impairment	**(72,4)**	–
Exchange differences	**(2,4)**	(3,5)
Reclassification to property, plant and equipment	**–**	(0,5)
At the end of the year	**1 149,9**	616,7

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. Before recognition of impairment losses, the carrying amount of significant goodwill had been allocated as follows:

	2005 Rm	2004 Rm
Jumbo Cash & Carry (Pty) Limited and Browns & Weirs Cash & Carry Holdings (Pty) Limited	**248,2**	246,7
CCW Wholesalers (Pty) Limited	**158,2**	148,7
Builders Warehouse (a division of Masstores (Pty) Limited)	**176,0**	123,4
Federated Timbers (Pty) Limited	**336,9**	–

The 2004 "Additions" has been restated due to SAICA's reinterpretation of AC105 Leases, relating to accounting for operating leases. Details can be found in note 35.

Trademarks and intangibles were valued as required by IFRS 3. No value, however, was ascribed to the retail brands as it is Massmart's intention to create a single national brand for the three acquisitions and Builders Warehouse, with possibly a sub-brand for one or other of these businesses.

When testing goodwill for impairment, the recoverable amounts of the CGUs are determined as the lower of value in use or fair value less costs to sell. The key assumptions for the value in use calculations are discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using rates that reflect current market assumptions of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts for the next five years based on the CGU's June 2005 results. A terminal value is calculated based on an estimated nominal growth rate of 5%. This rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 14%.

An impairment loss of R72,4 million was recorded in Masscash due to the reduced profitability of the Furnex business model.

	Group	
	2005	2004
	Rm	Rm
11. Other investments		
Unlisted investments		
Available-for-sale		
Investment opening balance	**–**	25,1
Disposals	**–**	(25,1)
	–	–
Held-for-trading		
Investment opening balance	**60,0**	28,1
Fair value adjustments taken to income statement	**45,0**	31,9
	105,0	60,0
Originated loans and receivables		
Opening balance	**12,5**	13,1
Impairment taken to income statement	**(1,9)**	(0,6)
	10,6	12,5
Held-to-maturity		
Preference share investment	**364,7**	315,5
Offset of related long-term liability	**(321,7)**	(269,2)
Other investments	**0,3**	0,3
	43,3	46,6
	158,9	119,1
Listed investments		
Other investments	**0,1**	–
	0,1	–
Total investments	**159,0**	119,1

The directors' value the unlisted investments, net of the offset of the related long-term liability, at R158,9 million (2004: R119,1 million).

The preference share investment represents cumulative preference shares in Fullimput 65 (Pty) Limited. A long-term liability of the Group is secured by a cession of the preference shares and legal offset is permitted.

For AC133 accounting treatment of these investments, see note 33, "Financial risk management".

	Group	
	2005	2004
	Rm	Rm
12. Loans		
Housing loans to Massmart Holdings Limited directors:		
Balance at the beginning of the year	**1,1**	1,2
Repayments	**–**	(0,1)
Balance at the end of the year	**1,1**	1,1
Other housing and staff loans	**5,0**	4,0
Employee share trust participants	**83,7**	99,4
Finance lease deposit	**29,9**	26,1
	118,6	129,5
	119,7	130,6

These loans are classified as "Originating loans and receivables" for AC133 purposes. See note 33, "Financial risk management", for AC133 accounting treatment.

All housing and staff loans, including loans to directors, bear interest at various rates below the prime interest rate. The loans to the employee share trust participants, including directors, are interest-free and are secured by the underlying shares. The finance lease deposit earns interest at 13,6%.

13. Deferred taxation

	2005 Rm	2004 Rm
The major movements during the period are analysed as follows:		
Net asset at the beginning of the year	**263,9**	131,4
Prior period lease smoothing adjustment	**–**	160,7
Written off to income for the year	**26,0**	23,1
Net adjustment to equity arising on changes to tax value of trademarks	**–**	(82,6)
Net realisation of prior year assessed loss	**–**	31,3
Arising from acquisitions	**6,8**	–
Net asset at the end of the year	**296,7**	263,9
The major components of deferred taxation are analysed as follows:		
Trademarks	**45,6**	63,8
Assessed loss unutilised	**59,7**	45,2
Export partnerships	**(5,8)**	(9,1)
Debtors provisions	**10,1**	(2,0)
Prepayments	**(57,6)**	(44,3)
Creditors provisions	**48,6**	43,9
Property, plant and equipment	**(21,2)**	(25,8)
Finance leases	**15,4**	20,0
Long-term provisions	**9,9**	10,4
Income not accrued	**(2,2)**	(0,1)
Deferred income	**1,8**	1,2
Operating lease	**200,2**	182,3
Other temporary differences	**(7,8)**	(21,6)
	296,7	263,9

	Group	
	2005	2004
	Rm	Rm

13. Deferred taxation continued

The net deferred tax position is reconciled as follows:		
Deferred taxation assets	**394,2**	353,0
Deferred taxation liabilities	**(97,5)**	(89,1)
	296,7	263,9

The 2004 deferred tax amounts have been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

14. Inventories

Merchandise	**2 658,0**	2 356,5
Inventories are carried at the lower of cost or net realisable value		
Inventories carried at net realisable value included above	**89,5**	14,6

15. Accounts receivable and prepayments

Net trade accounts receivable	**1 048,7**	991,2
Net consumer accounts receivable	**255,9**	264,5
Prepayments	**41,4**	32,9
Other accounts receivable	**494,6**	565,6
	1 840,6	1 854,2

Accounts receivables and prepayments are classified as "Originated loans and receivables" for AC133 purposes. See note 33, "Financial risk management" for AC133 accounting treatment.

The 2004 "Prepayments" has been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

	Group	
	2005	2004
	Rm	Rm

16. Share capital

Authorised

500 000 000 (2004: 500 000 000) ordinary shares of 1 cent each	**5,0**	5,0

Issued

199 640 697 (2004: 199 190 697) ordinary shares of 1 cent each	**2,0**	2,0

Except for the issue of 450 000 shares issued in terms of the Massmart share incentive scheme, there were no other movements in the share capital of the Company during the current reporting period.

In terms of the share buyback authority granted by shareholders, Massmart acquired a total of 2 413 711 shares in 2004, representing 1,2% of the shares in issues at June 2004. The shares were acquired at an average price of R26,76 for a total consideration of R64,6 million by a wholly-owned subsidiary of Massmart. Shares not utilised by the Massmart Share Trust during the year were treated as treasury shares at the year-end.

The directors have the authority to issue ordinary shares up to a maximum of 5% of the shares already issued and to issue preference shares until the next annual general meeting.

17. Share premium

Opening balance	**356,4**	494,5
Premium on shares issued during the year (net of costs)	**18,8**	12,8
Distribution to shareholders	**(195,3)**	(121,4)
Treasury shares	**29,5**	(29,5)
	209,4	356,4

18. Non-distributable reserves

Foreign currency translation reserve	**3,4**	(1,0)
Capital redemption reserve fund	**0,2**	0,2
Deferred taxation on trademarks	**18,0**	23,9
Amortisation of trademarks	**77,7**	77,9
Change in minority interests	**0,7**	0,5
	100,0	101,5

	Group	
	2005	2004
	Rm	Rm
19. Minority interests		
At the beginning of the year	**31,7**	22,4
Prior period lease smoothing adjustment	**–**	(0,1)
Changes in minority interests	**7,4**	0,2
Share of net profit of subsidiaries	**2,2**	8,9
Distribution to minorities	**(4,8)**	0,3
At the end of the year	36,5	31,7

2004 has been restated due to the reinterpretation of AC105: Leases, relating to operating leases. Details can be found in note 35.

	Group	
20. Non-current liabilities		
Interest bearing		
Unsecured		
Minority shareholders' loans	**19,0**	30,0
Less: Included in current borrowings	**(9,5)**	(11,0)
Short-term payable	**3,4**	–
Less: Included in current borrowings	**(3,4)**	–
Secured		
Medium-term bank loans	**108,7**	173,3
Less: Included in current borrowings	**(70,9)**	(64,4)
Foreign bank loan	**51,4**	48,4
Less: Related cash deposit	**(51,4)**	(48,4)
	47,3	127,9
For AC133 accounting treatment, see note 33, "Financial risk management".		
Capitalised finance leases	**105,4**	77,1
Less: Included in current borrowings	**(12,9)**	(3,6)
	92,5	73,5
Total interest bearing liabilities	**139,8**	201,4
Interest free		
Unsecured		
Minority shareholders' loans	**0,8**	0,8
Less: Included in current borrowings	**–**	–
Operating lease liability	**500,6**	465,0
Less: Included in current borrowings	**(30,4)**	(15,6)
Total non-interest bearing liabilities	**471,0**	450,2
Total non-current liabilities	**610,8**	651,6

20. Non-current liabilities continued

The minority shareholders' loans are interest-bearing at market-related rates and are repayable within two years.

Included in current borrowings is a short-term payable of R3,4 million, which is an amount owing to the Massmart Education Foundation relating to cash held on their behalf.

The 2004 "unsecured liabilities" have been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

Two medium-term bank loans, raised in 2002, are repayable in ten equal instalments over five years. One loan bears interest at a fixed rate of 6,6% and the other bears interest at a floating rate linked to the 90-day JIBAR. The loans are secured by intra-Group cross-suretyships.

The foreign bank loan relates to a US Dollar denominated loan in one of Massdiscounter's foreign operations which has a legal right of offset with a US Dollar denominated cash deposit.

Capitalised finance leases include vehicle and property leases, repayable in monthly instalments varying from one to five years at varying interest rates, some linked to the prime overdraft rate and one fixed at 13,8%.

The capitalised finance leases are secured by moveable assets of R40,3 million (2004: R6,5 million) and the property lease by the value of the underlying land.

The maturity profile of amounts payable under medium-term bank loans, short-term payables, minority shareholder loans and the finance leases is as follows:

	Repayable within 1 year* Rm	Repayable in 2 – 5 years Rm	Repayable after 5 years Rm	Total Rm
Bank loans				
Amount owing	79,0	39,5	–	118,5
Less: Future finance charges	(8,1)	(1,7)	–	(9,8)
Present value of obligations	70,9	37,8	–	108,7
Short-term payable				
Amount owing	3,4	–	–	3,4
Less: Future finance charges	–	–	–	–
Present value of obligations	3,4	–	–	3,4
Minority shareholders' loans				
Amount owing	9,5	10,2	0,8	20,5
Less: Future finance charges	–	(0,7)	–	(0,7)
Present value of obligations	9,5	9,5	0,8	19,8
Capitalised finance leases				
Amount owing	24,1	75,6	72,7	172,4
Less: Future finance charges	(11,2)	(35,1)	(20,7)	(67,0)
Present value of obligations	12,9	40,5	52,0	105,4
Total	96,7	87,8	52,8	237,3

** Included in current borrowings on the balance sheet.*

For AC133 accounting treatment, see note 33, "Financial risk management".

	Group 2005 Rm	Group 2004 Rm
21. Non-current provisions		
Onerous lease provision	**4,4**	5,2
Less: Payable within one year included in current provisions	**(0,8)**	(0,8)
Provision for post-retirement medical aid contributions and other medical aid provisions	**29,8**	29,6
	33,4	34,0

	Repayable within 1 year* Rm	Repayable in 2 – 5 years Rm	Repayable after 5 years Rm	Total Rm
Non-current provisions	0,8	2,9	30,5	34,2

* *Included in current provisions in note 22.*

Certain Group companies provide post-retirement healthcare benefits to their retirees. This fund is accounted for as a defined benefit plan and measured using the projected unit credit method. The liability is unfunded. The main assumption used in calculating the costs and the provision is an "interest rate – medical inflation rate" gap of 2%. This is consistent with the assumptions applied in the prior year.

The last valuation of the liability for the post-retirement medical aid contributions was performed as at June 2005 by MS Corporate Solutions, Fellow of the Institute of Actuaries. The current year costs have been assessed in accordance with the advice of independent actuaries.

	Group 2005 Rm	Group 2004 Rm
The net expense recognised in the income statement is:		
Current service cost	**1,7**	1,7
Interest cost	**3,6**	3,3
Benefits paid against balance sheet held liability	**(0,8)**	(0,8)
Net actuarial gain recognised in the year	**(4,3)**	(1,0)
Net expense recognised as part of employment costs	**0,2**	3,2
Movements in the post-retirement medical aid net liability:		
Opening defined benefit obligation	**29,6**	26,4
Expense as above	**0,2**	3,2
Closing defined benefit obligation	**29,8**	29,6

	Group	
	2005	2004
	Rm	Rm

22. Provisions

	2005 Rm	2004 Rm
Restructuring costs raised on acquisition	**5,7**	6,8
Onerous lease provision	**0,8**	0,8
	6,5	7,6

Provisions raised against specific assets, for example inventories and accounts receivable, are offset against those assets.

	Group			
	Opening balance Rm	**Amounts provided Rm**	**Amounts utilised Rm**	**Closing balance Rm**
Reconciliation of provisions				
2005				
Restructuring costs raised on acquisition	**6,8**	**–**	**(1,1)**	**5,7**
Onerous lease provision	**0,8**	**0,8**	**(0,8)**	**0,8**
	7,6	**0,8**	**(1,9)**	**6,5**
2004				
Restructuring costs raised on acquisition	18,1	–	(11,3)	6,8
Property refinancing costs	2,7	–	(2,7)	–
Post-retirement medical aid	2,9	–	(2,9)	–
Onerous lease provision	0,9	0,8	(0,9)	0,8
	24,6	0,8	(17,8)	7,6

	Group	
	2005	2004
	000s	000s

23. Employee share incentive scheme

	2005 000s	2004 000s
Total shares and options available to the scheme	**39 500**	39 500
At the beginning of the year shares and options	**24 751**	29 203
New shares and options offered to employees and executive directors	**4 168**	2 853
Shares sold by employees and directors	**(5 036)**	(5 981)
Shares repurchased from/forfeited by employees and options lapsed/forfeited	**(1 752)**	(1 324)
At the end of the year shares and options	**22 131**	24 751

The closing balance includes 7 946 454 (2004: 10 311 419) shares and 14 184 754 (2004: 14 439 403) options. Shares and options previously issued to employees who subsequently left the Massmart Group are excluded from the figures above. This has the effect of enabling these shares and options to be re-issued in terms of the employee share incentive scheme.

The following options granted to employees and directors in terms of the employee share incentive scheme have not yet been exercised:

		Number of options	
Offer date	Exercise price [R]	**2005**	2004
1 October 1998	4,29	–	10 959
22 September 1999	12,37	**741 637**	886 092
10 March 2000	14,61	**415 025**	822 411
13 November 2000	12,25	**543 173**	956 695
12 April 2001	8,00	**75 000**	202 500
27 August 2001	10,95	**3 180 394**	4 744 906
16 January 2002	12,03	**275 000**	433 600
22 May 2002	13,88	**1 006 070**	1 370 855
31 October 2002	15,23	**30 853**	41 137
15 November 2002	17,30	**38 493**	51 324
19 November 2002	17,43	**50 000**	150 000
1 December 2002	17,80	**49 000**	49 000
1 January 2003	18,30	**33 209**	57 231
1 February 2003	18,90	**117 987**	117 987
1 March 2003	18,80	–	24 913
1 April 2003	17,82	**460 834**	543 386
1 May 2003	18,06	**108 263**	151 453
27 May 2003	18,98	**968 180**	1 173 599
31 May 2003	19,14	**446 827**	472 286
1 September 2003	24,59	**167 971**	167 971
1 November 2003	28,20	**60 000**	60 000
26 February 2004	27,63	**171 445**	183 119
1 March 2004	27,90	**9 904**	9 904
1 April 2004	30,22	**25 996**	25 996
15 April 2004	32,55	**19 454**	19 454
26 May 2004	29,87	**926 874**	1 006 294
31 May 2004	30,20	**706 332**	706 331
1 September 2004	35,31	**844 579**	–
25 February 2005	45,24	**70 351**	–
1 April 2005	41,91	**1 104 077**	–
1 May 2005	43,42	**43 172**	–
27 May 2005	42,97	**699 636**	–
31 May 2005	42,88	**795 018**	–
		14 184 754	14 439 403

23. Employee share incentive scheme continued

Options may be exercised at any time but shares arising out of options may only be sold when they have vested with the participant.
Vesting occurs over a five-year period as follows:
25% two years after the offer date;
50% three years after the offer date;
75% four years after the offer date; and
100% five years after the offer date.

In terms of the scheme rules, all share loans on offers made prior to 22 May 2002 must be repaid or options exercised no later than 10 years from the offer date. For subsequent offers, share loans must be repaid or options exercised no later than six years from the offer date.

24. Retirement benefit information

All full-time permanent Massmart staff are members of either the Massmart pension fund, the Massmart provident fund or the SACCAWU National Provident Fund. These funds are defined contribution funds and are subject to the Pension Funds Act, 1956. As a result of recent acquisitions, certain staff are still members of the retirement funds of the previous businesses. Projects are under way to transfer these employees to one of the above funds in future, subject to regulatory approval.

The Massmart pension fund and the Massmart provident fund are required to submit a statutory actuarial valuation to the Financial Services Board every three years. The funds' valuator certified that the funds were financially sound at 29 February 2004 and that the assets were suitable in nature, in terms of the liabilities as at valuation date.

Contributions received by the funds for the year ended 30 June 2005 amounted to R116 million (2004: R102 million). The employers' contribution of R69 million (2004: R62 million) was included in the income statement for the year.

25. Commitments

	Group	
	2005 Rm	2004 Rm
Commitments in respect of capital expenditure approved by directors:		
Contracted for	**114,6**	41,3
Not contracted for	**230,5**	168,3
Acquisition commitment	**480,0**	–
	825,1	209,6

Commitments contracted for include new Massdiscounters stores to be opened in Nigeria and various small and large format stores in South Africa.

Commitments not contracted for include new Massdiscounters stores to be opened in Tanzania, Malawi and South Africa as well as stores to be revamped and IT expenditure.

The acquisition commitment is for 100% of Moresport although initially Massmart will only be acquiring 84%. This commitment is dependent on the Competition Commission approving the acquisition.

Massmart has the right of first refusal on the sale of any shares by the minority shareholders in various CBW stores. Historically, Massmart has exercised this right. The amount to be paid in future, should Massmart exercise its right, totals R63 million.

	Group	
	2005	2004
	Rm	Rm

26. Operating lease commitments

Land and buildings		
Year 1	**483,5**	436,9
Years 2 to 5	**2 048,7**	2 073,3
Subsequent to year 5	**2 250,5**	1 769,7
	4 782,7	4 279,9
Plant and equipment		
Year 1	**7,5**	20,1
Years 2 to 5	**20,0**	29,3
Subsequent to year 5	**2,6**	–
	30,1	49,4
Other		
Year 1	**17,2**	9,3
Years 2 to 5	**32,1**	15,6
Subsequent to year 5	**–**	1,7
	49,3	26,6

Promissory notes that represent commitments under non-cancellable operating leases of R1 275 million (2004: R1 368 million) entered into by Masstores (Proprietary) Limited on behalf of Makro are included in operating lease commitments in land and buildings. These leases terminate in December 2020 and have a discounted present value of R716 million (2004: R767 million). In accordance with AC105, the rentals paid are amortised on a straight-line basis over the entire remaining lease period.

27. Contingent liabilities

Guarantees in respect of creditors of subsidiary company	**1,5**	2,2

There are no legal or arbitration proceedings, of which the Group is aware, which would have a material effect on the Group's financial position.

28. Related party transactions

Trading transactions

In the prior year, Group companies entered into the following trading related transactions:

Fees paid		
Affinity Logic Holdings (Proprietary) Limited*	**–**	58,1
Fees received		
Affinity Logic Holdings (Proprietary) Limited	**–**	1,0

The above transactions were carried out at market-related prices.

** These are outsourcing fees for information technology services.*

28. Related party transactions continued

The investment in Affinity Logic Holdings was sold to UCS Holdings Limited in the prior year and as a result all transactions in the current year do not qualify as related party transactions.

Certain properties used by Servistar are leased from 152 Alexandra Road Properties (Pty) Limited owned by John Keil. John Keil is a director of Servistar.

Certain properties used by De La Rey are leased from the Carlos Gomes family trust. Carlos Gomes is a director of that company. Robbie Best, also a director of De La Rey, and Carlos Gomes are minority shareholders in that company.

29 Directors' emoluments

	Services as directors of Massmart Holdings Limited R000	Salary and allowances R000	Bonuses and performance-related payments[9] R000	Other benefits R000	Retirement and related benefits R000	Otherwise in connection with the affairs of Massmart Holdings Limited R000	Sub-total R000	Fringe benefit of interest-free loans used to finance shares[10] R000	Gains on exercise of share options R000	Total R000
For the year ended 30 June 2005										
Executive directors										
Lamberti, MJ [1]	–	**2 400**	**2 700**	**382**	**195**	–	**5 677**	**2 033**	–	**7 710**
Lamberti, MJ [2]	–	–	–	–	–	–	–	**1 399**	–	**1 399**
Hayward, GRC	–	**1 500**	**1 750**	**173**	**161**	–	**3 584**	**302**	**5 324**	**9 210**
Nothnagel, S [3]	–	**1 799**	**2 285**	**14**	**172**	–	**4 270**	–	**787**	**5 057**
Pattison, GM [4]	–	**1 608**	**1 075**	**14**	**156**	–	**2 853**	**679**	–	**3 532**
	–	**7 307**	**7 810**	**583**	**684**	–	**16 384**	**4 413**	**6 111**	**26 908**
Non-executive directors										
Seabrooke, CS [5]	**635**	–	–	–	–	–	**635**	–	**3 059**	**3 694**
Barrett, DG [6]	**103**	–	–	–	–	–	**103**	**58**	**2 305**	**2 466**
Brand, MD [7]	**235**	–	–	–	–	–	**235**	–	–	**235**
Combi, ZL	**160**	–	–	–	–	–	**160**	–	–	**160**
Hodkinson, J [8]	**137**	–	–	–	–	**38**	**175**	–	–	**175**
Langeni, P [8]	**137**	–	–	–	–	–	**137**	–	–	**137**
Matthews, IN	**555**	–	–	–	–	**30**	**585**	–	–	**585**
Maw, P	**310**	–	–	–	–	–	**310**	–	–	**310**
Mokhobo, DNM	**235**	–	–	–	–	–	**235**	–	–	**235**
Rubin, MJ	**160**	–	–	–	–	–	**160**	–	–	**160**
	2 667	–	–	–	–	**68**	**2 735**	**58**	**5 364**	**8 157**
Total	**2 667**	**7 307**	**7 810**	**583**	**684**	**68**	**19 119**	**4 471**	**11 475**	**35 065**

29 Directors' emoluments continued

For the year ended 30 June 2004

	Services as directors of Massmart Holdings Limited R000	Salary and allowances R000	Bonuses and performance-related payments[9] R000	Other benefits R000	Retirement and related benefits R000	Otherwise in connection with the affairs of Massmart Holdings Limited R000	Subtotal R000	Fringe benefit of interest-free loans used to finance shares[10] R000	Gains on exercise of share options R000	Total R000
Executive directors										
Lamberti, MJ	–	2 400	3 550	391	195	–	6 536	3 471	–	10 007
Lamberti, MJ	–	–	–	–	–	–	–	1 865	–	1 865
Barrett, DG	–	850	850	75	91	–	1 866	205	–	2 071
Hayward, GRC	–	1 380	1 466	190	149	–	3 185	281	1 766	5 232
	–	4 630	5 866	656	435	–	11 587	5 822	1 766	19 175
Non-executive directors										
Seabrooke, CS	600	–	–	–	–	–	600	–	–	600
Barrett, DG	108	–	–	–	–	–	108	98	1 589	1 795
Brand, MD	215	–	–	–	–	–	215	–	–	215
Combi, ZL	145	–	–	–	–	–	145	–	–	145
Kirsh, W	145	–	–	–	–	–	145	–	501	646
Leggatt, S	215	–	–	–	–	–	215	503	–	718
Matthews, IN	590	–	–	–	–	30	620	–	–	620
Maw, P	285	–	–	–	–	–	285	–	–	285
Mokhobo, DNM	215	–	–	–	–	–	215	–	–	215
Msimang, M	73	–	–	–	–	–	73	–	–	73
Rubin, MJ	145	–	–	–	–	–	145	116	–	261
Schukken, F	143	–	–	–	–	–	143	–	–	143
	2 879	–	–	–	–	30	2 909	717	2 090	5 716
Total	2 879	4 630	5 866	656	435	30	14 496	6 539	3 856	24 891

1. *MJ Lamberti's salary will not be increased for the duration of his contract*
2. *Relates to the 1 000 000 shares issued pursuant to the signing in March 2003 of a four-year service contract. For information regarding MJ Lamberti's service contract see page 85 of the Directors' report*
3. *Appointed executive director from 25 May 2005. Remuneration shown is for the whole year.*
4. *Appointed executive director from 7 December 2004. Remuneration shown is for the whole year.*
5. *The share options exercised were granted prior to listing in 2000 and no options have been granted to any non-executive directors since listing. No non-executive director options are outstanding to be exercised.*
6. *Appointed as non-executive director 1 January 2004 and resigned 7 December 2004*
7. *Individual not recipient of fees – fees paid to company*
8. *Appointed 25 August 2004*
9. *In order to match incentive awards with the performance to which they relate, bonuses above reflect the amounts accrued in respect of each year and not amounts paid in that year*
10. *Held in terms of the rules of the Company's share scheme*

30. Interests of directors in the Company's share scheme

Options allocated to purchase shares/shares issued

	Number of shares/options issued	Issue date	Issue price (R)	Expiry date	Shares/ options opening balance	Shares/ options closing balance
For the year ended 30 June 2005						
Executive directors						
Lamberti, MJ					**3 632 791**	**3 632 791**
Lamberti, MJ *					**1 000 000**	**1 000 000**
Hayward, GRC	**200 000**	**1 April 2005**	**41.91**	**31 March 2011**	**1 027 524**	**1 027 524**
Nothnagel, S	**400 000**	**1 April 2005**	**41.91**	**31 March 2011**	**419 240**	**819 240**
Pattison, GM	**400 000**	**1 April 2005**	**41.91**	**31 March 2011**	**641 138**	**1 041 138**
Non-executive directors						
Seabrooke, CS					**118 300**	**–**
Rubin, MJ **					**80 925**	**–**
For the year ended 30 June 2004						
Executive directors						
Lamberti, MJ					4 849 805	3 632 791
Lamberti, MJ *					1 000 000	1 000 000
Hayward, GRC	43 881	26 May 2004	29.87	26 May 2010	1 158 643	1 027 524
Non-executive directors						
Barrett, DG					842 500	467 500
Kirsh, W					19 500	–
Leggatt, S					1 194 500	944 500
Rubin, MJ **					80 925	80 925
Seabrooke, CS					118 300	118 300

Gains on the exercise of share options or sale of shares

	Number of shares/ options	Issue date	Issue price (R)	Exercise/ sale date	Exercise/ sale price (R)	Gain R000
For the year ended 30 June 2005						
Executive directors						
Hayward, GRC	**200 000**	**27 August 2001**	**10,95**	**22 September 2005**	**35,57**	**5 324**
Nothnagel, S	**30 000**	**1 April 2003**	**17,82**	**28 April 2005**	**44,06**	**787**
Pattison, GM	**150 000**	**13 November 2000**	**12,25**	**21 September 2004**	**36,72**	**3 670**
Non-executive directors						
Barrett, DG	**72 500**	**27 August 2001**	**10,95**	**28 October 2004**	**42,74**	**2 305**
Seabrooke, CS	**59 150**	**10 March 2000**	**14,61**	**10 September 2004**	**37,64**	**1 362**
Seabrooke, CS	**29 575**	**10 March 2000**	**14,61**	**22 September 2004**	**37,57**	**679**
Seabrooke, CS	**29 575**	**10 March 2000**	**14,61**	**10 March 2005**	**49,03**	**1 018**

Gains on the exercise of share options or sale of shares

	Number of shares/ options	Issue date	Issue price (R)	Exercise/ sale date	Exercise/ sale price (R)	Gain R000
For the year ended 30 June 2004						
Executive directors						
Lamberti, MJ	1 217 014	12 October 1990	4,29	21 November 2003	30,20	31 533
Hayward, GRC	125 000	27 August 2001	10,95	2 September 2003	25,08	1 766
Hayward, GRC	50 000	10 March 2000	12,25	27 November 2003	30,00	888
Non-executive directors						
Barrett, DG	72 500	27 August 2001	10,95	10 September 2003	25,50	1 055
Barrett, DG	227 500	1 October 2001	4,29	6 October 2003	25,50	4 825
Barrett, DG	75 000	13 November 2001	12,25	6 April 2004	33,43	1 589
Kirsh, W	19 500	1 October 2001	4,29	28 November 2003	30,00	501
Leggatt, S	50 000	15 August 1997	2,42	8 – 9 October 2003	25,70	1 164
Leggatt, S	50 000	15 August 1997	2,42	10 October 2003	27,00	1 229
Leggatt, S	100 000	15 August 1997	2,42	26 November 2003	30,00	2 758
Leggatt, S	50 000	15 August 1997	2,42	15 March 2004	28,70	1 314

* *Applicable to the issue of 1 000 000 shares pursuant to the signing of a four-year service contract in March 2003.*

** *Director settled his loan to the Massmart Holdings Limited Employee Share Trust and took transfer of the shares on 1 July 2004.*

Details of shares and share options per executive director:

2005	Movement date	Subscription price	Market price on sale	Number of shares/ share options	Expiry date
Lamberti, MJ					
Balance at the beginning of the period				4 632 791	
Options exercised				–	
New options granted				–	
Balance at the end of the period				4 632 791	
Comprising:	1 October 1998	4,29		1 532 791	30 September 2008
	4 July 2000	12,50		1 500 000	3 July 2010
	27 August 2001	10,95		600 000	26 August 2011
	13 March 2003	17,42		1 000 000	12 March 2009
Hayward, GRC					
Balance at the beginning of the period				1 027 524	
Options exercised	22 September 2004	10,95	35,57	(200 000)	
New options granted	1 April 2005	41,91		200 000	31 March 2011
Balance at the end of the period				1 027 524	
Comprising:	10 March 2000	14,61		158 643	9 March 2010
	13 November 2000	12,25		100 000	12 November 2010
	27 August 2001	10,95		475 000	26 August 2011
	19 November 2002	17,43		50 000	18 November 2008
	26 May 2004	29,87		43 881	25 May 2010
	1 April 2005	41,91		200 000	31 March 2011

30. Interests of directors in the Company's share scheme continued

2005	Movement date	Subscription price	Market price on sale	Number of shares/ share options	Expiry date
Nothnagel, S					
Opening balance at the beginning of period				449 240	
Options exercised	28 April 2005	17,82	44,05	(30 000)	
New options granted	1 April 2005	41,91		400 000	31 March 2011
Balance at the end of the period				819 240	
Comprising:	1 April 2003	17,82		388 210	31 March 2009
	26 May 2004	29,87		31 030	25 May 2010
	1 April 2005	41,91		400 000	31 March 2011
Pattison, GM					
Opening balance at the beginning of period				791 138	
Shares sold	21 September 2004	12,25	36,72	(150 000)	
New options granted	1 April 2005	41,91		400 000	31 March 2011
Balance at the end of the period				1 041 138	
Comprising:	13 November 2000	12,25		400 000	12 November 2010
	27 August 2001	10,95		150 000	26 August 2011
	27 May 2003	18,98		55 219	26 May 2009
	26 May 2004	29,87		35 919	25 May 2010
	1 April 2005	41,91		400 000	31 March 2011

31. Principal subsidiaries

Details of Massmart's material subsidiary companies are as follows:

Name of company	Number of shares in issue 000s	Effective holding %	Shares at book value Rm	Indebtedness Rm
CBW Holdings (Proprietary) Limited	–	100	1,0	120,3
De La Rey 1001 Building Materials (Proprietary) Limited	–	51	28,4	48,3
Federated Timbers (Proprietary) Limited	–	100	–	420,5
Furnex Stores (Proprietary) Limited	1	100	–	102,9
Jumbo Cash & Carry (Proprietary) Limited	–	100	74,5	243,2
Massmart Management & Finance Company (Proprietary) Limited	–	100	–	(177,1)
Masstores (Proprietary) Limited	200	100	–	(403,6)
Servistar (Proprietary) Limited	–	100	–	88,0
Shield Buying & Distribution (Proprietary) Limited	4 443	100	30,4	14,5
Massmart International Holdings Limited	–	100	–	81,5
			134,3	538,5

	Group 2005 Rm	Group 2004 Rm
31. Principal subsidiaries continued		
Net profit after tax	**693,9**	521,7
Net loss after tax	**(84,9)**	(1,6)

All subsidiaries listed above are incorporated in South Africa, with the exception of Massmart International Holdings Limited which is incorporated in Mauritius.

Given the long-term currency restrictions due to the situation in Zimbabwe, the results and financial position of Makro's two stores in that country remain unconsolidated.

The 2004 aggregate trading amounts have been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

32. Notes to the cash flow statement

32.1 Cash flow from trading

	2005 Rm	2004 Rm
Net profit before taxation	**916,0**	774,0
Adjustment for:		
Depreciation and amortisation	**229,3**	208,1
Net loss/(gain) on disposal of property, plant and equipment	**0,3**	(18,9)
Interest income	**(50,4)**	(48,3)
Interest expense	**71,4**	53,8
Investment income	**(35,2)**	(19,0)
Other non-cash movements	**17,3**	65,5
	1 148,7	1 015,2

The 2004 "other non-cash movements" has been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

32.2 Working capital movements

	2005 Rm	2004 Rm
Increase in inventories	**(107,8)**	(73,3)
Decrease/(increase) in accounts receivables and prepayments	**40,2**	(416,7)
Increase in accounts payable	**169,9**	767,6
Decrease in provisions	**(4,4)**	(22,3)
	97,9	255,3

32.3 Taxation paid

	2005 Rm	2004 Rm
Normal taxation:		
Amounts owing at the beginning of the year	**264,8**	68,5
Amounts owing at the end of the year	**(279,1)**	(264,8)
Deferred taxation:		
Amounts charged to the income statement	**26,0**	23,1
Utilisation of prior year assessed loss	**–**	43,5
Amounts acquired from purchase of subsidiary	**15,7**	–
Taxation charged to the income statement	**307,0**	253,9
	334,4	124,2

	Group 2005 Rm	Group 2004 Rm
32. Notes to the cash flow statement continued		
32.4 Investment to maintain operations		
Land and buildings/leasehold improvements	**76,6**	14,6
Vehicles	**10,4**	8,4
Plant and equipment	**81,0**	40,9
Computer equipment	**87,8**	72,4
	255,8	136,3
32.5 Investment to expand operations		
Land and buildings/leasehold improvements	**63,4**	30,3
Vehicles	**3,2**	3,3
Plant and equipment	**63,7**	65,6
Computer equipment	**17,6**	12,3
Goodwill	**8,5**	151,8
	156,4	263,3
32.6 Proceeds on disposal of property, plant and equipment		
Land and buildings/leasehold improvements	**1,3**	57,6
Vehicles	**2,0**	3,2
Plant and equipment	**1,2**	0,6
Computer equipment	**0,6**	0,1
	5,1	61,5
32.7 Investment in businesses/subsidiaries		
Fair value of assets and liabilities acquired in businesses/subsidiaries:		
Cash and cash equivalents	**13,9**	–
Inventories	**198,4**	53,2
Accounts receivable and prepayments	**92,8**	37,9
Property, plant and equipment	**109,9**	12,2
Taxation	**(15,7)**	–
Trade payables	**(232,4)**	(34,3)
Provisions	**(10,9)**	–
Loans	**(61,3)**	–
Goodwill	**599,5**	41,1
Minorities	**(2,3)**	(20,2)
Other	**7,0**	
Total purchase price	**698,9**	89,9
Less: Cash and cash equivalents of subsidiary	**(13,9)**	–
Cash impact of acquisition, net of cash and cash equivalents acquired	**685,0**	89,9

	Group	
	2005	2004
	Rm	Rm

32. Notes to the cash flow statement continued

32.8 Cash and cash equivalents at the end of the year

Cash on hand and balances with banks	**841,1**	1 105,8
Bank overdrafts	**(432,1)**	(80,6)
Cash and cash equivalents at the end of the year	**409,0**	1 025,2

33. Financial risk management

Interest rate management

The funding requirements/investment of surplus funds are managed by Massmart through its own commercial bank facilities.

Liquidity risk management

The Group's liquidity requirements are assessed on an ongoing basis as part of the Group's treasury function. No significant risk exists as the Group is conservatively structured and the operations generate positive cash flows.

	Group	
	2005	2004
	Rm	Rm
Total banking and loan facilities	**3 130,5**	2 074,8
Actual interest-bearing debt	**(665,2)**	(360,9)
Unutilised banking facilities	**2 465,3**	1 713,9

Banking facilities incorporate, amongst others, letters of credit, forward exchange contracts and electronic fund transfers. These facilities have been secured by cross-suretyships between Group companies.

Potential areas of credit risk include trade and consumer accounts receivable and short-term cash investments.

Trade accounts receivables consist primarily of a large, widespread customer base. Group companies regularly monitor the financial position of their customers. Where considered appropriate, credit guarantee insurance is used. The granting of credit is controlled by application and account limits. Provision is made for both specific and general bad debts, and at the year-end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee insurance or bad debt provision.

The following table shows the split of credit exposure:

	%	%
Trade accounts receivable	**80**	79
Consumer accounts receivable	**20**	21
	100	100

33. Financial risk management continued

Currency risk management

All foreign denominated trading liabilities are covered by forward exchange contracts. Foreign denominated assets are not covered by forward exchange contracts.

Fair values of financial instruments

All financial instruments have been classified according to the relevant AC133 category. There is no difference between their fair value and carrying value and they are accounted for as follows:

Financial assets

Available-for-sale investments

These are held at fair value and any adjustment to fair value is taken to equity. The total value taken to equity in the year was R nil.

Held-to-maturity investments

These are held at amortised cost less any impairment losses recognised to reflect irrecoverable amounts.

Held-for-trading

These are held at fair value and any adjustment to fair value taken to the income statement. Listed investments are carried at market value by reference to stock exchange quoted selling prices.

Originated loans

These are held at cost less any impairment losses recognised to reflect irrecoverable amounts.

Financial liabilities

All financial liabilities are held as non-trading liabilities and are shown at amortised cost.

The cash flows expected from the Group's participation in export partnerships over the next ten to fifteen years cannot, in the opinion of the directors, be accurately fairly valued and therefore have not been discounted. For fair presentation purposes, it is noted that any fair value impairment in the amounts due to the Group by virtue of its participation in such partnerships would result in a corresponding reduction in the fair value of the related deferred tax liability. Consequently such fair value impairment would have no impact on either the cash flow statement or the income statement of the Group.

Forward foreign exchange contracts

Forward exchange contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. The Group's policy is to enter into forward contracts for all committed foreign currency purchases.

In the current year, forward foreign exchange contracts have been accounted for according to AC133. Fair value has been determined using money market derivative rates at 30 June 2005 and the net gain or exposure on the contracts has been reflected in the financial statements.

33. Financial risk management continued

Financial assets continued

At year-end, the open forward exchange contracts were as follows:

	Foreign currency (millions)	Fair value adjustment Rm	Contract equivalent Rm	Average rate
2005				
USD	**34,1**	**4,4**	**226,6**	**6,6**
GBP	**0,2**	**0,1**	**2,4**	**12,0**
Euro	**1,4**	**(0,1)**	**11,8**	**8,2**
		4,4	**240,8**	
2004				
USD	51,2	(10,0)	348,3	6,8
GBP	0,5	(0,3)	6,4	12,2
Euro	1,6	(1,0)	13,6	8,4
		(11,3)	368,3	

The latest maturity date on open forward foreign exchange contracts is 15 March 2006.

34. Segmental reporting

The Group is organised into three divisions for operational and management purposes, being Massdiscounters, Masswarehouse and Masscash. Massmart reports its primary business segment information on this basis.

Group						
2005	**Total Rm**	**Corporate Rm**	**Mass-discounters Rm**	**Mass-warehouse Rm**	**Masscash Rm**	**Masstrade^ Rm**
Primary business segments						
Sales	**26 561,4**	**–**	**7 396,6**	**8 575,9**	**10 588,9**	**3 201,0**
EBITA	**1 009,4**	**–**	**488,2**	**321,3**	**199,9**	**21,3**
Net interest (paid)/received	**(21,0)**	**(41,8)**	**(1,0)**	**24,4**	**(2,6)**	**(7,5)**
Total assets	**8 089,2**	**74,1**	**2 550,5**	**2 859,1**	**2 605,5**	**859,1**
Total liabilities	**6 436,5**	**(1 483,1)**	**2 450,1**	**3 108,8**	**2 360,7**	**863,0**
Net capital expenditure	**407,1**	**6,2**	**177,1**	**178,3**	**45,5**	**2,0**
Depreciation and amortisation	**156,9**	**4,9**	**68,2**	**55,1**	**28,7**	**6,0**
Impairment losses	**72,4**	**–**	**–**	**–**	**72,4**	**72,4**
Non-cash items other than depreciation and impairment	**17,8**	**(56,3)**	**4,3**	**63,8**	**6,0**	**(0,5)**
Cash flow from operating activities	**510,0**	**(104,4)**	**304,3**	**306,6**	**3,5**	**(150,3)**
Cash flow from investing activities	**(1 109,0)**	**(610,5)**	**(173,6)**	**(217,4)**	**(107,5)**	**(31,5)**
Cash flow from financing activities	**(22,6)**	**(339,7)**	**90,6**	**145,0**	**81,5**	**110,2**

The corporate column includes certain consolidation entries.

^ *Included in Masscash results, and shown separately to comply with AC115 Segment Reporting.*

Group						
2004	Total Rm	Corporate Rm	Mass-discounters Rm	Mass-warehouse Rm	Masscash* Rm	Masstrade^ Rm
Primary business segments						
Sales	23 787,7	–	6 783,4	7 068,2	9 936,1	3 288,4
EBITA	850,8	–	344,1	223,3	283,4	61,7
Net interest (paid)/received	(7,2)	(28,0)	(16,4)	26,0	11,2	(4,3)
Total assets	7 113,2	239,5	2 226,8	1 925,1	2 721,8	1 020,5
Total liabilities	5 651,7	(1 236,1)	2 318,2	2 145,5	2 424,1	928,7
Net capital expenditure	338,1	5,7	84,6	114,8	133,0	35,7
Depreciation and amortisation	208,1	34,2	62,4	54,9	56,6	13,0
Non-cash items other than depreciation	66,1	4,9	15,6	38,0	7,6	–
Cash flow from operating activities	941,1	297,6	361,0	150,8	131,7	47,9
Cash flow from investing activities	(435,3)	(217,5)	(70,6)	(0,5)	(146,7)	(26,5)
Cash flow from financing activities	(39,8)	(170,6)	53,6	(39,4)	116,6	7,0

The corporate column includes certain consolidation entries.

2004 has been restated due to SAICA's reinterpretation of AC105: Leases, relating to accounting for operating leases. Details can be found in note 35.

* *Includes Trident Holdings for the nine months from 1 October 2003 to 30 June 2004.*

^ *Included in Masscash results, and shown separately to comply with AC115 Segment Reporting.*

34. Segmental reporting continued

	Group					
	Total	**South Africa**	**Rest of Africa**	Total	South Africa	Rest of Africa
	2005	**2005**	**2005**	2004	2004	2004
	Rm	**Rm**	**Rm**	Rm	Rm	Rm
Geographic segments						
Sales	**26 561,4**	**25 023,5**	**1 537,9**	23 787,7	22 322,2	1 465,5
Segment assets	**8 089,2**	**7 782,4**	**306,8**	7 113,2	6 750,6	362,6
Net capital expenditure	**407,1**	**324,6**	**82,5**	338,1	254,0	84,1

35. Restatement due to reinterpretation of AC105: Leases

On 2 August 2005 SAICA issued circular 7/2005, clarifying the interpretation of AC105: Leases for South African companies. The company has conformed with this interpretation of the accounting for operating leases and now accounts for the expense (or income) on a straight-line basis over the period of the lease. Operating lease expenses and income were previously accounted for on a contract basis. The financial statements of the prior period have been restated to reflect this change. The effect of the restatement on the financial statements is summarised below:

	Gross	Taxation	Minorities	Net	Cumulative
Income statement	Rm	Rm	Rm	Rm	Rm
Decrease in net profit					
Cumulative to 30 June 2003					(369,3)
2004	(72,7)	21,6	–	(51,1)	(420,4)
2005	(68,2)	14,1	0,4	(53,7)	(474,1)

	Retained income	Deferred taxation	Minority interests	Goodwill	Operating lease liability
Balance sheet	Rm	Rm	Rm	Rm	Rm
At 30 June 2003	369,3	160,7	0,1	2,5	(531,2)
At 30 June 2004	420,4	182,3	–	2,7	(465,1)
At 30 June 2005	474,1	200,2	3,4	8,8	(500,6)

	Notes	Company 2005 Rm	Company 2004 Rm
Revenue	1	**576,7**	222,4
Management and administration fees received		**30,4**	23,4
Dividends received		**545,2**	197,2
Other costs		**(18,7)**	(16,1)
Operating profit		**556,9**	204,5
Net interest (paid)/received	2	**(6,2)**	1,8
Net profit before taxation		**550,7**	206,3
Taxation	3	**(23,3)**	(13,2)
Net profit attributable to shareholders		**527,4**	193,1
Dividends/distribution per share (cents)			
Interim		**111,0**	61,0
Final * (see note 7 on page 97 of the Group accounts)		**72,0**	98,0

** Declared and paid after the financial year-end.*

		Company	
		2005	2004
	Notes	**Rm**	Rm
Assets			
Non-current assets		**1 113,9**	582,2
Interests in subsidiaries	4	**745,5**	262,8
Other investments and loans	5	**368,4**	319,4
Current assets		**14,6**	10,5
Accounts receivable and prepayments		**14,6**	10,2
Bank balances and cash		**–**	0,3
Total assets		**1 128,5**	592,7
Equity and liabilities			
Capital and reserves		**654,8**	581,8
Share capital	6	**2,0**	2,0
Share premium	7	**209,4**	385,9
Retained profit		**443,4**	193,9
Total equity		**654,8**	581,8
Current liabilities		**473,7**	10,9
Accounts payable		**46,7**	7,3
Taxation		**7,0**	3,6
Bank overdraft		**420,0**	–
Total equity and liabilities		**1 128,5**	592,7

		Company	
		2005	2004
	Notes	**Rm**	Rm
Cash flow from operating activities			
Cash flow from trading	9.1	**(36,9)**	(35,2)
Working capital movements	9.2	**(1,6)**	(8,2)
Cash utilised from operations		**(38,5)**	(43,4)
Net interest received		**(6,2)**	1,8
Investment income		**545,2**	197,2
Taxation paid		**(19,9)**	(9,6)
Dividends/distribution paid to shareholders		**(416,4)**	(218,4)
Net cash inflow/(outflow) from operating activities		**64,2**	(72,4)
Change in subsidiary shareholding		**(20,4)**	–
Loans and other investments		**(482,9)**	59,9
Net cash (outflow)/inflow from investing activities		**(503,3)**	59,9
Shares issued (net of costs)		**18,8**	12,8
Net cash inflow from financing activities		**18,8**	12,8
Net (decrease)/increase in cash and cash equivalents		**(420,3)**	0,3
Cash and cash equivalents at the beginning of the year		**0,3**	–
Cash and cash equivalents at the end of the year		**(420,0)**	0,3

	Company			
	Share capital Rm	Share premium Rm	Retained profit Rm	**Total Rm**
Balance as at 30 June 2003	2,0	494,5	137,9	**634,4**
Net profit for the year	–	–	193,1	**193,1**
Share trust loss	–	–	(40,1)	**(40,1)**
Issue of shares (net of costs)	–	12,8	–	**12,8**
Dividends paid	–	–	(97,0)	**(97,0)**
Share premium distribution to shareholders	–	(121,4)	–	**(121,4)**
Balance as at 30 June 2004	2,0	385,9	193,9	**581,8**
Net profit for the year	–	–	527,4	**527,4**
Share trust loss	–	–	(56,8)	**(56,8)**
Issue of shares (net of costs)	–	18,8	–	**18,8**
Dividends paid	–	–	(221,1)	**(221,1)**
Share premium distribution to shareholders	–	(195,3)	–	**(195,3)**
Balance as at 30 June 2005	2,0	209,4	443,4	**654,8**

	Company	
	2005	2004
	Rm	Rm

1. Revenue

Dividends received	**545,2**	197,2
Interest received	**1,1**	1,8
Management and administration fees received	**30,4**	23,4
	576,7	222,4

2. Net interest (paid)/received

Interest received	**1,1**	1,8
Interest paid	**(7,3)**	–
	(6,2)	1,8

3. Taxation

South African normal tax		
Current tax	**4,1**	3,6
Secondary tax on companies	**19,2**	9,6
	23,3	13,2

4. Interest in subsidiaries

Shares at cost less amounts written off	**134,3**	105,9
Amounts owing by subsidiaries	**611,2**	156,9
	745,5	262,8

5. Other investments and loans

Unlisted investments		
Preference shares – Fullimput 65 (Pty) Limited[1]	**364,3**	315,6
Investment in Imagegate Limited (UK)[2]	**4,1**	3,8
	368,4	319,4

The directors' valuation of the unlisted investments at 30 June 2005 is R368,4 million (2004: R319,4 million). The preference share investment represents cumulative preference shares in Fullimput 65 (Pty) Limited. A long-term liability of the Group is secured by a cession of the preference shares.

Notes

1. *Classified as a "held-to-maturity" financial asset for AC133 purposes.*
2. *Classified as an "originated loan and receivable" financial asset for AC133 purposes.*

For AC133 accounting treatment of these financial assets, see note 33 in the Group accounts.

	Company	
	2005	2004
	Rm	Rm

6. Share capital

Authorised

500 000 000 (2004: 500 000 000) ordinary shares of one cent each	**5,0**	5,0

Issued

199 640 697 (2004: 199 190 697) ordinary shares of one cent each	**2,0**	2,0

Except for the issue 450 000 shares in terms of the Massmart share incentive scheme, there were no other movements in the share capital of the Company during the current reporting period.

The directors have the authority, to issue ordinary shares up to a maximum of 5% of the shares already issued, and to issue preference shares until the next annual general meeting.

The following options granted to employees in terms of the employee share incentive scheme have not yet been exercised: 14 184 754 (2004: 14 439 403) Massmart ordinary shares at considerations ranging from R4,29 to R45,24 (2004: R4,29 to R32,55). Details are shown in note 23 under the Group accounts.

7. Share premium

Opening balance	**385,9**	494,5
Premium on shares issued during the year net of costs	**18,8**	12,8
Distribution to shareholders	**(195,3)**	(121,4)
	209,4	385,9

8. Contingent liabilities

Cross-suretyships under banking and other financial facilities	**3 846,5**	2 841,8
	3 846,5	2 841,8

Refer to note 33 on page 119 for utilisation of cross-suretyships.

9. Notes to the cash flow statement

9.1 Cash flow from trading

Net profit before taxation	**550,7**	206,3
Adjustment for:		
Interest income/(expense)	**6,2**	(1,8)
Investment income	**(545,2)**	(197,2)
Other non-cash movements	**(48,6)**	(42,5)
	(36,9)	(35,2)

9.2 Working capital movements

Increase in accounts receivable	**(4,4)**	(8,0)
Increase/(decrease) in accounts payable	**2,8**	(0,2)
	(1,6)	(8,2)

The following analysis of shareholders was extracted from the shareholders' register as at June 2005:

	Number	%	Number of shares	%
Shareholder spread				
1 – 1 000 shares	4 785	69,79	1 540 902	0,77
1 001 – 10 000 shares	1 567	22,86	4 662 516	2,34
10 001 – 100 000 shares	321	4,68	12 344 185	6,18
100 001 – 1 000 000 shares	148	2,16	47 252 422	23,67
1 000 001 shares and over	35	0,51	133 840 672	67,04
	6 856	100,00	199 640 697	100,00

	Number	%	Number of shares	%
Distribution of shareholders				
Banks	124	1,81	77 553 427	38,85
Close corporations	80	1,17	96 373	0,05
Endowment funds	95	1,39	1 529 518	0,77
Individuals	4,973	72,51	5 449 688	2,70
Insurance companies	32	0,47	25 465 939	12,76
Investment companies	27	0,39	12 431 572	6,23
Medical aid schemes	8	0,12	196 089	0,10
Mutual funds	151	2,20	27 365 347	13,71
Nominees and trusts	856	12,49	2 543 931	1,27
Other corporations	65	0,95	130 507	0,07
Pension funds	217	3,17	35 506 173	17,79
Private companies	192	2,80	3 090 583	1,55
Public companies	34	0,50	297 769	0,15
Share trusts	2	0,03	7 983 781	4,00
	6 856	100,00	199 640 697	100,00

	Number	%	Number of shares	%
Public/non-public shareholders				
Non-public shareholders:				
Directors of the Company	7	0,09	7 731 469	3,87
Share trust	2	0,03	2 512 547	1,26
Public shareholders	6 847	99,88	189 396 681	94,87
	6 856	100,00	199 640 697	100,00

	Number of shares	%
Beneficial shareholders holding 5% or more		
The following shareholders held beneficially, directly or indirectly, more than 5% of the Company's shares:		
Old Mutual Group	30 163 469	15,11
Public Investment Commissioner	14 765 728	7,40
Foreign custodians holding of 5% or more		
The following custodians held beneficially, directly or indirectly, more than 5% of the Company's shares:		
JP Morgan Chase	27 158 010	13,60

For details of the directors' shareholdings see page 84 of the Directors' report.

Notice is hereby given that the annual general meeting of the Company will be held at 08:30 at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton on Wednesday, 23 November 2005, for purposes of:

1. Transacting the following business:
1.1 to receive and adopt the annual financial statements of the Company and the Group for the year ended 30 June 2005;
1.2 to elect directors in the place of those retiring in accordance with the Company's Articles of Association; and
1.3 to transact such other business as may be transacted at an annual general meeting.

2. Considering and, if deemed fit, passing, with or without modification, the following ordinary and special resolutions:

Ordinary resolutions

1. "Resolved that the annual financial statements of the Company and the Group for the year ended 30 June 2005, circulated together with this notice, be and are hereby adopted."

2. "Resolved that Mr GM Pattison, who was elected to the Board of directors of the Company with effect from 7 December 2004 and who resigns as required by the Articles of Association and has offered himself for re-election, be and is hereby re-elected to the Board of directors of the Company."

3. "Resolved that Mr S Nothnagel, who was elected to the Board of directors of the Company with effect from 25 May 2005 and who now resigns as required by the Articles of Association and has offered himself for re-election, be and is hereby re-elected to the Board of directors of the Company."

4. "Resolved that Mr CS Seabrooke, who now resigns by rotation and has offered himself for re-election, be and is hereby re-elected to the Board of directors of the Company."

5. "Resolved that Ms DNM Mokhobo, who now resigns by rotation and has offered herself for re-election, be and is hereby re-elected to the Board of directors of the Company."

6. "Resolved that Mr MJ Rubin, who now resigns by rotation and has offered himself for re-election, be and is hereby re-elected to the Board of directors of the Company."

7. "Resolved that the non-executive directors' annual remuneration, for the 2006 financial year be set as follows:

Chairman	R416 000
Directors	R166 400
Committee chairmen	R166 400
Committee members	R78 000."

8. "Resolved that Messrs Deloitte & Touche be and are hereby re-elected as the Company's auditors for the ensuing financial year."

9. "Resolved that all the ordinary shares in the authorised but unissued share capital of the Company be and are hereby placed under the control of the directors in terms of section 221(2) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), who shall be authorised to allot and issue such shares to such person or persons on such terms and conditions as they may deem fit but not exceeding 5% of the number of shares already in issue. Such allotment will be in accordance with the Act and the Listings Requirements of the JSE Limited ("JSE")".

10. "Resolved that all the preference shares in the authorised but unissued share capital of the Company be and are hereby placed under the control of the directors in terms of section 221(2) of the Act, who shall be authorised to allot and issue such shares to such person or persons on such terms and conditions as they may deem fit. Such allotment will be in accordance with the Act and the Listings Requirements of the JSE.

11. "Resolved that, subject to the JSE Listings Requirements, the directors be and are hereby authorised to issue the ordinary shares in the authorised but unissued share capital of the Company for cash to such person or persons on such terms and conditions as they may deem fit, subject to the following:
11.1 the shares shall be of a class already in issue;
11.2 the shares shall be issued to public shareholders (as defined in the JSE Listings Requirements) and not to related parties (as defined in the JSE Listings Requirements);

11.3 the issues in the aggregate in any one financial year shall not exceed 5% (five percent) of the number of shares already in issue;

11.4 the maximum discount at which the shares may be issued shall be 10% (ten percent) of the weighted average traded price of the shares over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors;

11.5 the authority hereby granted will be valid until the Company's next annual general meeting, provided that it will not extend beyond 15 (fifteen) months;

11.6 once the securities have been issued the Company shall publish an announcement in accordance with paragraph 11.22 of the JSE Listings Requirements."

12. "Resolved that, subject to the JSE Listings Requirements, the directors be and are hereby authorised to issue the preference shares in the authorised but unissued share capital of the Company for cash to such person or persons on such terms and conditions as they may deem fit, subject to the following:

12.1 the shares shall be of a class already in issue;

12.2 the shares shall be issued to public shareholders (as defined in the JSE Listings Requirements) and not to related parties (as defined in the JSE Listings Requirements);

12.3 the maximum discount at which the shares may be issued shall be 10% (ten percent) of the weighted average traded price of the shares over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors;

12.4 the authority hereby granted will be valid until the Company's next annual general meeting, provided that it will not extend beyond 15 (fifteen) months;

12.5 once the securities have been issued the Company shall publish an announcement in accordance with paragraph 11.22 of the JSE Listings Requirements."

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the annual general meeting is required for these resolutions to become effective.

Special resolutions

1. "Resolved that the Company and its subsidiaries be and are hereby authorised in terms of sections 85(2) and 85(3) of the Act, and the JSE Listings Requirements, from time to time to acquire the ordinary shares in the issued share capital of the Company from such shareholder/s, at such price, in such manner and subject to such terms and conditions as the directors may deem fit, but subject to the Articles of Association of the Company, the Act and the JSE Listings Requirements, and provided that:

1.1 the authority hereby granted will be valid until the Company's next annual general meeting, provided that it will not extend beyond 15 (fifteen) months from the date of registration of this special resolution;

1.2 acquisitions may not be made at a price greater than 10% (ten percent) above the weighted average of the market value for the shares determined over the 5 (five) business days prior to the date that the price for the acquisition is effected;

1.3 acquisitions in the aggregate in any one financial year shall not exceed 15% (fifteen percent) of that class of the Company's issued ordinary share capital;

1.4 the repurchase of securities will be effected through the order book operated by the JSE trading system and will be done without any prior understanding or arrangement between the Company and the counter party;

1.5 the Company will only appoint one agent to effect the repurchases on the Company's behalf;

1.6 the Company will only undertake a repurchase of securities if, after such repurchases, the Company complies with the JSE listing shareholder spread requirements;

1.7 neither the Company nor its subsidiaries will repurchase securities during a prohibited period (as defined in the JSE Listings Requirements);

1.8 an announcement complying with 11.27 of the JSE Listings Requirements will be published by the Company when the Company and/or its subsidiaries have cumulatively repurchased 3% (three percent) of the Company's issued ordinary share capital and for each 3% (three percent) in aggregate thereafter."

2. "Resolved that the Company and its subsidiaries be and are hereby authorised in terms of sections 85(2) and 85(3) of the Act, and the JSE Listings Requirements, from time to time to acquire the preference shares in the issued share capital of the Company from such shareholder/s, at such price, in such manner and subject to such terms and conditions as the directors may deem fit, but subject to the Articles of Association of the Company, the Act and the JSE Listings Requirements, and provided that:

2.1 the authority hereby granted will be valid until the Company's next annual general meeting, provided that it will not extend beyond 15 (fifteen) months from the date of registration of this special resolution;

2.2 acquisitions may not be made at a price greater than 10% (ten percent) above the weighted average of the market value for the shares determined over the 5 (five) business days prior to the date that the price for the acquisition is effected;

2.3 acquisitions in the aggregate in any one financial year shall not exceed 15% (fifteen percent) of that class of the Company's issued preference share capital;

2.4 the repurchase of securities will be effected through the order book operated by the JSE trading system and will be done without any prior understanding or arrangement between the Company and the counter party;

2.5 the Company will only appoint one agent to effect the repurchases on the Company's behalf;

2.6 the Company will only undertake a repurchase of securities if, after such repurchases, the Company complies with the JSE listing shareholder spread requirements;

2.7 neither the Company nor its subsidiaries will repurchase securities during a prohibited period (as defined in the JSE Listings Requirements);

2.8 an announcement complying with 11.27 of the JSE Listings Requirements will be published by the Company when the Company and/or its subsidiaries have cumulatively repurchased 3% (three percent) of the Company's issued preference share capital and for each 3% (three percent) in aggregate thereafter."

Although the JSE Listings Requirements provide that acquisitions by a Company of its own shares in the aggregate in any one financial year pursuant to a general authority may not exceed 20% (twenty percent) of the Company's issued share capital, the directors are only seeking an authority to acquire up to 15% of the Company's issued share capital.

Statement by the Board of directors

In accordance with the JSE Listings Requirements, the directors state that:

a) the intention of the directors is to utilise the authority at a future date, provided that the cash resources of the Company are in excess of its requirements. In this regard, the directors will take into account, inter alia, an appropriate capitalisation structure for the Company and the long-term cash needs of the Company, and will ensure that any such utilisation is in the interests of the shareholders;

b) having considered the effect of the maximum number of ordinary and preference shares that may be acquired pursuant to the authority and the date upon which such acquisition/s will take place:
   - the Company and its subsidiaries will, in the ordinary course of business, be able to pay their debts for a period of 12 months after the date of this notice of annual general meeting;
   - the assets of the Company and its subsidiaries will be in excess of the liabilities of the Company and its subsidiaries for a period of 12 months after the date of this notice of annual general meeting, such assets and liabilities being fairly valued in accordance with South African Statements of Generally Accepted Accounting Practice and in accordance with the accounting policies used in the Company and the Group annual financial statements for the year ended 30 June 2005;
   - the issued share capital and reserves of the Company and its subsidiaries will be adequate for purposes of the business of the Company and its subsidiaries for a period of 12 months after the date of this notice of annual general meeting;
   - the working capital available to the Company and its subsidiaries will be adequate for purposes of the business of the Company and its subsidiaries for a period of 12 months after the date of this notice of annual general meeting.

The Company will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the beginning of any purchase of the Company shares on the open market.

Reason and effect

The reason for special resolutions number 1 and 2 is to give a mandate to the directors to repurchase ordinary and preference shares in the Company.

The effect of special resolutions number 1 and 2 will be that the Company and its subsidiaries will be authorised to acquire ordinary and preference shares in the Company.

Voting and proxies

All holders of ordinary shares in the Company will be entitled to attend and vote at the annual general meeting. Subject to any rights or restrictions for the time being attached to any ordinary shares, on a show of hands, every shareholder who is present in person, or in the case of a company, the representative appointed in terms of section 188 of the Act, shall have one vote. On a poll, each shareholder shall have so many votes for each share as is determined in accordance with section 195 of the Act, read with the Company's Articles of Association.

If you hold certificated shares (i.e. have not dematerialised your shares in the Company) or are registered as an own name dematerialised shareholder, then:

- you may attend and vote at the annual general meeting; alternatively
- you may appoint a proxy to represent you at the annual general meeting by completing the attached form of proxy and returning it to the registered office of the Company to be received by no later than 48 hours prior to the time appointed for the holding of the meeting (excluding Saturdays, Sundays, and public holidays).

If you own dematerialised shares (i.e. have replaced the paper share certificates representing the shares with electronic records of ownership under the JSE's electronic settlement system, STRATE Limited ("STRATE")) and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Security Depository Participant ("CSDP") to hold your shares in your own name on the Company's sub-register), then subject to the mandate between yourself and your CSDP or broker:

- if you wish to attend the annual general meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if you are unable to attend the annual general meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the annual general meeting. You must not complete the attached form of proxy. The instructions must be provided in accordance with the mandate between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

CSDPs, brokers or their nominees, as the case may be, recorded in the Company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the Company, vote by either appointing a duly authorised representative to attend and vote at the annual general meeting or by completing the attached form of proxy in accordance with the instructions thereon and returning it to the registered office of the Company to be received not less than 48 hours prior to the time appointed for the holding of the meeting.

In terms of the JSE Listings Requirements for special resolutions number 1 and 2, general information is included in the annual report attached, including:

(i) Directors and management (pages 24 – 26);
(ii) Major shareholders (page 130);
(iii) Material changes (page 85);
(iv) Directors' interest in securities (page 114);
(v) Share capital of the Company (page 129); and
(vi) Litigation (page 72)

The directors whose names appear on pages 24 and 25 of the annual report collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular (the notice to the annual general meeting) contains all information required by law and the JSE Listings Requirements.

By order of the Board

Aubrey Cimring
Company Secretary

Johannesburg
13 October 2005

For use by certificated and own name dematerialised shareholders only

Massmart Holdings Limited

Registration number 1940/014066/06
JSE share code MSM
ISIN Code ZAE000029534

I/We ______________________________

of ______________________________

being a member/members of the abovementioned company and holding [ ] shares in the Company hereby appoint:

____

or failing him/her, ______________________________

or failing him/her, the chairman of the annual general meeting as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the Company to be held at 08:30 on Wednesday, 23 November 2005 at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton and at every adjournment of that meeting.

Signed at ______________ this ______________ day of ______________ 2005

Signature ______________________________

Please indicate with an "X" in the appropriate space below how you wish your vote to be cast. If you return this form duly signed, without any specific directions, the proxy shall be entitled to vote as he/she thinks fit.

	in favour of resolution	against resolution	abstain from voting
Ordinary resolutions 1. Adoption of the annual financial statements			
2. Re-election of Mr GM Pattison to the Board of directors			
3. Re-election of Mr S Nothnagel to the Board of directors			
4. Re-election of Mr CS Seabrooke to the Board of directors			
5. Re-election of Ms DNM Mokhobo to the Board of directors			
6. Re-election of Mr MJ Rubin to the Board of directors			
7. Approval of the non-executive directors' annual remuneration for the 2006 financial year			
8. Re-election of Messrs Deloitte & Touche as the Company's auditors			
9. Placement of the unissued ordinary share capital under the control of the directors, limited to 5% of the shares already in issue			
10. Placement of the unissued preference share capital under the control of the directors			
11. Authorisation for the directors to issue ordinary shares for cash, limited to 5% of the shares already in issue			
12. Authorisation for the directors to issue preference shares for cash			
Special resolutions 1. Authority for the Company to buy back its own ordinary shares			
2. Authority for the Company to buy back its own preference shares			

A member entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company. Proxies must be lodged at the registered office of the Company not less than 48 hours before the time for the holding of the meeting.

1. A form of proxy is only to be completed by those ordinary shareholders who are:
   1.1 holding ordinary shares in certified form; or
   1.2 recorded on sub-register electronic form in "own name".

2. If you have already dematerialised your ordinary shares through a Central Securities Depository Participant ("CSDP") or broker and wish to attend the annual general meeting, you must request your CSDP or broker to provide you with a letter of representation or you must instruct your CSDP or broker to vote by proxy on your behalf in terms of the agreement entered into between yourself and your CSDP or broker.

3. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.

4. A member's instructions to the proxy must be indicated by the insertion of the relevant numbers of votes exercisable by the member in the space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the member's votes exercisable thereat. A member or the proxy is not obliged to use all the votes exercisable by the member or by the proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the member or by the proxy.

5. Forms of proxy must be lodged with or posted to the Company's registered office, Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, 2196 (Private Bag X4, Sunninghill, 2157), to be received no later than 08:30 on Monday, 21 November 2005.

6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.

7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity or other legal capacity must be attached to this form of proxy, unless previously recorded by the transfer secretaries or waived by the Chairman of the annual general meeting.

8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

9. Notwithstanding the aforegoing, the Chairman of the annual general meeting may waive any formalities that would otherwise be a prerequisite for a valid proxy.

10. If any shares are jointly held, the first name appearing in the register shall, in the event of any dispute, be taken as a member.

administration

Company Secretary	A Cimring, CA(SA)
Registered office	Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, 2196
Postal address	*Private Bag X4, Sunninghill, 2157*
Telephone number	+ 27 (0) 11 517 0000
Fax number	+ 27 (0) 11 517 0020
Website	http://www.massmart.co.za
Company registration number	1940/014066/06
JSE share code	MSM
ISIN code	ZAE000029534
Transfer secretaries	Computershare Limited, Investor Services Division, 70 Marshall Street, Johannesburg, 2000
Principal bankers	Nedbank Group Limited, ABSA Bank Limited, The Standard Bank of South Africa Limited, First National Bank (A division of FirstRand Bank Limited)
Auditors	Deloitte & Touche
Corporate law advisors	Edward Nathan (Pty) Limited
Lead sponsor	*Deutsche Securities*

financial calendar

Financial year-end		June
Annual report		*October*
Annual general meeting		November
Interim report		February
Dividends:		
Declared	interim	February
	final	August
Payable	interim	March
	final	September

GRAPHICOR 32288

www.massmart.co.za

END